  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 28, 1997

                                                     REGISTRATION NO. 333-27245
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                     EASTERN ENVIRONMENTAL SERVICES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              59-2840783
    (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)             IDENTIFICATION NUMBER)

                               ----------------

                                                LOUIS D. PAOLINO, JR.
                                        CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                           1000 CRAWFORD PLACE, SUITE 101
                                            MT. LAUREL, NEW JERSEY 08054
    1000 CRAWFORD PLACE, SUITE 101                 (609) 235-6009
     MT. LAUREL, NEW JERSEY 08054        (NAME, ADDRESS, INCLUDING ZIP CODE,
            (609) 235-6009                          AND TELEPHONE
   (ADDRESS, INCLUDING ZIP CODE, AND    NUMBER, INCLUDING AREA CODE, OF AGENT
           TELEPHONE NUMBER,                        FOR SERVICE)
 INCLUDING AREA CODE, OF REGISTRANT'S
     PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                  COPIES TO:
     H. JOHN MICHEL, JR., ESQUIRE            STEPHEN P. FARRELL, ESQUIRE
      DRINKER BIDDLE & REATH LLP             MORGAN LEWIS & BOCKIUS LLP
         1345 CHESTNUT STREET                      101 PARK AVENUE
 PHILADELPHIA, PENNSYLVANIA 19107-3496      NEW YORK, NEW YORK 10178-0060
            (215) 988-2700                         (212) 309-6000

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JULY 28, 1997

PROSPECTUS
                                4,500,000 SHARES

                                      LOGO

                                  COMMON STOCK

                                   --------

  All of the 4,500,000 shares offered hereby are being sold by the Company. The Company's Common Stock is traded on the Nasdaq National Market under the symbol "EESI." The reported last sale price of the Company's Common Stock on the Nasdaq National Market on July 9, 1997 was $18.25 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                   --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           UNDERWRITING
              PRICE TO    DISCOUNTS AND   PROCEEDS TO
               PUBLIC     COMMISSIONS(1)   COMPANY(2)
-----------------------------------------------------
Per Share       $              $              $
-----------------------------------------------------
Total(3)       $              $              $
-----------------------------------------------------

--------------------------------------------------------------------------------
(1) For information regarding indemnification of the several Underwriters, see "Underwriting."
(2) Before deducting expenses estimated at $1,275,000 payable by the Company.
(3) The Company has granted the several Underwriters a 30-day option to purchase up to 675,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the Price to Public, Underwriting Discounts and Commissions, and
    Proceeds to Company will be $   , $   , and $   , respectively.

                                   --------

  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as, and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
 , 1997 at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                                   --------

SMITH BARNEY INC.
                 OPPENHEIMER & CO., INC.
                                  SANDERS MORRIS MUNDY
PACIFIC GROWTH EQUITIES, INC.                               VAN KASPER & COMPANY

      , 1997

    [MAP OF EASTERN UNITED STATES INDICATING THE LOCATION OF THE COMPANY'S
      COLLECTION, TRANSPORTATION, AND DISPOSAL OPERATIONS APPEARS HERE]


  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES ACT. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus and other information incorporated by reference herein. Unless otherwise noted, all financial information and share and per share data in this Prospectus (i) assume no exercise of the Underwriters' over-allotment option and (ii) exclude 3,368,155 shares of Common Stock issuable upon exercise of outstanding options and warrants at July 9, 1997. As used in this Prospectus, the term the "Company" includes Eastern Environmental Services, Inc. and its subsidiaries, unless the context otherwise indicates.

                                  THE COMPANY

  Eastern Environmental Services, Inc. is a non-hazardous solid waste management company specializing in the collection, transportation, and disposal of residential, industrial, commercial, and special waste, principally in the eastern United States. In June 1996, control of the Company was acquired by a group of investors who repositioned the Company for the purpose of implementing an aggressive acquisition program in the solid waste industry. The Company appointed a new Board of Directors, hired a new management team with an average of 17 years of experience in the waste management industry, raised a total of approximately $10.0 million through two private placements of Common Stock, and established a credit facility principally for acquisitions. Since July 1996, the Company has acquired 18 solid waste management businesses, and thereby entered new markets in Florida, Illinois, New Jersey, New York, and Pennsylvania. The businesses acquired operated 16 solid waste collection and transportation operations, three solid waste transfer and processing facilities, two landfills, and one special waste services operation. The Company also has acquired the right to operate a transfer station in Long Island, New York. Largely as a result of these acquisitions, during the nine months ended March 31, 1997, the Company's revenues increased by 80.7% (from $29.0 million to $52.4 million) and its results of operations (excluding merger costs and related tax provisions incurred as a result of such acquisitions) increased from a net loss of $541,000 for the nine months ended March 31, 1996 to net income of $4.0 million for the nine months ended March 31, 1997.

  The Company currently operates solid waste collection and transportation operations in southern Florida, southeastern Illinois, southern New Jersey, the greater metropolitan New York City area, eastern and southcentral Pennsylvania (including Philadelphia), and South Carolina, and owns a landfill in each of Florida, Kentucky, Pennsylvania, South Carolina, and West Virginia. The Company has also exercised an option to acquire, subject to regulatory approval, land in Illinois upon which it has received the necessary permits to construct a landfill. Of the Company's revenues for the nine months ended March 31, 1997, approximately 80.3% was attributable to solid waste collection and transportation operations, approximately 8.3% was attributable to solid waste disposal operations, and approximately 11.4% was attributable to other waste management services. The Company currently provides solid waste collection services to approximately 30,000 commercial and industrial customers and approximately 144,000 residential customers.

  The Company's objective is to expand the geographic scope of its operations and to become one of the leading providers of non-hazardous solid waste management in each market that it serves. The Company's strategy to achieve this objective is to capitalize on the continuing consolidation of the solid waste management industry by (i) identifying and penetrating new markets and expanding its operations in its existing markets through tuck-in acquisitions that are combined with existing operations, (ii) increasing profitability by integrating its operations and achieving economies of scale, and (iii) achieving internal growth. The Company's management philosophy is to retain senior management of acquired companies and implement centralized financial and administrative controls.

  The Company believes that significant opportunities exist to acquire additional solid waste collection, transportation, and disposal businesses in the eastern United States and to develop within its existing markets. As part of its acquisition program, the Company reviews acquisition opportunities on an ongoing basis and is currently in various stages of negotiating the acquisition of additional solid waste management businesses.

                                  THE OFFERING

Common Stock offered by the Company.... 4,500,000 shares
Common Stock to be outstanding after
 the Offering.......................... 20,706,224 shares(1)
Use of proceeds........................ To repay outstanding indebtedness under the Company's revolving credit
                                        facility, which may be reborrowed, and
                                        for future acquisitions, capital
                                        expenditures, and working capital. See
                                        "Use of Proceeds."
Nasdaq National Market symbol.......... EESI

--------

(1) Based upon the shares of Common Stock outstanding at July 9, 1997. Excludes 3,368,155 shares of Common Stock issuable upon exercise of outstanding options and warrants at July 9, 1997 and an additional 359,264 shares reserved for issuance pursuant to future option grants under the Company's stock option plans. See "Description of Capital Stock," "Shares Eligible for Future Sale," and "Underwriting."

                                  RISK FACTORS

  An investment in the Common Stock involves significant risks. See "Risk Factors" beginning on page 6 of this Prospectus for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.

                        SUMMARY PRO FORMA FINANCIAL DATA
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 PRO FORMA
                                                ACTUAL          AS ADJUSTED
                                           NINE MONTHS ENDED NINE MONTHS ENDED
                                            MARCH 31, 1997   MARCH 31, 1997(1)
                                           ----------------- -----------------
STATEMENT OF OPERATIONS DATA:
Revenues..................................      $ 52,409           $77,938
Cost of revenues..........................        38,027            54,346
Selling, general and administrative
 expenses.................................         9,245            14,780
Merger costs(2)...........................         3,337             3,337
                                              ----------        ----------
Operating income..........................         1,800             5,475
Interest expense..........................        (1,526)             (578)
Other income..............................           461               794
                                              ----------        ----------
Income from continuing operations before
 income taxes.............................           735             5,691
Income tax expense........................          (940)           (1,461)
                                              ----------        ----------
Net (loss) income from continuing
 operations...............................      $   (205)          $ 4,230
                                              ==========        ==========
Net (loss) earnings per share from
 continuing operations....................      $   (.02)          $   .21
                                              ==========        ==========
Weighted average number of shares
 outstanding..............................    13,316,698        20,404,446(3)
                                              ==========        ==========
OTHER DATA:
Cash flow from operating activities.......      $  2,989
Cash flow from investing activities.......      $(39,534)
Cash flow from financing activities.......      $ 38,676
EBITDA(4).................................      $  4,874           $10,321
EBITDA margin(5)..........................           9.3%             13.2%

                                                                PRO FORMA
                                             PRO FORMA         AS ADJUSTED
                                         MARCH 31, 1997(6) MARCH 31, 1997(6)(7)
                                         ----------------- --------------------
BALANCE SHEET DATA:
Working capital (deficit)...............     $   (923)           $ 35,633
Total assets............................      121,954             158,510
Long term debt, less current portion....       43,207               3,431
Total liabilities.......................       77,679              37,901
Total stockholders' equity..............       44,275             120,609

--------
(1) The pro forma financial information reflects significant acquisitions by the Company since July 1, 1996, which include Allied Waste Services, Inc. and its affiliates, R&A Bender, Inc. and its affiliates, and Waste Services, Inc. and its affiliates, as well as Golden Gate Carting, Co. Inc. and Coney Island Rubbish Removal, Inc. which have closed into escrow, as if such acquisitions had occurred on July 1, 1996. It also includes operating data for predecessor operations of Apex Waste Services, Inc. for the three month period ended September 30, 1996. The pro forma financial information has been further adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom as if the Offering had occurred on July 1, 1996. See "Business--Acquisition Program" and Unaudited Pro Forma Financial Information and notes thereto included elsewhere in this Prospectus.
(2) Merger costs incurred during the nine months ended March 31, 1997 of $3,337 relating to the acquisition of Super Kwik, Inc. and its affiliates, Donno Company, Inc. and its affiliates, and Apex Waste Services, Inc. include the transaction costs and costs of integrating operations. Additionally, the tax provision for this same period includes $904 reflecting the recording of a deferred tax provision as of the date of the respective mergers, at which time the pooled entities' S Corporation elections were terminated.
(3) Weighted average number of shares outstanding has been calculated on a pro forma basis after the shares issued in the Offering.
(4) EBITDA represents operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles. Further, EBITDA does not necessarily indicate whether cash flow will be sufficient for items such as working capital, capital expenditures, or to react to changes in the Company's industry or economic changes generally. The Company believes that EBITDA is a frequently used measure that provides additional information for determining its ability to meet debt service requirements and that it is one of the indicators upon which the Company, its lenders, and certain investors assess the Company's financial performance and its capacity to service debt. The Company therefore interprets the trends that EBITDA depicts as one measure of the Company's operating performance. Because EBITDA is not calculated by all companies and analysts in the same fashion, the EBITDA measures presented by the Company may not necessarily be comparable to other similarly titled measures of other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; actual cashflows; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of the Company's EBITDA data to similarly titled measures reported by other companies.
(5) EBITDA margin represents EBITDA expressed as a percentage of revenues.
(6) The pro forma financial information reflects significant acquisitions by the Company since March 31, 1997, which include Waste Services, Inc. and its affiliates, as well as Golden Gate Carting, Co. Inc. and Coney Island Rubbish Removal, Inc. which have closed into escrow, as if such acquisitions had occurred as of March 31, 1997. See "Business--Acquisition Program" and Unaudited Pro Forma Financial Information and notes thereto included elsewhere in this Prospectus.
(7) Adjusted to reflect the sale of 4,500,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $18.25 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  An investment in the shares of Common Stock being offered by this Prospectus involves a high degree of risk. In addition, this Prospectus contains forward-looking statements that involve risks and uncertainties. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Risk Factors," "The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," as well as in this Prospectus generally. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. Accordingly, prospective investors should consider carefully the following risk factors, in addition to the other information concerning the Company and its business contained in this Prospectus and in those documents incorporated by reference in this Prospectus, before purchasing the shares of Common Stock offered hereby.

HISTORY OF LOSSES; WORKING CAPITAL DEFICITS; CONTINUING CHARGES

  The Company has recorded net losses to common stockholders of approximately $55,000, $4.4 million (including $2.8 million in unusual items principally related to the Company's June 1996 change of control), and $205,000 (including $4.2 million of merger costs and related tax provisions incurred as a result of acquisitions) during the fiscal years ended June 30, 1995 and 1996 and during the nine months ended March 31, 1997, respectively, and had working capital deficits at June 30, 1996 and March 31, 1997 of approximately $1.9 million and $700,000, respectively. In connection with the financing of its acquisitions and business growth, the Company has incurred, and anticipates that it will continue to incur, significant debt and interest charges under its revolving credit facility. In addition, the Company will continue to recognize a significant amount of goodwill amortization charges in connection with its acquisitions of collection and transportation businesses and transfer stations that are accounted for under the "purchase" method of accounting. Such goodwill is amortized over a period of 40 years depending on the business acquired, resulting in an annual non-cash charge to earnings during that period. As the Company continues to pursue its acquisition program, its financial position and results of operations may fluctuate significantly from period to period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LIMITED OPERATING HISTORY IN REGARD TO SIGNIFICANT ASSETS

  In June 1996, control of the Company was acquired by a group of investors, and the Company appointed a new Board of Directors, hired a new management team, and implemented an aggressive acquisition program. Since July 1996, the Company has acquired 18 solid waste management businesses. Of these acquisitions, the nine completed by March 31, 1997 collectively contributed approximately $47.3 million or 90.3% of the Company's revenues for the nine months ended March 31, 1997 and approximately $69.8 million or 78.1% of the Company's assets at March 31, 1997. Because of the Company's relatively limited operating history with respect to these businesses, no assurances can be given that the Company will be able to replicate or improve upon their historical financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition Program."

ABILITY TO MANAGE GROWTH

  The Company's strategy of growing primarily through acquisitions has placed, and is expected to continue to place, significant burdens on the Company's management and on its operational and other resources. The Company will need to attract, train, motivate, retain, and supervise its senior managers, technical professionals and other employees. Any failure to expand its management information system capabilities, to implement and improve its operational and financial systems and controls or to recruit appropriate additional personnel in an efficient manner and at a pace consistent with the Company's business growth could have a material adverse effect on the Company's business and results of operations. See "Business--Strategy," "-- Acquisition Program," and "--Competition."

DEPENDENCE ON ACQUISITIONS FOR GROWTH

  The rate of future growth and profitability of the Company is largely dependent on its ability to identify and acquire additional solid waste collection, transportation, and disposal businesses. This strategy involves risks inherent in assessing the values, strengths, weaknesses, risks, and profitability of acquisition candidates, including adverse short-term effects on the Company's reported operating results, diversion of management's attention, dependence on retaining, hiring and training key personnel, and risks associated with unanticipated problems or latent liabilities. There can be no assurance that acquisition opportunities will be available, that the Company will have access to the capital required to finance potential acquisitions, that the Company will continue to acquire businesses or that any business acquired by the Company will be integrated successfully into the Company's operations or prove profitable. See "Business--Acquisition Program."

AVAILABILITY OF ACQUISITION TARGETS

  Increased competition for acquisition candidates may result in fewer acquisition opportunities being made available to the Company as well as less advantageous acquisition terms which may increase acquisition costs to levels that are beyond the Company's financial capability or that may have an adverse effect on the Company's business and results of operations. Accordingly, no assurance can be given as to the number or timing of the Company's acquisitions or as to the availability of financing necessary to complete an acquisition. The Company also believes that a significant factor in its ability to consummate acquisitions following the Offering will be the attractiveness of the Common Stock as an investment to potential acquisition candidates. Such attractiveness may, in large part, be dependent upon the market price and capital appreciation prospects of the Common Stock compared to the equity securities of the Company's competitors. Many of the Company's competitors for acquisitions are larger, more established companies with significantly greater capital resources than the Company and whose equity securities may be more attractive than the Common Stock. To the extent the Common Stock is less attractive to acquisition candidates, the Company's acquisition program may be adversely affected. See "Business--Acquisition Program."

ABILITY TO INTEGRATE ACQUIRED BUSINESSES AND ACHIEVE OPERATING EFFICIENCIES

  The Company is in the process of combining the businesses and assets that it has acquired since July 1996 into an integrated operating structure. This process may require, among other things, changes in the operating methods and strategies of these separate businesses. The future growth and profitability of the Company will be substantially dependent upon its ability to operate recently acquired companies, as well as additional businesses that may be acquired in the future, and integrate them in the Company's operations. The Company's strategy is to achieve economies of scale and operating efficiencies through increases in its size resulting from acquisitions. There can be no assurance that the Company's efforts to integrate acquired operations will be effective or that expected efficiencies and economies of scale will be realized. The failure to achieve any of these results could have a material adverse effect on the Company's business and results of operations. See "Business--Strategy."

POTENTIAL LIABILITIES ASSOCIATED WITH ACQUISITIONS

  The businesses acquired by the Company may have liabilities that the Company does not discover or may be unable to discover during its pre-acquisition investigations, including liabilities arising from environmental contamination or non-compliance by prior owners with environmental laws or regulatory requirements, and for which the Company, as a successor owner or operator, may be responsible. Certain environmental liabilities, even if expressly not assumed by the Company, may nonetheless be imposed on the Company under certain legal theories of successor liability, including particularly under Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or " Superfund"). The businesses acquired by the Company handled and stored petroleum, motor oil, and other hazardous substances at their facilities. In the past, there may have been releases of these hazardous substances into the soil or groundwater. The Company may be required under federal, state, or local law to investigate and remediate this contamination. See "Business--Government Regulation." Any indemnities or warranties, due to their limited scope, amount, duration, the financial limitations of the indemnitor or warrantor, or other reasons, may not fully cover such liabilities.

NEED FOR ADDITIONAL CAPITAL; POTENTIAL DILUTION

  The Company's acquisition program required a steady increase in capital, which is expected to continue in the future as the Company pursues its strategy. The Company has used with respect to completed acquisitions and intends to use with respect to future acquisitions a combination of Common Stock, cash, and the assumption of debt as consideration. In the event the Company issues Common Stock to make future acquisitions, purchasers of Common Stock in the Offering may experience dilution in the net tangible book value per share of Common Stock. To the extent the Company is unable to use Common Stock to make future acquisitions, its ability to grow may be adversely affected. The Company's capital requirements also include working capital needs to maintain daily operations and significant capital expenditures for cell construction and expansion of its landfills, closure and post-closure care costs associated with its landfills, equipment purchases, and debt repayment obligations and/or financial assurance obligations. To the extent that cash available under the Company's credit facility and internally generated cash are not sufficient to meet the Company's capital needs, the Company will be required to raise additional funds through significant additional equity and/or debt financing. No assurance can be given that additional funding will be available on terms favorable to the Company.

DEPENDENCE ON KEY PERSONNEL

  In June 1996, the Company appointed a new Board of Directors and hired a new management team. The Company's operations are substantially dependent upon the services of its executive officers, particularly Louis D. Paolino, Jr., the Chairman of the Board, Chief Executive Officer, and President of the Company, and Terry W. Patrick, the Chief Operating Officer and an Executive Vice President of the Company. The loss of the services of Mr. Paolino, Mr. Patrick or one or more of the other executive officers of the Company could have a material adverse effect on the Company's business and results of operations. All of the Company's executive officers have entered into employment agreements with the Company, most of which contain noncompetition agreements. The Company does not maintain key-man life insurance policies on its executive officers. See "Management."

DEPENDENCE ON THIRD PARTY LANDFILLS

  A substantial portion of the solid waste collected by the Company is delivered to third party landfills under informal arrangements or without long-term contracts. If these third parties increase their disposal fees and the Company is unable to pass along such increase to its customers, or if these third parties discontinue their arrangements with the Company and the Company is unable to locate alternative disposal sites, the Company's business and results of operations would be materially adversely affected.

EXTENSIVE PERMITTING AND LICENSING REQUIREMENTS

  The Company is required to obtain and maintain in effect various federal, state, and local permits and licenses in connection with its solid waste collection and transportation operations. The Company is also required to obtain and maintain in effect various facility permits and other governmental approvals, including those related to zoning, environmental, and land use, in order to develop and operate a landfill, a transfer station, or a waste hauling operation, and is required to obtain additional permits and approvals to expand its existing landfill operations. These permits and approvals are difficult, time consuming, and costly to obtain, may be subject to community opposition, opposition by various local elected officials or citizens, regulatory delays and other uncertainties, and may be dependent upon the Company's facilities being included in state or local solid waste management plans and the Company's entering into satisfactory host agreements with local communities. In addition, operating permits may be subject to modification, renewal, or revocation by the issuing agencies after issuance, which may increase the Company's obligations and reopen opportunities for opposition relating to the permits. Moreover, from time to time, regulatory agencies may impose moratoria on, or otherwise delay, the review or granting of these permits or approvals or such agencies may modify the procedures or increase the stringency of the standards applicable to the review or granting of such permits or approvals.

  There can be no assurance that the Company will be successful in obtaining and maintaining in effect the permits and approvals required for the successful operation and growth of its business, including permits and approvals required for the development of additional disposal capacity needed to replace existing capacity that becomes exhausted. The failure of the Company to obtain or maintain in effect a permit or approval significant to its business would have a material adverse effect on the Company's business and results of operations. See "Business--Permits and Licenses."

POTENTIAL PENNSYLVANIA LANDFILL RESTRICTIONS

  The Company's Pennsylvania landfill operation, acquired by the Company in December 1996, has been in existence since 1972. From 1972 to 1988, the 110-acre area of the landfill which received waste or was authorized by state permits to receive waste had either received all necessary local zoning approvals or was not required by local ordinance to receive a zoning permit or other approval to operate. In 1988, the Company received a state expansion permit for a 32-acre lined expansion area increasing the size of the permitted disposal area to 142 acres as well as a conditional use zoning approval from the local township. In 1990, the township, however, adopted a new zoning ordinance which limited the height of municipal waste landfills to 35 feet above the original land contour. The landfill, as permitted in 1988 and as currently designed and permitted, exceeds 35 feet in certain areas. The Company has maintained that the current permitted area is an existing nonconforming use and is not subject to the 35 foot height limitation imposed by the 1990 ordinance. However, if the township seeks to impose this limitation, and is successful, the existing permitted capacity of the Company's Pennsylvania landfill would be materially affected. See "Business-- Services--Waste Disposal."

KENTUCKY LANDFILL OBLIGATIONS

  The Company ceased operations at its Kentucky landfill on June 30, 1995 because the existing permitted disposal area did not meet current state law design requirements. From June 30, 1995 to June 30, 1996, the Company operated a transfer station at the landfill site and disposed of waste at an alternate location. The Company simultaneously pursued a final state permit for an expansion area designed to meet the new state standards. The suspension of landfill operations and the diversion of waste to an alternate location had an adverse effect on the Company's operating results and the Company discontinued its transfer station operation on July 1, 1996. The Company received a final permit to construct its expansion area on October 14, 1996. The planned development of the expansion area is currently expected to begin in the fall of 1997. The initial capital costs required to meet the new state requirements are anticipated to be approximately $3.3 million. The final permit issued for the Kentucky landfill expansion area incorporated the requirements contained in an October 8, 1996 Agreed Order which settled an administrative appeal filed by the Somerset Pulaski County Concerned Citizens Group. Prior to actual construction of the expansion area, the Company is required to complete an additional hydrogeologic investigation to confirm the adequacy of the groundwater monitoring program approved in the final permit. Any negative results of this investigation could have a material adverse effect on the permitted disposal capacity at the Kentucky landfill expansion area and cause a delay in reopening the landfill.

  The final permit issued for the Kentucky landfill expansion area also requires closure of the original disposal area, which ceased operations on June 30, 1995, by August 15, 1997. The Company will commence but does not expect to complete closure of this area by that date. Failure to complete closure activities by such date would result in a violation of the final permit and could result in the assessment of penalties and/or a forfeiture of the existing $1.3 million payment bond posted by the Company to assure a proper closure of this area.

GOVERNMENT REGULATION

  The Company is subject to extensive and evolving federal, state, and local environmental laws and regulations that have become increasingly stringent in recent years as a result of greater public interest in protecting the environment. These laws and regulations affect the Company's business in many ways including the ways set forth below and under "Business--Government Regulation," and will continue to impose substantial costs on the Company.

  The design, operation, and closure of landfills is extensively regulated. These regulations include, among others, the regulations establishing minimum federal requirements adopted by the United States Environmental Protection Agency (the "EPA") in October 1991 under Subtitle D (the "Subtitle D Regulations") of the Resource Conservation and Recovery Act of 1976 ("RCRA"). The Subtitle D Regulations, which generally became effective in October 1993, include location restrictions, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, groundwater remediation standards, and corrective action requirements. In addition, the Subtitle D Regulations require that new landfill units meet more stringent liner design criteria (typically, composite soil and synthetic liners or two or more synthetic liners) designed to keep leachate out of groundwater and have extensive collection systems to collect leachate for treatment prior to disposal. Groundwater monitoring wells must also be installed at virtually all landfills to monitor groundwater quality and, indirectly, the effectiveness of the leachate collection system operation. Most states have adopted extensive landfill regulations that have been updated or replaced with new regulations consistent with, or more stringent than, the Subtitle D Regulations. Failure to comply with these regulations could require the Company to undertake investigatory or remedial activities, to curtail or modify operations, or to close a landfill temporarily or permanently. Future changes in federal or state regulations may require the Company to modify, supplement, or replace equipment or facilities at costs that may be substantial. The failure of regulatory agencies to enforce these regulations vigorously or consistently may give an advantage to competitors of the Company whose facilities do not comply with the Subtitle D Regulations or its state counterparts. The Company's ultimate financial obligations related to any failure to comply with these regulations could have a material adverse effect on the Company's business and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The Company is also regulated under the Federal Water Pollution Control Act of 1972 (the "Clean Water Act"), and the Clean Air Act, as amended in 1990 (the "Clean Air Act"). The Clean Water Act regulates the discharge of pollutants from a variety of sources, including landfills, into streams or other surface waters. The Clean Air Act, including the 1990 amendments, provides for federal, state, and local regulation of emissions of air pollutants into the atmosphere, including emissions resulting from landfill operations. The EPA recently promulgated new standards regulating air emissions of certain regulated pollutants from municipal solid waste landfills. These standards, combined with the new permitting programs established under the 1990 Clean Air Act amendments, likely will subject four of the Company's landfills to new permitting requirements and may require the installation of gas recovery systems. In addition to these requirements, the Company's landfills are subject to Clean Air Act regulations regulating the handling and disposal of asbestos-containing materials. The Company's continued compliance with these existing and future regulations may impose a significant expense upon the Company which could have a material adverse effect on the Company's business and results of operations.

  In addition, most states and municipalities in which the Company operates or may operate have adopted laws or requirements which limit or ban certain categories of waste or mandate the disposal or recycling of local refuse. These recycling laws and requirements have the effect of reducing landfill disposal tonnage. Additionally, certain permits and approvals, as well as state and local regulations, may seek to limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict the importation of out-of-state waste. Generally, such legislative or regulatory restrictions have not withstood judicial challenges. However, from time to time, federal legislation is proposed which would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount that could be imported for disposal. This legislation would also authorize in certain instances local governmental units to mandate the flow of waste to certain designated facilities. Although, to date, no such federal legislation has been enacted, if such federal legislation should be enacted in the future, states in which the Company operates landfills could act to limit or prohibit the importation of out-of-state waste or require the Company's collection operations to utilize certain designated sites. Such federal or state actions could have an adverse effect on the Company's landfills that receive a significant portion of waste originating from other states and on the Company's collection operations. See "Business--Government Regulation--Flow Control/Interstate Waste Restrictions."

REGULATION BY NEW YORK CITY TRADE WASTE COMMISSION

  In 1996, the New York City Council enacted Local Law 42 ("Local Law 42") in order to control the corrupting influence of organized crime on the waste hauling industry. Local Law 42 created the Trade Waste Commission (the "TWC") and established rules for licensing and regulating the operations of the commercial and industrial waste industry in New York City. The law prohibits the collection, disposal, or transfer of commercial and industrial waste without a license issued by the TWC and requires TWC approval of all acquisitions or other business combinations proposed by all licensees. Each acquisition, sale, or merger transaction generally must be submitted for review by the TWC 30 days before the transaction takes effect, although the amount of time required for review depends on the complexity of the transaction and the need to investigate the background of the principals involved. In considering applications for licenses, which are now only temporary licenses, the TWC closely examines the backgrounds of the applicant and the applicant's principals for any history of criminal and other unlawful activity or involvement with members of organized crime. The license issued to the Company by the TWC for the Company's New York City collection operations is only a temporary license that is subject to revocation by the TWC and there is no assurance that the Company will be issued a permanent license. The TWC also sets maximum rates for the industry and establishes operational requirements. In May 1997, the TWC lowered the maximum collection rates that may be charged by licensed companies. The Company's New York City collection operations are subject to Local Law 42, which could preclude or materially impact the Company's operations in this region, the time and cost of completing future acquisitions in this region, and the rates which may be charged for collection services.

POSSIBLE LEGAL ACTION

  Companies in the solid waste management business, including the Company, are frequently subject in the normal course of business to judicial and administrative proceedings involving federal, state, or local agencies or citizen groups. These governmental agencies may seek to impose fines or penalties on the Company or to revoke or deny renewal of the Company's operating permits or licenses for violations or alleged violations of environmental laws or regulations or require that the Company make expenditures to remediate potential environmental problems relating to waste disposed of or stored by the Company or its predecessors, or resulting from its or its predecessors' transportation and collection operations. Any adverse outcome in these proceedings could have an adverse effect on the Company's business and results of operations and may subject the Company to adverse publicity. The Company may also be subject to actions brought by local governments, individuals, or community groups in connection with the permitting or licensing of its operations, any alleged violation of such permits or licenses, or other matters. See "Potential Environmental Liability" below and "Business--Legal and Administrative Proceedings."

POTENTIAL ENVIRONMENTAL LIABILITY

  GENERAL. The Company is subject to liability for any environmental damage that its solid waste facilities may cause to neighboring landowners, particularly as a result of the contamination of drinking water sources or soil, including damage resulting from the conditions existing prior to the acquisition of such facilities by the Company. The Company also may be subject to liability from any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment, or disposal was arranged by the Company or its predecessors. Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's business and results of operations. See "Business--Government Regulation."

  CERCLA imposes strict, joint, and several liability on the present owners and operators of facilities from which a release of hazardous substances into the environment has occurred, as well as any party that owned or operated the facility at the time of disposal of the hazardous substances regardless of when the hazardous substance was first detected. Similar liability is imposed upon the generators of waste that contains hazardous substances and hazardous substance transporters that select the treatment, storage, or disposal site. All such persons, who are referred to as potentially responsible parties ("PRPs"), generally are jointly and severally liable for the expense of investigation, cleanup, and natural resource damages relating to environmental contamination, regardless of whether they exercised due care and complied with all relevant laws and regulations.

These costs can be substantial. Liability can be based upon the existence of even very small amounts of the more than 700 "hazardous substances" listed by the EPA and is not limited to the disposal of "hazardous wastes," as statutorily defined. It is likely that hazardous substances have in the past come to be located in landfills which the Company has been associated as an owner or operator or as a result of its solid waste collection operations. Moreover, the Company's solid waste collection operations may have transported hazardous substances in the past and may do so on occasion in the future.

  The National Emission Standards for Hazardous Air Pollutants ("NESHAPs") regulate the collection, packaging, transportation, and disposal of asbestos-containing material. NESHAPs regulate visible emissions of asbestos fibers to outside air and require emissions controls and appropriate work practices. Asbestos is listed as a hazardous substance under CERCLA. A few states have classified asbestos as hazardous waste and require appropriate handling and disposal practices. The Company transports and disposes of asbestos-containing materials. There can be no assurance that the Company will not face claims resulting from environmental liabilities relating to these and other materials in its solid waste management operations.

  PENNSYLVANIA LANDFILL. Prior to 1990, the Company's Pennsylvania landfill disposed of municipal solid waste in an unlined disposal area. This unlined area was operated by the former owner and has caused localized ground water contamination. As a condition to a recent permit modification, the Company has agreed to remove all waste from unlined areas to remove the source of contamination and relocate the waste to a Subtitle D approved disposal area at the landfill. For the period of trash relocation, the Company will operate a groundwater removal and treatment system which has received a permit for the associated surface water discharge. Relocation of trash began in April 1997, is coordinated with new pad construction, and is scheduled to be completed in fiscal year 2008. At March 31, 1997, the Company had accrued $4.5 million for such relocation and removal costs. An additional condition of the permit modification requires groundwater monitoring of five private water supply wells off-site. Low levels of volatile organic compounds have been detected in two of these private water supply wells. The Company does not believe that this off-site contamination is related to the Company's on-site groundwater contamination. Nevertheless, the Company voluntarily has supplied one private residence with a carbon treatment unit on its water supply; the other private residence is on bottled water. The Company has not established a specific financial reserve for potential costs relating to this remediation or any additional potential liabilities associated with this contamination. The Company currently believes that ultimate resolution of these matters should not have a material adverse effect on the Company's business or results of operations. However, there can be no assurance that the Company's ultimate financial obligations related to these matters will not have a material adverse effect on the Company's business and results of operations.

  KENTUCKY LANDFILL. The permit issued October 14, 1996 (reissued February 26,
1997) for the Company's Kentucky landfill approved corrective action measures to abate a ground water discharge containing vinyl chloride at an off-site spring. The corrective action requires the installation of three vertical gas wells. This corrective action has been completed by the Company and the Company is monitoring the spring on a quarterly basis. On December 30, 1994, the Company received a notice of intent to sue from a neighbor of the Kentucky landfill for an alleged unauthorized discharge of hazardous substances resulting in damage to the neighboring property. No lawsuit has been initiated. The Company believes any lawsuit by this neighboring landowner would lack merit and vigorously would defend such a lawsuit. The Company currently believes that ultimate resolution of these matters should not have a material adverse effect on the Company's business or results of operations. However, there can be no assurance that the Company's ultimate financial obligations related to these matters will not have a material adverse effect on the Company's business and results of operations.

  ILLINOIS LANDFILL. The Company has received all required permits to construct the new Illinois landfill, but intends to delay such construction until a closure permit for an adjacent unlined landfill is issued. The Company currently anticipates commencement of construction of the new landfill in the fall of 1997 and commencement of operations in the spring of 1998 upon issuance of an operating permit. The Company estimates that the cost of construction of the initial landfill area will be $1.7 million.

  Although the Company is not the owner or operator of the adjacent unlined landfill and therefore disclaims financial responsibility for its closure and any other potential liability associated therewith, the Company has contracted with the owner to facilitate and partially fund closure. As part of the Company's Landfill Management Agreement to operate the new Illinois landfill, the Company agreed to contribute up to a maximum of $365,000 towards closure of the adjacent unlined landfill. In addition, the Company has entered into an agreement with a surety providing financial assurance for the closure and post-closure care requirements for the adjacent unlined landfill pursuant to which the Company agreed to indemnify the surety in the amount of $646,000 in the event the owner of the adjacent landfill defaults on its closure and/or post-closure care obligations. The Company believes that the ultimate resolution of this matter should not have a material adverse effect on its business and results of operations. However, there can be no assurance that the Company's ultimate financial obligations related to these matters, including a significant delay in commencement of operations of the new landfill area, will not have a material adverse effect on the Company's business and results of operations.

  WEST VIRGINIA LANDFILL. The Company has been advised by the State regulatory agency that the Company's West Virginia landfill is in violation of regulatory requirements and its permit relating to stabilization of a slope area and closure of a portion of the landfill. The State regulatory agency has not issued a formal notice of violation. The Company submitted a schedule for a phased closure on July 1, 1997, and advised the State regulatory agency that it will commence closure activities by August 15, 1997, and submit a slope stabilization plan by October 1, 1997. The costs associated with these activities are estimated to be $348,000. Although the State could assess penalties and/or cause a forfeiture of the Company's closure bond, the Company believes that such activities are unlikely. The Company believes that the ultimate resolution of this matter will not have a material adverse effect on the Company's business or results of operations. However, there can be no assurance that the Company's ultimate financial obligations related to this matter will not have a material adverse effect on the Company's business and results of operations.

  SUPERFUND LIABILITY. One of the Company's solid waste collection subsidiaries, is a defendant, along with approximately 350 other defendants, in a private cost recovery action under various state statutory and common law theories for allegedly sending waste to a landfill now undergoing a remedial clean-up. The suit seeks reimbursement of an unspecified amount for soil and groundwater remediation. The case is in the early stages of discovery and neither the total potential remediation costs nor the Company's allocable share of liability has been quantified. Based on information available to the Company, the subsidiary did not contribute a significant proportion of the waste to the site and any waste that was transported by the subsidiary to the site appears to have been construction and demolition waste and municipal solid waste. To date, one of the Company's insurance carriers has agreed to provide defense up to the policy limits of $70,000, which the Company expects will be sufficient to cover its liability, and four other carriers are expected to be placed on notice. Given the limited quantities of waste potentially transported to the landfill, the nature of the waste sent to the site, the availability of insurance coverage, and other potential defenses, the resolution of the action should not have a material adverse effect on the Company's business and results of operations. No assurance can be given, however, that the Company's ultimate financial obligations related to this matter will not have a material adverse effect on the Company's business and results of operations.

  The same subsidiary is also a party to a Superfund litigation, which has been settled by substantially all of the defendants. The Company is being defended in this action by one of its insurance carriers, which did not accept a $13,000 settlement offer. Because the settlement offer was not accepted, the Company could be subject to claims for any deficiency between the amount contributed by all settling parties and the actual costs of remediating the site. While the Company has no reason to believe that any such claims will be asserted and no meaningful basis to estimate the amount of such claims, no assurances can be given that they would not be brought or that the amount claimed would not be substantial. Were any such claim to be asserted, the Company would expect to vigorously assert all available defenses and believes that its liability, if any, would either be covered by insurance or, under applicable law, the responsibility of the carrier because of its failure to accept settlement. However, no assurances can be given that insurance proceeds would cover the entire amount of the claim or that the Company would prevail in any action against the carrier. Accordingly, there can be no assurance that the Company's ultimate financial obligations related to this matter will not have a material adverse effect on the Company's business and results of operations.

POTENTIAL INADEQUACY OF ACCRUALS FOR CLOSURE AND POST-CLOSURE COSTS

  The Company has material financial obligations relating to closure and post-closure costs of the landfills it operates. While the precise amounts of these future obligations cannot be determined, at March 31, 1997 the Company estimated the total costs (on a current dollar as opposed to a discounted present value basis) to be approximately $13.6 million for final closure of its landfills, of which $3.2 million has been accrued as of March 31, 1997. The Company makes an accrual for these costs based on consumed airspace in relation to Management's estimate of total available airspace of the landfills. Post-closure monitoring costs pursuant to applicable regulations (generally for a term of 30 to 40 years after final closure) are estimated at $7.5 million. At March 31, 1997, the Company had accrued $1.5 million for such projected post-closure costs. The Company will provide additional accruals based on engineering estimates of consumption of permitted landfill airspace over the useful lives of its landfills. There can be no assurance that the Company's ultimate financial obligations for actual closing or post-closing costs will not exceed the amount then accrued and reserved or amounts otherwise receivable pursuant to insurance policies or trust funds. Such a circumstance could have a material adverse effect on the Company's business and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Business-Closure and Post-Closure Obligations," and Note 7 of Notes to Consolidated Financial Statements.

ABILITY TO MEET BONDING REQUIREMENTS

  The Company is required to post a form of financial assurance at its landfills to ensure proper closure and post-closure monitoring and maintenance. Additionally, some of the Company's collection and transportation contracts require performance and payment bonds to guarantee project completion and certain states may require collateral bonds to secure compliance with hazardous waste transportation requirements. The Company's ability to meet these bonding requirements is contingent upon the Company's performance record and creditworthiness. Any inability by the Company to maintain bonding capacity or a sizable increase in payment could have a material adverse impact on the Company's business and results of operations. See "Business--Insurance and Bonding."

LIMITS ON INSURANCE COVERAGE

  The Company carries insurance covering its assets and operations, including pollution liability coverage. Specifically, each of the Company's landfills has pollution liability coverage of $5.0 million per occurrence or $5.0 million in the aggregate subject to a $500,000 deductible per occurrence. Nevertheless, there can be no assurance that the Company's insurance will provide sufficient coverage in the event an environmental claim was made against the Company or that the Company will be able to maintain in place such insurance at reasonable costs. An uninsured or underinsured claim against the Company of sufficient magnitude could have a material adverse effect on the Company's business and results of operations. The Company also is subject to the risk of claims by employees and others made after the expiration of the policy coverage period, including asbestos-related illnesses (such as asbestosis, lung cancer, mesothelioma, and other cancers), which may not become apparent until many years after exposure. From May 15, 1985 through April 28, 1988, the Company carried claims-made general liability coverage. Any claims presented on the basis of exposure during that period may not be covered by insurance and any liability resulting therefrom could, consequently, have an adverse effect on the Company's business and results of operations. See "Business--Insurance and Bonding."

WASTE REDUCTION PROGRAMS

  Alternatives to landfill disposal, such as recycling, incineration, and composting, are increasingly being used. There also has been an increasing trend at the state and local levels to mandate recycling and waste reduction at the source and to prohibit the disposal of certain types of wastes at landfills. Many states (including states in which the Company operates) have enacted laws that require counties to adopt comprehensive plans to reduce the volume of solid waste deposited in landfills through waste planning, composting, recycling, or other programs. Some states (including Florida, Illinois, Kentucky, Pennsylvania, South Carolina, and West Virginia) have adopted legislation that prohibits the disposal of yard waste, tires, and other items in landfills. These developments could result in a reduction in the volume of waste destined for landfills in certain areas, which may affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. Such effects could have a material adverse effect on the Company's business and results of operations.

COMPETITION

  The solid waste management industry is highly competitive and the Company believes that industry consolidation will increase competitive pressures even further. The Company competes with several large national waste management companies, including Waste Management, Inc. (formerly WMX Technologies, Inc.), Browning-Ferris Industries, Inc., U.S.A. Waste Services, Inc., United Waste Systems, Inc., and Allied Waste Industries, Inc. A number of these competitors have significantly greater financial, technical, marketing, and other resources than the Company. The Company also competes with numerous well-established smaller, local, or regional firms, some of which have accumulated substantial goodwill. In addition, municipalities that operate their own waste collection and disposal facilities often enjoy the benefits of tax-exempt financing and may control the disposal of waste collected within their jurisdictions. Increased competition from these companies or municipalities could have a material adverse effect on the Company's business and results of operations. See "Business--Competition."

  At July 9, 1997, the Company provided residential collection services under 56 municipal contracts with terms ranging between one to five years. As is customary in the waste management industry, such contracts come up for competitive bidding periodically and there is no assurance that the Company will be the successful bidder and will be able to retain such contracts. If the Company is unable to replace any contract lost through the competitive bidding process with a comparable contract within a reasonable time period or to use any surplus equipment in other service areas, the Company's business and results of operations could be adversely affected.

SEASONALITY; ECONOMIC CONDITIONS

  The Company's revenues tend to be somewhat lower in the winter months. This is primarily attributable to the fact that (i) the volume of waste relating to construction and demolition activities tends to increase in the spring and summer months and (ii) the volume of industrial and residential waste in the regions in which the Company operates tends to decrease during the winter months. In addition, particularly harsh weather conditions may affect the Company's operations by interfering with collection, transportation, and disposal operations, delaying the development of landfill capacity, and/or reducing the volume of waste generated by the Company's customers which could have a material adverse effect on the Company's business and results of operations.

  The Company's business is affected by general economic conditions, both nationally and in the geographic regions in which the Company's operations are currently located. There can be no assurance that a national or local economic downturn will not result in a reduction in the volume of waste being collected, transported, and disposed of by the Company and/or the prices that the Company can charge for its services.

ANTI-TAKEOVER PROVISIONS; SEVERANCE AGREEMENTS

  The Company's Certificate of Incorporation authorizes the Board of Directors to issue up to 10,000,000 shares of Class A Common Stock, of which 8,319,799 shares are available for issuance as of the date of this Prospectus. Holders of Class A Common Stock are entitled to four votes for each share held on all matters submitted to a vote of the stockholders. The issuance of Class A Common Stock could have the effect of delaying or preventing a change in control of the Company without further action by the stockholders. As of the date of this Prospectus, no shares of Class A Common Stock were outstanding, and the Company has no present plans to issue any shares of Class A Common Stock in the future. See "Description of Capital Stock--Common Stock and Class A Common Stock." In the future, the Company may adopt other charter provisions, such as authorizing the Board of Directors to issue undesignated preferred stock, that also may have an anti-takeover effect.

  In addition, certain of the Company's executive officers that have entered into employment agreements with the Company will be entitled to receive certain bonuses in cash or Common Stock upon a change in control of the Company in such amounts that, in the aggregate, could have an adverse effect on the Company's liquidity and capital resources. Accordingly, such provisions could discourage or prevent bids to takeover the Company and decrease values that would otherwise be obtained by stockholders for their Common Stock. See "Management--Employment Agreements" and "Description of Capital Stock--Anti-Takeover Provisions."

  The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change in control of the Company without further action by the stockholders. See "Description of Capital Stock--Anti-Takeover Provisions."

CONTROL BY MANAGEMENT

  At July 9, 1997, executive officers and directors of the Company as a group beneficially owned 5,948,233 shares or approximately 27.7% of the outstanding Common Stock after giving effect to the Offering. As a result, these existing stockholders, if acting together, will be able to influence significantly the election of individuals to the Board of Directors and the outcome of other matters submitted for stockholder consideration. See "Principal Stockholders."

VOLATILITY OF STOCK PRICE

  The market price of the Common Stock has been and is likely to continue to be highly volatile. Factors such as fluctuations in the Company's quarterly revenues and operating results, the Company's on-going acquisition program, governmental regulations, market conditions for waste management stocks in general, and economic conditions generally may have a significant impact on the market price of the Common Stock. In addition, as the Company pursues its acquisition program, it may agree to issue shares of Common Stock that will generally become available for resale which may have an impact on the market price of the Common Stock. See "Price Range of Common Stock," "Business-- Acquisition Program," and "Shares Eligible for Future Sale."

SHARES ELIGIBLE FOR FUTURE SALE; SUBSEQUENT REGISTRATIONS

  Sales in the public market of substantial amounts of Common Stock could have an adverse effect on the market price of the Common Stock and may make it more difficult for the Company to sell its equity securities in the future at times and prices that it deems appropriate. Upon completion of the Offering, the Company will have outstanding 20,706,224 shares of Common Stock. Of these shares, approximately 10,634,084 shares of Common Stock, including the 4,500,000 shares of Common Stock being sold in the Offering, will generally be tradeable without restriction or limitation under the Securities Act, except for any shares owned by "affiliates" of the Company, which will be subject to the resale limitations under Rule 144 of the Securities Act. The remaining approximately 10,072,140 outstanding shares of Common Stock held by existing stockholders are "restricted securities" and may not be sold in a public distribution except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom, including that provided by Rule 144. Of these restricted securities, 6,016,422 shares will be saleable in the public market 180 days following the date of this Prospectus subject to compliance with Rule 144. At July 9, 1997, there were outstanding options and warrants to purchase a total of 3,368,155 shares of Common Stock and an additional 359,264 shares reserved for issuance pursuant to future option grants under the Company's stock option plans. In addition, in connection with certain of the Company's acquisitions, the Company has held back a certain portion of the purchase price that was payable in Common Stock to generally secure the sellers' indemnification obligations to the Company under the acquisition agreements. Such Common Stock will be issued to the sellers upon the occurrence of certain events and/or the satisfaction of certain liabilities by the sellers. At July 9, 1997, a total of 481,059 shares of unissued Common Stock were subject to such hold backs. See "Shares Eligible for Future Sale."

  Certain stockholders of the Company that hold restricted securities have registration rights for an aggregate of up to 7,800,980 shares of Common Stock and an additional 788,464 shares of Common Stock issuable upon exercise of warrants. The Company expects that 45 days after completion of the Offering 5,825,694 of such shares will be covered by an effective registration statement permitting such shares to be resold by certain of such stockholders. Of the 5,825,694 shares to be included in such registration statement, 4,886,790 shares will be subject to restrictions on transferability as described in the next paragraph. The Company has agreed to pay substantially all expenses incident to such registration statement, other than underwriting discounts and commissions. If such stockholders cause a large number of shares to be sold in the market, such sales could have an adverse effect on the market price for the Common Stock. See "Shares Eligible for Future Sale."

  The foregoing notwithstanding, the Company and the directors and certain executive officers and stockholders of the Company who owned an aggregate of 2,879,917 shares of Common Stock and options and warrants to purchase 1,873,254 shares of Common Stock at July 24, 1997, have agreed, except for certain limited exceptions, not to sell, offer to sell, solicit an offer to buy, contract to sell, grant any option to purchase or otherwise transfer or dispose of, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock for at least 120 days after the date of this Prospectus without the prior written consent of Smith Barney Inc. In addition, the other executive officers and certain other employees and stockholders of the Company who owned an aggregate of 6,943,272 shares of Common Stock and options and warrants to purchase 1,255,001 shares of Common Stock at July 24, 1997 also have agreed to such transferability restrictions, except that the restrictive period is for 90 days following the date of this Prospectus. See "Shares Eligible for Future Sale" and "Underwriting."

  The Company intends to register two million shares of Common Stock under the Securities Act not earlier than 30 days after the date of this Prospectus for its use in connection with future acquisitions. These shares generally will be freely tradable after their issuance by persons not affiliated with the Company; however, resales of these shares during the 180-day period following the date of the related shelf registration statement would require the prior written consent of Smith Barney Inc.

IMMEDIATE AND SUBSTANTIAL DILUTION

  Investors purchasing shares of Common Stock in the Offering will experience immediate and substantial dilution in the net tangible book value of their shares of approximately $13.62 per share from an assumed public offering price of $18.25 per share. In the event the Company issues additional shares of Common Stock in the future, purchasers of Common Stock in the Offering may experience further dilution in the net tangible book value per share of the Common Stock. See "Dilution."

LACK OF CASH DIVIDENDS ON COMMON STOCK

  The Company does not expect to pay any cash dividends on the Common Stock in the foreseeable future. Any cash otherwise available for such dividends will be reinvested in the Company's business. In addition, the Company's credit facility agreement prohibits the payment of cash dividends without prior bank approval. See "Dividend Policy."

                                  THE COMPANY

  Eastern Environmental Services, Inc. was incorporated in the State of Delaware in April 1987. The Company's operations initially consisted of asbestos abatement, which included asbestos waste hauling and laboratory services. The Company subsequently expanded its solid waste management services by acquiring landfills in West Virginia, Kentucky, and South Carolina in August 1989, July 1990, and November 1990, respectively. In June 1994, the Company discontinued and sold substantially all of the operating assets of its asbestos abatement and laboratory services subsidiaries so that it could focus on expanding its solid waste collection, transportation, and disposal operations and other solid waste management services.

  In June 1996, control of the Company was acquired by Louis D. Paolino, Jr., George O. Moorehead, Environmental Opportunities Fund, L.P., and Environmental Opportunities Fund (Cayman), L.P. In connection therewith, William C. Skuba, formerly the Company's Chairman of the Board, Chief Executive Officer, and President, converted 1,591,201 shares of Class A Common Stock, which entitles the holder thereof to four votes per share on all matters submitted to a vote of stockholders, to Common Stock, sold a total of 500,000 shares of Common Stock to the aforementioned individuals and limited partnerships, and then resigned as a director and an officer of the Company. Immediately thereafter, the Company implemented an aggressive acquisition program in the solid waste industry, appointed a new Board of Directors, and hired a new management team with an average of 17 years of experience in the waste management industry. Additionally, the Company raised a total of approximately $10.0 million through two private placements of Common Stock in the summer of 1996 and established a $30.0 million revolving credit facility (which was subsequently increased to $100.0 million in May 1997), principally for acquisitions.

  Since July 1996, the Company has acquired 18 solid waste management businesses, and thereby entered new markets in Florida, Illinois, New Jersey, New York, and Pennsylvania. The businesses acquired operated 16 solid waste collection and transportation operations, three solid waste transfer and processing facilities, two landfills, and one special waste services operation. The Company has also acquired the right to operate a transfer station in Long Island, New York. In addition, the Company exercised an option to acquire, subject to regulatory approval, land in Illinois upon which it has received the necessary permits to construct a landfill. The Company believes that significant opportunities exist to acquire additional solid waste collection, transportation, and disposal businesses in the eastern United States and to develop within its existing markets. As part of its acquisition program, the Company reviews acquisition opportunities on an ongoing basis and is currently in various stages of negotiating the acquisition of additional solid waste management businesses. There can be no assurance that any of such acquisition negotiations will result in the actual acquisition of additional solid waste management businesses.

  The Company's principal executive offices are located at 1000 Crawford Place, Suite 101, Mt. Laurel, New Jersey 08054, and its telephone number is
(609) 235-6009.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 4,500,000 shares of Common Stock offered hereby are estimated to be $76.3 million ($88.0 million if the Underwriters' over-allotment option is exercised in full), based on an assumed public offering price of $18.25 per share after deduction of the underwriting discounts and commissions and estimated offering expenses.

  Approximately $57.7 million of the net proceeds to the Company will be used to repay all of the Company's then outstanding indebtedness under its credit facility. The remainder of the net proceeds will be used for future acquisitions, capital expenditures, and working capital. Pending specific application, the Company intends to invest any unused portion of the net proceeds in short-term investment-grade interest bearing securities. After repayment of the credit facility, the Company will be able to redraw on the credit facility as needed for future acquisitions and for working capital. The credit facility provides for borrowing capacity, including letters of credit, of up to $100.0 million (approximately $57.7 million and $4.2 million in letters of credit were outstanding at July 25, 1997), presently bears interest based on an adjusted prime rate or Eurodollar rate (the applicable interest rate was 8.75% at July 25, 1997), and matures on April 30, 2000. The bank indebtedness was incurred primarily to fund acquisitions, including 18 solid waste management businesses between July 1996 and July 1997, and for working capital. For a description of the Company's acquisition program, see "Business--Acquisition Program."

                                DIVIDEND POLICY

  The Company does not anticipate paying any cash dividends in the foreseeable future and intends to retain all working capital and earnings, if any, for use in the Company's operations and in the expansion of its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's results of operations, financial condition and capital requirements, the terms of any then existing indebtedness, general business conditions, and such other factors as the Board of Directors deems relevant. The Company's credit facility prohibits the payment of cash dividends without prior bank approval.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is included for quotation on the Nasdaq National Market under the symbol EESI. The sale prices reflect inter-dealer quotations, do not include retail markups, markdowns, or commissions, and do not necessarily represent actual transactions. Prospective purchasers of the Common Stock are urged to obtain current market quotations. The following table sets forth for the periods indicated the high and low sale prices for the Common Stock as reported on the Nasdaq National Market.

                                                                 HIGH     LOW
                                                               -------- -------
   YEAR ENDED JUNE 30, 1995:
     First Quarter............................................ $ 1 7/16 $ 1
     Second Quarter...........................................   1 5/16     3/4
     Third Quarter............................................   1 1/2      7/8
     Fourth Quarter...........................................   1 3/4      7/8
   YEAR ENDED JUNE 30, 1996:
     First Quarter............................................ $ 2 1/4  $ 1 1/4
     Second Quarter...........................................   2 1/4    1 1/2
     Third Quarter............................................   1 3/4    1
     Fourth Quarter...........................................   7 1/8    1 1/4
   YEAR ENDED JUNE 30, 1997:
     First Quarter............................................ $ 7 1/16 $ 5
     Second Quarter...........................................  10 3/8    6 1/2
     Third Quarter............................................  14 1/8    8 3/8
     Fourth Quarter...........................................  18 1/8   11 3/8
   YEAR ENDING JUNE 30, 1998:
     First Quarter (through July 9)........................... $19 1/2  $15 1/4

  For a recent reported sale price of the Common Stock, see the cover page of this Prospectus.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company (i) at March 31, 1997, (ii) on a pro forma basis to reflect the acquisition of Waste Services, Inc. and its affiliates, as well as Coney Island Rubbish Removal, Inc. and Golden Gate Carting, Co. Inc. which have closed into escrow, as if such acquisitions had occurred at March 31, 1997, and (iii) on a pro forma as adjusted basis to reflect the sale by the Company of 4,500,000 shares of Common Stock in the Offering at an assumed public offering price of $18.25 and the application of the estimated net proceeds therefrom, after deducting the estimated underwriting discounts and commissions and offering expenses.

                                                   MARCH 31, 1997
                                         --------------------------------------
                                                                    PRO FORMA
                                          ACTUAL      PRO FORMA    AS ADJUSTED
                                         ----------  -----------  -------------
                                          (IN THOUSANDS, EXCEPT SHARE DATA)
Cash and cash equivalents............... $    3,907   $    3,907   $    40,463
                                         ==========   ==========   ===========
Long-term debt, less current
 portion(1)............................. $   33,981   $   43,207   $     3,431
Stockholders' equity:
  Common Stock, $.01 par value,
   50,000,000 shares authorized;
   14,095,834 shares issued; 15,544,675
   shares issued pro forma; 20,044,675
   shares issued pro forma as
   adjusted(2)..........................        141          155           200
Additional paid-in capital..............     27,927       44,864       121,153
Retained deficit........................       (668)        (668)         (668)
                                         ----------   ----------   -----------
                                             27,400       44,351       120,685
Less treasury stock at cost (39,100
 shares)................................        (76)         (76)          (76)
                                         ----------   ----------   -----------
    Total stockholders' equity..........     27,324       44,275       120,609
                                         ----------   ----------   -----------
    Total capitalization................ $   61,305   $   87,482   $   124,040
                                         ==========   ==========   ===========

--------
(1) The Company's long-term debt primarily reflects obligations of the Company relating to its credit facility. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

(2) Excludes 3,073,155 shares of Common Stock issuable upon exercise of outstanding options and warrants at March 31, 1997, an additional 706,764 shares reserved for issuance pursuant to future option grants under the Company's stock option plans, and 10,000,000 shares of authorized Class A Common Stock, of which no shares were issued or outstanding at March 31, 1997.

                                   DILUTION

  The net tangible book value of the Company at March 31, 1997 was approximately $9.8 million, or $.70 per share. Net tangible book value per share is determined by dividing the net tangible book value before the Offering by the number of shares of Common Stock outstanding before the Offering. For purposes of calculating the net tangible book value as adjusted for the Offering at March 31, 1997, the calculation gives effect to the sale of 4,500,000 shares of Common Stock offered by the Company hereby (after deducting the estimated underwriting discounts and commissions and Offering expenses). Net tangible book value per share as adjusted is determined by dividing the number of shares of Common Stock outstanding after the Offering into the net tangible book value after the Offering. Dilution is determined by subtracting net tangible book value per share as adjusted for the Offering from the amount of cash paid by a new investor for one share of Common Stock. The following table illustrates the per share dilution:

   Assumed offering price per share...............................       $18.25
     Net tangible book value per share before the Offering........   .70
     Increase in net tangible book value per share attributable to new investors...............................................  3.93
                                                                    ----
   Net tangible book value per share as adjusted..................         4.63
                                                                         ------
   Dilution per share to new investors............................       $13.62
                                                                         ======

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table presents (i) summary consolidated financial data of the Company as of the dates and for the periods indicated, (ii) unaudited interim consolidated financial data of the Company as of the date and for the period indicated, (iii) summary pro forma consolidated financial data of the Company as of the date and for the periods indicated, after giving effect to the events described below and in the Unaudited Pro Forma Financial Information and notes thereto included elsewhere in this Prospectus, and (iv) summary pro forma balance sheet information as of March 31, 1997 after giving effect to the events described below and in the Unaudited Pro Forma Financial Information and notes thereto included elsewhere in this Prospectus. The financial information as of June 30, 1995, June 30, 1996, March 31, 1997, and for each of the three years in the period ended June 30, 1996 and the nine months ended March 31, 1997 has been derived from the Company's audited financial statements. The financial information derived from the Company's unaudited consolidated financial statements for the nine months ended March 31, 1996 includes all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position and results of operations as of the date and for the period indicated. The summary pro forma information does not purport to represent what the Company's results actually would have been if such events had occurred at the dates indicated, nor does such information purport to project the results of the Company for any future period. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and notes thereto and the Unaudited Pro Forma Financial Information and notes thereto included elsewhere in this Prospectus.

                                                                                                              PRO FORMA
                                                                                    PRO FORMA                AS ADJUSTED
                                                                              --------------------------     -----------
                                                                                                 NINE           NINE
                                                           NINE MONTHS        FISCAL YEAR       MONTHS         MONTHS
                          YEAR ENDED JUNE 30,            ENDED MARCH 31,        ENDED           ENDED           ENDED
                     -------------------------------   ---------------------   JUNE 30,       MARCH 31,       MARCH 31,
                      1994(1)    1995(1)    1996(1)     1996(1)   1997(2)(3)    1996(4)        1997(4)         1997(5)
                     ---------  ---------  ---------   ---------  ----------  -----------     ----------     -----------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...........  $  37,314  $  40,802  $  39,519   $  29,021  $   52,409  $  100,191      $   77,938     $   77,938
Cost of revenues...     30,380     33,686     33,417      23,666      38,027      74,715          54,346         54,346
Selling, general
 and administrative
 expenses..........      7,110      7,226      9,775       5,666       9,245      20,568          14,780         14,780
Merger costs(6)....        --         --         --          --        3,337         --            3,337          3,337
                     ---------  ---------  ---------   ---------  ----------  ----------      ----------     ----------
Operating (loss)
 income............       (176)      (110)    (3,673)       (311)      1,800       4,908           5,475          5,475
Interest expense...       (372)      (580)      (629)       (417)     (1,526)     (4,154)         (2,965)          (578)
Other income
 (expense).........        226        488       (131)        187         461         267             794            794
                     ---------  ---------  ---------   ---------  ----------  ----------      ----------     ----------
(Loss) income from
 continuing
 operations before
 income taxes......       (322)      (202)    (4,433)       (541)        735       1,021           3,304          5,691
Income tax
 (benefit)
 expense...........       (229)      (147)       (10)        --          940          (9)            940          1,461
                     ---------  ---------  ---------   ---------  ----------  ----------      ----------     ----------
Net (loss) income
 from continuing
 operations........  $     (93) $     (55) $  (4,423)  $    (541) $     (205) $    1,030      $    2,364     $    4,230
                     =========  =========  =========   =========  ==========  ==========      ==========     ==========
Net (loss) earnings
 per share from
 continuing
 operations........  $   (0.01) $   (0.01) $   (0.49)  $   (0.06) $    (0.02) $     0.09      $     0.15     $     0.21
                     =========  =========  =========   =========  ==========  ==========      ==========     ==========
Weighted average
 number of shares
 outstanding.......  7,836,332  7,844,359  9,018,080   8,930,968  13,316,698  11,869,909 (7)  15,904,446 (7) 20,404,446 (8)
                     =========  =========  =========   =========  ==========  ==========      ==========     ==========
OTHER DATA:
Cash flow from
 operating
 activities........  $   4,478  $   4,714  $   2,431   $   2,371  $    2,989
Cash flow from
 discontinued
 operations........  $   1,533        --         --          --          --
Cash flow from
 investing
 activities........  $  (4,623) $  (5,029) $  (5,082)  $  (3,842) $  (39,534)
Cash flow from
 financing
 activities........  $  (1,557) $   1,396  $   1,455   $     835  $   38,676
EBITDA(9)..........  $   2,686  $   3,555  $    (779)  $   2,043  $    4,874  $   11,758      $   10,321     $   10,321
EBITDA margin(10)..        7.2%       8.7%      (2.0%)       7.0%        9.3%       11.7%           13.2%          13.2%

                                                                                                   PRO FORMA
                                                                              PRO FORMA           AS ADJUSTED
                         JUNE 30, 1995(1) JUNE 30, 1996(1) MARCH 31, 1997 MARCH 31, 1997(11) MARCH 31, 1997(11)(12)
                         ---------------- ---------------- -------------- ------------------ ----------------------
                                                     (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE SHEET DATA:
Working capital
 (deficit)..............     $   452          $(1,853)        $  (700)         $   (923)            $ 35,633
Total assets............      28,299           28,786          89,353           121,954              158,510
Long term debt, less
 current portion........       5,160            6,308          33,981            43,207                3,431
Total liabilities.......      14,559           18,365          62,029            77,679               37,901
Total stockholders'
 equity.................      13,740           10,421          27,324            44,275              120,609

-------
SELECTED FINANCIAL DATA FOOTNOTES
(1) Subsequent to June 30, 1996, the Company acquired Super Kwik, Inc. and its affiliates ("Super Kwik") and Donno Company, Inc. and its affiliates ("Donno") in two separate transactions. Each of these business combinations was accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements were restated for all periods prior to the acquisition to include the results of operations, financial position and cash flows of Super Kwik and Donno.
(2) The acquisitions of Allied Waste Services, Inc. and its affiliates ("Allied") and R&A Bender, Inc. and its affiliates ("Bender") were effective on July 2, 1996 and December 10, 1996, respectively. Both of these acquisitions were accounted for as purchases. Accordingly, their results of operations are included from the effective dates of the acquisitions.
(3) The acquisition of Apex Waste Services, Inc. ("Apex") occurred on March 31, 1997 and was accounted for as a pooling of interests. Apex was formed on October 1, 1996 as a result of the acquisition from the former owners of certain assets of Waste Management, Inc. which was accounted for as a purchase; accordingly, the results of operations are included only from the date of inception of Apex.
(4) The pro forma financial information reflects significant acquisitions by the Company since July 1, 1996, which include Allied, Bender, and Waste Services, Inc. and its affiliates ("WSI"), as well as Golden Gate Carting, Co. Inc. ("Golden Gate") and Coney Island Rubbish Removal, Inc. ("Coney Island") which have closed into escrow, as if such acquisitions had occurred as of the beginning of the period presented. It also includes operating data for predecessor operations of Apex for the three month period ended September 30, 1996. See "Business--Acquisition Program" and Unaudited Pro Forma Financial Information and notes thereto included elsewhere in this Prospectus.
(5) Adjusted to give effect to the Offering and the application of the estimated proceeds therefrom, as described in "Use of Proceeds," as if the Offering had occurred on July 1, 1996.
(6) Merger costs incurred during the nine months ended March 31, 1997 of $3,337,000 relating to the acquisition of Super Kwik, Donno, and Apex include the transaction costs and costs of integrating operations. Additionally, the tax provision for this same period includes $904,000 reflecting the recording of a deferred tax provision as of the date of the respective mergers, at which time the pooled entities' S Corporation elections were terminated.
(7) Weighted average number of shares outstanding has been calculated on a pro forma basis prior to the shares issued in the Offering.
(8) Weighted average number of shares outstanding has been calculated on a pro forma basis after the shares issued in the Offering.
(9) EBITDA represents operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles. Further, EBITDA does not necessarily indicate whether cash flow will be sufficient for items such as working capital, capital expenditures, or to react to changes in the Company's industry or economic changes generally. The Company believes that EBITDA is a frequently used measure that provides additional information for determining its ability to meet debt service requirements and that it is one of the indicators upon which the Company, its lenders, and certain investors assess the Company's financial performance and its capacity to service debt. The Company therefore interprets the trends that EBITDA depicts as one measure of the Company's operating performance. Because EBITDA is not calculated by all companies and analysts in the same fashion, the EBITDA measures presented by the Company may not necessarily be comparable to other similarly titled measures of other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; actual cashflows; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of the Company's EBITDA data to similarly titled measures reported by other companies.
(10) EBITDA margin represents EBITDA expressed as a percentage of revenues.
(11) The pro forma financial information reflects significant acquisitions by the Company since March 31, 1997, which include WSI, as well as Golden Gate and Coney Island which have closed into escrow, as if such acquisitions had occurred as of March 31, 1997. See "Business-- Acquisition Program" and Unaudited Pro Forma Financial Information and notes thereto included elsewhere in this Prospectus.
(12) Adjusted to reflect the sale of 4,500,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $18.25 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS


  The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

OVERVIEW

 REVENUES

  The Company is a non-hazardous solid waste management company specializing in the collection, transportation, and disposal of residential, industrial, commercial, and special waste, principally in the eastern United States. The Company's revenues for the nine months ended March 31, 1997 were attributable approximately 80.3% to solid waste collection and transportation operations, approximately 8.3% to solid waste disposal operations, and approximately 11.4% to other waste management services.

  The Company's solid waste collection operations earn revenues from fees collected from residential, commercial, and industrial collection and transfer station customers. Solid waste collection is provided under two primary types of arrangements depending on the customers being served. Collection services for commercial and industrial customers are generally performed under a one to three year service agreement. Collection services for residential customers generally are performed under contracts with, or franchises granted by, municipalities or regional authorities that grant the Company rights to service all or a portion of the residents in their jurisdictions, except in rural areas where the Company usually contracts directly with the customer. Such contracts or franchises generally range in duration from one to three years. Recently, some municipalities have bid their residential collection contracts based on the volume of waste collected. Residential collection fees are either paid by the municipalities out of tax revenues or service charges or paid directly by residents receiving the services.

  As part of its solid waste collection operations, the Company's five owned or operated transfer stations receive solid waste collected primarily by its various collection operations, compact the waste and transfer it to larger company-owned vehicles for transport to landfills. This procedure reduces the Company's costs by improving its use of collection personnel and equipment.

  The Company's solid waste landfills earn revenues from disposal fees charged to third parties and from disposal fees charged to the Company's collection and transportation operations that dispose of solid waste at the Company's landfills. These landfills receive solid waste from the Company's own collection companies and transfer stations, as well as from independent collection operators. Over the nine months ended March 31, 1997, approximately 6.1% of the Company's revenue generated from collection operations represented solid waste collected by the Company that was delivered for disposal at its own landfills, and approximately 25.9% of the Company's revenue generated from landfill disposal operations represented solid waste disposed of at the Company's landfills that was delivered by the Company.

  The Company's prices for solid waste collection, transportation, and disposal services are typically determined by the volume, weight, and type of waste collected, as well as other factors including the competitive pricing environment. The Company's ability to pass on cost increases may be limited by the terms of its contracts.

 COST OF REVENUES

  Cost of revenues consist primarily of tipping fees paid to third party landfills, amortization of capitalized direct landfill development costs, accruals for future landfill closure and post-closure costs, direct labor and related taxes and benefits, subcontracted transportation and equipment rental charges, maintenance and repairs of equipment and facilities, environmental compliance costs and site maintenance costs for landfills, fuel, and landfill assessment fees and taxes.

  Certain direct engineering, legal, permitting, construction, and other costs associated with expansion of landfills, together with related interest expense, are capitalized over the estimated useful life of the site using the unit of production method as airspace is consumed. Successful permitting of additional landfill disposal capacity improves the Company's profitability by extending the time period over which the Company may amortize capitalized costs of the landfill. The Company's policy is to charge against net income any unamortized capitalized expenditures and advances relating to any landfill that is permanently closed or any landfill expansion project that is not completed.

  The Company capitalizes direct incremental costs associated with acquisitions. Indirect development and acquisition costs, such as executive and corporate overhead, public relations, and other corporate services and overhead are expensed as incurred. The Company also charges against net income any unamortized capitalized expenditures relating to proposed acquisitions that are not consummated. Property and equipment is depreciated over the estimated useful life of the assets using the straight line method.

  At March 31, 1997, capitalized costs related directly to the acquisition and expansion of existing and future landfills and cell development were $30.6 million and capitalized costs related directly to proposed acquisitions that are not consummated were $451,000. The Company periodically reviews the future realization of these capitalized project costs and makes provisions against capitalized costs that are associated with projects that are not probable of completion.

 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

  Selling, general and administrative expenses consist primarily of management, clerical and administrative salaries and costs and overhead, amortization expense related to intangible assets, professional services, facility rentals and associated costs, financial insurance bonding premiums, landfill related financial assurance bonding premiums, and costs relating to marketing and sales.

 MERGER COSTS

  In connection with acquisitions accounted for under the pooling of interests method, the Company records various merger costs including transaction-related expenses and costs to bring the acquired assets into conformity with corporate safety and operational standards.

 OTHER INCOME (EXPENSE)

  Other income and expense, which is composed primarily of interest income and gains and losses on sales of equipment, has not historically been material to the Company's results of operations.

 TAXES

  The Company had a net operating loss carryforward for federal income tax purposes of approximately $4.3 million at June 30, 1996 of which $601,000 was utilized through March 31, 1997. After the Company utilizes the remaining net operating loss carryforward, which may occur during fiscal 1998, the Company will record a provision for taxes at statutory rates.

ACQUISITION PROGRAM

  The Company has implemented an aggressive acquisition program to expand its operations by acquiring solid waste collection, transportation, and disposal businesses, principally in the eastern United States. Approximately $47.3 million or 90.3% of the Company's revenues for the nine months ended March 31, 1997 and approximately $69.8 million or 78.1% of the Company's assets at March 31, 1997 resulted from these nine acquisitions consummated by the Company between July 1996 and March 1997. Of these nine acquisitions, six have been accounted for under the purchase method of accounting and three have been accounted for under the pooling of interests method of accounting.

  With respect to the six acquisitions that have been accounted for under the purchase method of accounting, goodwill is amortized over a period of 40 years, resulting in an annual non-cash charge to earnings during the amortization period. Accordingly, if the Company completes additional acquisitions which are accounted for under the purchase method of accounting, its financial position and results of operations may fluctuate significantly from period to period, as a result of additional non-cash charges relating to goodwill. Amortization expense of goodwill was $223,000 for the nine months ended March 31, 1997.

  In connection with each of its acquisitions, the Company attempts to implement a number of cost saving measures, including reductions (in certain instances) in management levels and other personnel, the imposition of centralized management and cost controls, and the elimination of duplicative collection routes.

  Because of the relative importance of acquired businesses and assets to the Company's financial performance, the Company does not believe that its historical financial statements are necessarily indicative of future performance.

RECENT DEVELOPMENTS

  On May 12, 1997, the Company acquired Waste Services, Inc. and its affiliates ("WSI") in consideration of 1,159,982 shares of Common Stock and the assumption of $6.2 million of debt, subject to adjustment upon the occurrence of certain events. The Company also entered into definitive agreements to acquire Coney Island Rubbish Removal, Inc. ("Coney Island") and Golden Gate Carting, Co. Inc. ("Golden Gate"), which have been closed into escrow pending the satisfaction of certain conditions, including the approval of the transactions by the New York City Trade Waste Commission, in consideration of 131,359 shares of Common Stock and the assumption of $50,273 of debt, and 157,500 shares of Common Stock and the assumption of $3.0 million of debt, respectively, subject to adjustment upon the occurrence of certain events. Although the Company believes that the Trade Waste Commission will approve the acquisitions, no assurance can be given to that effect. The acquisitions of WSI, Coney Island, and Golden Gate will be accounted for under the purchase method of accounting. These companies provide principally commercial waste collection services in Brooklyn, New York and had total revenues of $16.6 million for the nine months ended March 31, 1997.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED MARCH 31, 1997 COMPARED TO THE NINE MONTHS ENDED MARCH 31, 1996

  The following table presents the percentage each item in the consolidated statements of operations bears to total revenues relating to continuing operations.

                                                           NINE MONTHS ENDED
                                                               MARCH 31,
                                                           -------------------
                                                             1996       1997
                                                           --------   --------
   Revenues...............................................    100.0%     100.0%
   Cost of revenues.......................................     81.6       72.6
   Selling, general and administrative expenses...........     19.5       17.6
   Merger costs...........................................      --         6.4
                                                           --------   --------
   Operating (loss) income................................     (1.1)       3.4
   Interest expense.......................................     (1.4)      (2.9)
   Other income...........................................       .6         .9
                                                           --------   --------
   (Loss) income before income taxes......................     (1.9)       1.4
   Income taxes...........................................      --        (1.8)
                                                           --------   --------
   Net loss from continuing operations....................     (1.9)%      (.4)%
                                                           ========   ========

  Revenues for the nine months ended March 31, 1997 were $52.4 million compared to $29.0 million for the nine months ended March 31, 1996, an increase of $23.4 million or 80.7%. The principal factor affecting the increase in revenues was the impact of acquisitions, primarily of Allied Waste Services, Inc., K Hydraulic Truck Services, Inc., R & A Bender, Inc., Bayside of Marion, Inc., Olney Sanitary Systems, Inc., and their respective affiliates, which contributed aggregate revenues of $12.5 million for the nine months ended March 31, 1997. The acquisition of Super Kwik, Inc. and its affiliates ("Super Kwik") and Donno Company, Inc. and its affiliates ("Donno"), which have been accounted for under the pooling of interests method, contributed revenue of $26.5 million for the nine months ended March 31, 1997 compared to $23.3 million for the nine months ended March 31, 1996, an increase of $3.2 million. Additionally, the acquisition of Apex Waste Services, Inc. ("Apex"), which has been accounted for under the pooling of interests method, contributed revenues of $8.6 million since its inception of operations on October 1, 1996.

  Cost of revenues for the nine months ended March 31, 1997 were $38.0 million compared to $23.7 million for the nine months ended March 31, 1996, an increase of $14.3 million. Cost of revenues as a percentage of revenues for the nine months ended March 31, 1997 was 72.6% compared to 81.6% for the same period in fiscal 1996. Cost of revenues as a percentage of revenues decreased during this period primarily due to the acquisition by the Company of two landfills, which operated at relatively higher margins than the Company's other operations and due to the operating efficiencies imposed on previously private acquired companies. A portion of the decrease was also attributable to economies of scale relating to the Company's increase in size over the period.

  Selling, general and administrative expenses for the nine months ended March 31, 1997 were $9.2 million compared to $5.7 million for the nine months ended March 31, 1996, an increase of $3.5 million. These expenses as a percentage of revenues for the nine months ended March 31, 1997 were 17.6% compared to 19.5% for the same period in fiscal 1996. These reductions as a percentage of revenue reflect certain cost savings related to economies of scale in restructuring the Company's insurance programs and overall efficiencies gained through integrating acquisitions partially offset by increases in corporate functions, including accounting, finance, legal and administration, in connection with providing these services.

  Merger costs incurred during the nine months ended March 31, 1997 were a total of $3.3 million relating to the acquisitions of Super Kwik, Donno, and Apex. Merger costs include $835,000 of transactions costs and $2.5 million of costs related to integrating operations.

  Interest expense for the nine months ended March 31, 1997 was $1.5 million compared to $417,000 for the nine months ended March 31, 1996, an increase of $1.1 million. This increase is principally the result of borrowings under the Company's credit facility for the purchase of R&A Bender, Inc. and increased interest expense related to Super Kwik for the purchase of real estate and an increase in equipment financing over the prior year.

  Other income for the nine months ended March 31, 1997 was $461,000 compared to $187,000 for the nine months ended March 31, 1996, an increase of $274,000. This increase in other income included a $140,000 increase in interest income, reflecting earnings on the net proceeds from private placements of Common Stock in the summer of 1996, and a $126,000 increase in gains from dispositions of fixed assets.

  The tax provision for the nine months ended March 31, 1997 included $904,000 relating to the completion of the mergers with Super Kwik, Donno, and Apex. The provision reflects the recording of a deferred tax provision as of the date of the respective mergers, at which time the pooled entities' S corporation elections were terminated. The remainder of the tax provision relates to state income taxes. An effective tax rate lower than the federal and state statutory rates in the year is primarily due to the use of net operating loss carryforwards.

RESULTS OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 1996 COMPARED TO THE YEAR ENDED JUNE 30, 1995

  The following table presents the percentage each item in the consolidated statements of operations bears to total revenues relating to continuing operations.

                                                                 YEAR ENDED
                                                                  JUNE 30,
                                                                 -------------
                                                                 1995    1996
                                                                 -----   -----
     Revenues................................................... 100.0%  100.0%
     Cost of revenues...........................................  82.6    84.6
     Selling, general and administrative expenses...............  17.7    24.7
                                                                 -----   -----
     Operating loss.............................................   (.3)   (9.3)
     Interest expense...........................................  (1.4)   (1.6)
     Other income (expense).....................................   1.2     (.3)
                                                                 -----   -----
     Loss before income taxes...................................   (.5)  (11.2)
     Income taxes...............................................    .4     --
                                                                 -----   -----
     Net loss from continuing operations........................   (.1)% (11.2)%
                                                                 =====   =====

  Revenues for the year ended June 30, 1996 were $39.5 million compared to $40.8 million for the year ended June 30, 1995, a decrease of $1.3 million or 3.2%. The principal factors affecting the reduction in revenues were a decrease in collection revenues at Donno due primarily to the discontinuation of a subcontract from a solid waste services company for collection services in New York City and the termination of a contract to operate a transfer station in Hempstead, Long Island, the closure of the Company's collection operations in South Carolina, and declines in revenues at the Company's landfills in South Carolina and Kentucky. During the year ended June 30, 1995 Donno benefitted from a one-time contract termination settlement of $660,000. Increased revenues at Super Kwik, due primarily to acquisitions completed in January and November 1995 and at the Company's West Virginia landfill, offset part of the decline in revenues.

  Cost of revenues for the year ended June 30, 1996 were $33.4 million compared to $33.7 million for the year ended June 30, 1995, a decrease of $268,000. The principal factors affecting the reduction in cost of revenues for the year ended June 30, 1996 were reduced operating costs at Donno primarily due to the discontinuation of a collection services contract in New York City and the termination of a contract to operate a transfer station in Hempstead, Long Island, and the Company's discontinued collection operation at the South Carolina landfill. Cost of revenues increased at Super Kwik due to acquisitions completed in January and November 1995. Cost of revenues as a percentage of revenues for the year ended June 30, 1996 was 84.6% compared to 82.6% for the same period in fiscal 1995 and increased during 1996 primarily due to a charge of $900,000 for closure and post-closure monitoring costs relating to the Company's Kentucky landfill, and a one-time contract termination settlement of $660,000 at Donno which was included in revenues during the year ended June 30, 1995.

  Selling, general and administrative expenses for the year ended June 30, 1996 were $9.8 million compared to $7.2 million for the year ended June 30, 1995, an increase of $2.6 million. These expenses as a percentage of revenues for the year ended June 30, 1996 were 24.7% compared to 17.7% for the same period in 1995. The increase in these expenses resulted primarily from $1.8 million of additional salary and benefit expenses, rent, bad debt expense, a one-time sales tax claim and professional fees in connection with the sale of Super Kwik to the Company, and the recording of $879,000 of unusual costs, including primarily severance and office relocation costs in connection with the Company's change in control in June 1996.

  Interest expense for the year ended June 30, 1996 was $629,000 compared to $580,000 for the year ended June 30, 1995, an increase of $49,000. This increase was primarily due to additional interest expense at Super

Kwik, partially offset by reduced interest expense in connection with borrowings under the Company's credit facility.

  Other income (expense) for the year ended June 30, 1996 was a loss of $131,000 compared to income of $488,000 for the year ended June 30, 1995, a decrease of $619,000. This decrease in other income was primarily due to a $489,000 one-time write down to estimated net realizable value of landfill, hauling and real estate assets no longer considered integral to the operation of the Company after its change of control in June 1996.

  The Company's effective tax rate, including both federal and state taxes, was 72.8% for fiscal 1995 with a minimal tax benefit being recorded in 1996. In 1995, the Company's effective tax rate was higher than the federal statutory rates primarily due to income generated from Super Kwik and Donno which were taxed under Subchapter S of the Internal Revenue Code. In 1996, the effective tax rate was less than the federal and state statutory rates primarily due to a valuation allowance offsetting the current year tax benefit of net operating loss carryforwards due to a lack of certainty of realization of these loss carryforwards in future years as a result of recent historic reported operating losses.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's business requires substantial amounts of capital. The Company's capital requirements include acquisitions, equipment purchases, and capital expenditures for cell construction and expansion of its landfills. The Company plans to meet these capital needs from various financing sources, including borrowings, internally generated funds, and the issuance of Common Stock.

  As of March 31, 1997, the Company had working capital deficit of $700,000, including cash and cash equivalents of $3.9 million. For the first nine months of fiscal 1997, net cash provided by operations was approximately $3.0 million, with net cash from financing activities of approximately $38.7 million, including net proceeds of $10.0 million from private placements of Common Stock and net cash from investing activities of approximately $39.5 million. A significant portion of the capital expended during the period, approximately $39.8 million, was used to fund the acquisition of property and equipment, including $34.2 million relating to acquisitions of businesses, $3.7 million for the purchase of operating equipment and real estate, and $1.9 million related to the permitting and development of landfill space.

  The Company to date has required substantial amounts of capital and it expects to continue to expend substantial amounts to support its acquisition program and the expansion of its disposal and transportation operations. The Company estimates aggregate capital expenditures of approximately $10.9 million for the year ending June 30, 1997, of which $5.5 million has already been expended through March 31, 1997, and $17.8 million for the year ending June 30, 1998. The Company has addressed its capital need through private placements of Common Stock which generated net proceeds of $10.0 million in the nine months ended March 31, 1997 and by establishing a revolving credit facility. The Company believes that the revolving credit facility, the funds expected to be generated from operations, and the anticipated net proceeds of the Offering will provide adequate cash to fund the Company's working capital and other cash needs for the foreseeable future.

  On September 25, 1996, the Company entered into a revolving credit facility with BankBoston, N.A. (formerly known as First National Bank of Boston) and Bank of America Illinois to provide for borrowings up to $30.0 million (the "Credit Facility"). The Credit Facility, which was increased to $50.0 million on January 27, 1997 and to $100.0 million on May 8, 1997, is available for repayment of debt, funding of acquisitions, working capital, and for up to $15.0 million in standby letters of credit. As of July 25, 1997, $57.7 million and $4.2 million in letters of credit were outstanding under the Credit Facility. The net proceeds of the Offering will be used to repay all outstanding indebtedness under the Credit Facility.

  At the Company's option, the interest rate on any loan under the Credit Facility may be based on an adjusted prime rate or Eurodollar rate, as defined in the loan agreement. As of July 25, 1997, the applicable interest rate was 8.75%. The facility expires on April 30, 2000. The Credit Facility requires the payment of a commitment fee based in part on the unused balance, payable in arrears, and provides for certain restrictions on, among other things, the ability of the Company to incur borrowings, sell assets, acquire assets, make capital expenditures or pay cash dividends. The facility also requires the maintenance of certain financial ratios, including interest coverage ratios and balance sheet and cash flow leverage ratios, and requires profitable operations. The facility is collateralized by all the stock of the Company's subsidiaries, whether now owned or hereafter acquired.

  The Company will have financial obligations related to closure and post-closure monitoring and maintenance of the currently permitted and operating landfills. While the exact amount of future closure obligations cannot be determined, the Company estimates that the costs of final closure of the currently permitted and operating areas at the Company's landfills will be approximately $13.6 million, of which $3.2 million has been accrued as of March 31, 1997. The Company makes an accrual for these costs based on consumed airspace in relation to Management's estimate of total available airspace of the landfills. The Company has accrued $1.5 million for post-closure obligations as of March 31, 1997. The Company maintains a bonding facility pursuant to certain statutory requirements regarding financial assurance for the closure and post-closure monitoring cost requirements for its Kentucky, West Virginia and Pennsylvania disposal facilities. Bonds outstanding at March 31, 1997 were $1.6 million for the Kentucky landfill, $214,000 for the West Virginia landfill, and $3.6 million for the Pennsylvania landfill. The bonds are collateralized by irrevocable letters of credit and trust fund deposits. Additionally, the Company has on deposit $408,000 as financial assurance for landfill closure and post-closure obligations for closed disposal areas. The trust fund and the certificates of deposit are restricted from current operations and are included within other noncurrent assets. The Company's Kentucky landfill bonding requirement will increase by $3.0 million for closure and $300,000 for post-closure of the expansion area permitted October 14, 1996 (reissued February 26, 1997). The Company anticipates that the West Virginia bonding requirements will substantially increase when West Virginia's solid waste program is approved by the federal government. Financial assurance requirements could increase to approximately $3.1 million for closure and $3.7 million for post-closure monitoring and care. The Company has also agreed to indemnify a surety providing financial assurance for closure and post-closure care requirements for an unlined landfill located adjacent to the Illinois landfill, which the Company has exercised an option to acquire, in the amount of $646,000 in the event the owner of the adjacent landfill defaults on its closure and/or post-closure care obligations. Additional collateral requirements will be imposed upon the Company which will adversely effect its profitability. The Company anticipates providing financial assurance incrementally over the life of a facility as disposal cells are constructed and certified for acceptance of waste.

SEASONALITY AND INFLATION

  The Company's revenues tend to be somewhat lower in the winter months. This is primarily attributable to the fact that (i) the volume of waste relating to construction and demolition activities tends to increase in the spring and summer months and (ii) the volume of industrial and residential waste in the regions in which the Company operates tends to decrease during the winter months. In addition, particularly harsh weather conditions may affect the Company's operations by interfering with collection, transportation, and disposal operations, delaying the development of landfill capacity, and/or reducing the volume of waste generated by the Company's customers.

  The Company believes that inflation and changing prices have not had, and are not expected to have, any material adverse effect on its results of operations in the near future.

RECENT ACCOUNTING PRONOUNCEMENT

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," which is required to be adopted for fiscal periods ending after December 15, 1997 (fiscal 1998 for the Company). At that time, the Company will be required to change the method currently used to compute earnings per share. Under the new standard, the dilutive effect of stock options and stock warrants will be excluded from basic earnings per share. If earnings per share had been calculated under the new requirements, the effect would not have been material to the periods presented.

  In October 1996, the AICPA issued SOP 96-1, Environmental Remediation Liabilities. The SOP provides guidance with respect to the recognition, measurement, and disclosure of environmental remediation liabilities. The Company will adopt SOP 96-1 in the first quarter of fiscal 1998 and, based on current circumstances, does not believe the effect of such adoption will be material.

                                   BUSINESS

GENERAL

  Eastern Environmental Services, Inc. is a non-hazardous solid waste management company specializing in the collection, transportation, and disposal of residential, industrial, commercial, and special waste, principally in the eastern United States. In June 1996, control of the Company was acquired by a group of investors who repositioned the Company for the purpose of implementing an aggressive acquisition program in the solid waste industry. The Company appointed a new Board of Directors, hired a new management team with an average of 17 years of experience in the waste management industry, raised a total of approximately $10.0 million through two private placements of Common Stock, and established a credit facility principally for acquisitions. Since July 1996, the Company has acquired 18 solid waste management businesses, and thereby entered new markets in Florida, Illinois, New Jersey, New York, and Pennsylvania. The businesses acquired operated 16 solid waste collection and transportation operations, three solid waste transfer and processing facilities, two landfills, and one special waste services operation. The Company also has acquired the right to operate a transfer station in Long Island, New York. Largely as a result of these acquisitions, during the nine months ended March 31, 1997, the Company's revenues increased by 80.7% (from $29.0 million to $52.4 million) and its results of operations (excluding merger costs and related tax provisions incurred as a result of such acquisitions) increased from a net loss of $541,000 for the nine months ended March 31, 1996 to net income of $4.0 million for the nine months ended March 31, 1997.

  The Company currently operates solid waste collection and transportation operations in southern Florida, southeastern Illinois, southern New Jersey, the greater metropolitan New York City area, eastern and southcentral Pennsylvania (including Philadelphia), and South Carolina, and owns a landfill in each of Florida, Kentucky, Pennsylvania, South Carolina, and West Virginia. The Company has also exercised an option to acquire, subject to regulatory approval, land in Illinois upon which it has received the necessary permits to construct a landfill. Of the Company's revenues for the nine months ended March 31, 1997, approximately 80.3% was attributable to solid waste collection and transportation operations, approximately 8.3% was attributable to solid waste disposal operations, and approximately 11.4% was attributable to other waste management services. The Company currently provides solid waste collection services to approximately 30,000 commercial and industrial customers and approximately 144,000 residential customers.

  The Company believes that significant opportunities exist to acquire additional solid waste collection, transportation, and disposal businesses in the eastern United States and to develop within its existing markets. As part of its acquisition program, the Company reviews acquisition opportunities on an ongoing basis and is currently in various stages of negotiating the acquisition of additional solid waste management businesses.

INDUSTRY OVERVIEW

  According to the Environmental Business Journal, an industry trade publication, the United States non-hazardous solid waste collection and disposal industry generated estimated revenues of approximately $32.5 billion in 1995. In recent years, the industry has experienced significant consolidation. The Company believes that this consolidation has been caused primarily by four factors: (i) increasingly stringent environmental regulation and enforcement, especially with regard to landfill operations as a result of Subtitle D Regulations; (ii) competition from other larger companies that have developed or achieved economies of scale; (iii) an industry model that emphasizes providing both collection and disposal capabilities; and (iv) the continuing privatization by some municipalities of their collection or disposal operations.

  The overall consequences have been significant increases in the technical and managerial expertise necessary to operate profitably, significant increases in costs and capital requirements, and significant increases in the competitive advantages enjoyed by larger and well capitalized companies. Many smaller companies and municipalities have found the increased costs difficult to bear, and the requisite technical and managerial sophistication difficult to obtain. As a result, a large number of smaller operators and municipalities have either closed or sold their operations. The Company anticipates that these trends will continue, and possibly intensify, in the near-term future.

STRATEGY

  The Company's objective is to expand the geographic scope of its operations and to become one of the leading providers of non-hazardous solid waste management in each market that it serves. The Company's strategy to achieve this objective is to capitalize on the continuing consolidation of the solid waste management industry by (i) identifying and penetrating new markets and expanding its operations in its existing markets through tuck-in acquisitions that are combined with existing operations, (ii) increasing profitability by integrating its operations and achieving economies of scale, and (iii) achieving internal growth. The Company's management philosophy is to retain senior management of acquired companies and implement centralized financial and administrative controls.

  EXPANSION THROUGH ACQUISITIONS. The Company has implemented an aggressive acquisition program to expand its operations by acquiring solid waste collection, transportation, and disposal companies, principally in the eastern United States. The principal components of the Company's acquisition strategy are as follows:

  . Enter Markets. The Company typically seeks to enter a new market by acquiring one or several solid waste collection and transportation operations that can be served by a Company-owned landfill or transfer station or in which there are expected to be sufficient disposal alternatives to ensure competitive disposal pricing. The Company may also acquire solid waste landfills in its targeted new markets with significant additional current and permitted capacity and thereafter acquire nearby solid waste collection and transfer station operations so as to secure a captive waste stream for internal disposal into the acquired landfill.

  . Expansion of Market Share and Services. After its initial entry into a new market, the Company continually seeks to expand its market share and services through (i) the acquisition of solid waste management businesses and operations that can be integrated with the Company's existing operations without increases in infrastructure or that complement the Company's existing services and (ii) expansion into adjacent markets. Such acquisitions may involve adding collection operations, transfer stations, collection routes, and landfill capacity which allow the Company to expand market share and increase asset utilization by eliminating duplicative management, administrative, and operational functions.

  INCREASING PRODUCTIVITY AND OPERATING EFFICIENCY. The Company believes that it can reduce the total operating expenses of owned and acquired businesses by imposing centralized financial controls, consolidating certain functions performed separately by each business prior to its acquisition by the Company, and consolidating collection routes, equipment, and personnel through tuck-in acquisitions. In addition, the Company is implementing programs to take advantage of certain economies of scale in such areas as the purchase of equipment, vehicles, parts and tools, vehicle and equipment maintenance, data processing, financing arrangements, employee benefits, insurance and bonding, and communications. Through the integration of certain of its solid waste collection, transportation, and disposal operations, the Company believes that it will be able to capture profits that would otherwise be paid to third parties as tipping and other fees.

  INTERNAL GROWTH. The Company believes that it can achieve internal growth, principally from additional sales into its current markets, by providing superior and improved service and through its existing marketing efforts. The Company also intends to selectively implement price increases when competitive advantages and appropriate market conditions exist.

ACQUISITION PROGRAM

  Given the large size and fragmentation of the United States solid waste industry, the Company believes that there are numerous potential acquisition candidates, both within the markets that it currently serves and in other eastern United States markets, meeting its acquisition criteria. The Company targets fragmented markets in the eastern United States (i) that are served by a Company-operated landfill, a landfill that the Company believes that it can acquire, or in which collection companies can use comparably priced third party disposal facilities, (ii) in which the Company can become one of the leading providers of solid waste management services through strategic acquisitions, (iii) where management believes additional complementary acquisitions can be effected so as to obtain the market share necessary to achieve economies of scale, and (iv) that have sufficient population density to permit the Company to operate efficiently. The Company is continually analyzing and engaging in discussions concerning potential acquisitions.

  The Company's senior management spends a substantial portion of its time identifying acquisition candidates, conducting due diligence investigations, and other evaluations in connection with acquisitions, and negotiating and consummating acquisitions. All material acquisitions are subject to the approval of the Board of Directors of the Company. Since June 1996, the Company has analyzed a substantially greater number of companies than it has acquired. In considering a potential acquisition, the Company examines a large number of factors, including historical operating results, competition in the market served, the availability of disposal facilities or whether disposal facilities that can be acquired on satisfactory terms, possible synergies with existing operations or through complementary acquisitions, the types of services provided, the reputation of the entity, and the entity's customers, accounts receivable, personnel, environmental and legal liability, capital needs, regulatory compliance, and workplace productivity. Because the solid waste management industry remains localized, a key component of the Company's acquisition strategy for new markets entrance is to identify businesses with proven management that can be retained following the acquisition.

  The Company evaluates each acquisition on a number of industry measures, including population density of the market served by the acquired entity and the acquired entity's market share. Prior to consummating an acquisition, the Company generally develops a pro forma budget which includes capital needs, cash flow analysis, and operating details giving effect to synergies, reductions, and eliminations expected to be achieved in the acquisition, and which serves as the Company's principal financial tool in evaluating acquisitions.

  While the Company's typical acquisition target is a privately held collection or transportation company or disposal facility, the Company believes that there are currently significant opportunities to acquire solid waste collection, transportation, and disposal operations, as well as particular collection routes and lines of businesses from larger publicly held companies as these companies restructure certain of their operations.

  An integration plan is developed for each business prior to its acquisition. In connection with each of its acquisitions, the Company seeks to maintain and increase the profitability of the acquired company by imposing centralized financial controls, consolidating certain functions performed separately by each business prior to its acquisition by the Company, and consolidating collection routes, equipment, and personnel. In addition, the Company implements programs to take advantage of certain economies of scale in such areas as the purchase of equipment, vehicles, parts and tools, vehicle and equipment maintenance, data processing, financing arrangements, employee benefits, insurance and bonding, and communications. During the period immediately following the acquisition, the Company closely monitors the operations of the acquired business to assure conformity to the pre-closing budget and pro forma analyses, and where deviations develop, to take corrective action.

  As consideration for future acquisitions the Company intends to continue to use combinations of Common Stock, cash and assumption of indebtedness. The consideration for each future acquisition will vary on a case-by-case basis depending on the financial interests of the Company and the historic operating results and future prospects of the business to be acquired. The Company expects to finance future acquisitions through funds provided by operations, with lines of credit available under its credit facility, and from the proceeds of future equity and debt financings. See "Shares Eligible for Future Sale."

  COMPLETED ACQUISITIONS. Since July 1996, the Company has acquired 18 solid waste management businesses. The businesses acquired operated 16 solid waste collection and transportation operations, three solid waste transfer and processing facilities, two landfills, and one special waste services operation. These acquisitions are detailed below:

                            COMPLETED ACQUISITIONS
                             JULY 1996--JULY 1997

                          DATE ACQUIRED
COMPANY                   (ACCOUNTING METHOD) MARKET                 PRINCIPAL BUSINESS
-------                   ------------------- ------                 ------------------
Reuben Smith Rubbish        July 9, 1997      Southern New Jersey    Solid waste
 Removal                    (Purchase)                               collection
 Service, Inc.
A-1 Carting Corporation     June 18, 1997     Southern Florida       Solid waste
                            (Purchase)                               collection
Ameri Carting, Inc.         June 18, 1997     Southern Florida       Solid waste
                            (Purchase)                               collection
Waste Services, Inc., et    May 12, 1997      Brooklyn, New York     Solid waste
 al.                        (Purchase)                               collection
C & R Waste Removal,        May 10, 1997      Southern Florida       Solid waste
 Inc.                       (Purchase)                               collection
Combined Waste Services,    May 10, 1997      Southern Florida       Solid waste
 Inc.                       (Purchase)                               collection
Environmental Waste         May 10, 1997      Southern Florida       Solid waste
 Systems Inc.               (Purchase)                               collection
Environmental Waste         May 10, 1997      Southern Florida       Solid waste
 Systems of Palm Beach,     (Purchase)                               collection
 Inc.
Big T Disposal, Inc.        April 11, 1997    Southeastern Illinois  Solid waste
                            (Purchase)                               collection and
                                                                     transfer station
Apex Waste Services,        March 31, 1997    Scranton,              Solid waste
 Inc.                       (Pooling of       Pennsylvania           collection; transfer
                            Interests)                               station and
                                                                     processing
Donno Company, Inc., et     January 31,       Long Island, New York  Solid waste
 al.                        1997                                     collection and
                            (Pooling of                              transfer station
                            Interests)
R&A Bender, Inc., et al.    December 10,      Southcentral           Solid waste
                            1996              Pennsylvania           collection and
                            (Purchase)                               landfill (municipal
                                                                     solid waste)
Bayside of Marion, Inc.     November 5,       Central Florida        Landfill
                            1996                                     (construction &
                            (Purchase)                               demolition)
Super Kwik, Inc., et al.    September 27,     Southern New Jersey    Solid waste
                            1996                                     collection
                            (Pooling of
                            Interests)
Olney Sanitary System,      September 17,     Southeastern Illinois  Solid waste
 Inc.                       1996                                     collection
                            (Purchase)
Eastern Waste of            August 1, 1996    Philadelphia,          Solid waste
 Philadelphia, Inc., et     (Purchase)        Pennsylvania           collection
 al.
K Hydraulic Truck           July 27, 1996     Philadelphia,          Solid waste
 Services, Inc.             (Purchase)        Pennsylvania           transportation
Allied Waste Services,      July 2, 1996      New York, New Jersey,  Arranges for the
 Inc., et al.               (Purchase)        Pennsylvania,          transportation of
                                              California             construction and
                                                                     demolition waste and
                                                                     disposal of soil and
                                                                     special waste
                                                                     products

  On May 1, 1997, the Company signed a 13-year agreement to operate the Long Island, New York Sanitary District No. 1's transfer station, which is located near John F. Kennedy International Airport. The Company has purchased all of the rights to operate the facility, including the processing of the District's 450 tons per day of municipal solid waste.

  PENDING ACQUISITIONS. The Company has entered into definitive agreements to acquire Golden Gate Carting, Co. Inc. ("Golden Gate") and Coney Island Rubbish Removal, Inc. ("Coney Island"), solid waste collection companies located in Brooklyn, New York, for approximately $4.4 million and $1.2 million, respectively. The acquisitions have been closed into escrow pending the satisfaction of certain conditions, including the approval of the New York City Trade Waste Commission (the "TWC"). The Company currently operates Golden Gate and Coney Island under management agreements that have been approved by the TWC. The management agreements will stay in place, at the Company's option, until the TWC approves the acquisitions. Although the Company believes that the TWC will approve the acquisitions, no assurance can be given to that effect.

  The Company believes that significant opportunities exist to acquire additional solid waste collection, transportation, and disposal businesses in the eastern United States and to develop its existing markets. As part of its acquisition program, the Company reviews acquisition opportunities on an ongoing basis and is currently in various stages of negotiating the acquisition of additional solid waste management businesses. There can be no assurance that any of such acquisition negotiations will result in the actual acquisition of additional solid waste management businesses.

SERVICES

  The Company's services include solid waste collection, transportation, disposal, and certain other waste management services.

  WASTE COLLECTION AND TRANSPORTATION. The Company currently provides solid waste collection services to approximately 30,000 commercial and industrial customers and approximately 144,000 residential customers. The Company contracts with local generators of solid waste and transfers the waste to a Company-owned or third party landfill or incinerator for disposal or to a transfer station for additional handling. After compacting and/or separating at a Company-owned transfer station, the Company directs waste to its own landfill, to a third party landfill, or to an incinerator.

  Solid waste collection is provided under two primary types of arrangements depending on the customer being served. Collection services for commercial and industrial customers are generally performed under one to three year service agreements and fees are determined by such factors as collection frequency, the type of collection equipment furnished, the type, volume, and weight of the solid waste collected, the distance to the disposal facility, and the cost of disposal, although in certain instances the Company may contract for a specific job. Collection services for residential customers generally are performed under contracts with, or franchises granted by, municipalities or regional authorities that grant the Company rights to service all or a portion of the residents in their jurisdictions, except in rural areas where the Company usually contracts directly with the customer. Such contracts or franchises generally range in duration from one to five years. Recently, some municipalities have bid their residential collection contracts based on the volume of waste collected. Residential collection fees are either paid by the municipalities out of tax revenues or service charges or paid directly by residents receiving the service.

  As part of its waste collection services, the Company provides steel containers to most of its commercial and industrial customers to store their solid wastes. These containers range in size from one to eight cubic yards and are designed to be lifted mechanically and emptied into a collection vehicle's compaction hopper. The Company also offers roll-off containers (industrial dumpsters) that range in size from eight to 45 cubic yards. The use of containers enables the Company to service most of its commercial and industrial customers with collection vehicles operated by a single employee.

  The Company's solid waste collection activities also include the ownership of transfer stations in Long Island, New York, Scranton, Pennsylvania, Somerset, Kentucky, and southeastern Illinois, and the operation of an additional transfer station in Long Island, New York. The Company's transfer stations receive solid waste collected primarily from its collection operations, compact the waste and transfer the waste to larger Company-owned vehicles for transport to landfills. This procedure reduces the Company's costs by improving its utilization of collection personnel and equipment and also extends the scope of its solid waste transportation services. During the nine months ended March 31, 1997, approximately 77.6% of the solid waste disposed of at the Company's transfer stations was delivered by the Company and approximately 22.4% was delivered by third parties.

  In response to the increasing public environmental awareness and expanding federal and state regulations pertaining to waste recycling, the Company also has developed recycling as a component of its solid waste collection services. However, the Company does not presently intend to expand its recycling operations, except as necessary to comply with applicable law.

  The Company also provides solid waste transportation services for Company-owned and third party landfills. At July 9, 1997, the Company maintained a fleet of approximately 178 trailers owned or leased by the Company, or operated under arrangements with independent owners/operators, and has satellite trucking terminals at two of its landfills. The Company is expanding its operations to include the transportation of other non-hazardous wastes, including shredded and lead contaminated construction and demolition debris. In many states, the transportation of these wastes requires special permits, which the Company has obtained or is in the process of obtaining.

  Waste collection and transportation services generated revenues of $35.8 million and $42.1 million for the year ended June 30, 1996 and for the nine months ended March 31, 1997, respectively, representing approximately 90.7% and 80.3%, respectively, of the Company's total revenue for such periods.

  WASTE DISPOSAL. The Company owns five non-hazardous solid waste landfills, of which four are currently operational and the other one is expected to be operational in the spring of 1998. The Company has also exercised an option to acquire, subject to regulatory approval, land in Illinois upon which it has received the necessary permits to construct a landfill. Disposal services generated revenues of $3.7 million and $4.3 million for the year ended June 30, 1996 and for the nine months ended March 31, 1997, respectively, representing approximately 9.3% and 8.3%, respectively, of the Company's total revenue for such periods.

  The following table summarizes certain information concerning the Company's landfills:

                               COMPANY LANDFILLS

                                     TOTAL PERMITTED  APPROXIMATE UNUSED   APPROXIMATE LIFE
LOCATION                 TOTAL ACRES DISPOSAL ACRES  PERMITTED CAPACITY(1)   IN YEARS(2)
--------                 ----------- --------------- --------------------- ----------------
Ocala, Florida..........      31            31            1.6 million             15
Bridgeport,
 Illinois(3)............      95            42            5.7 million             20
Somerset, Kentucky(4)...     244            42            5.5 million             20
Chambersburg,
 Pennsylvania...........     278           142           14.3 million             35
Eastover, South
 Carolina...............      73            39            3.1 million             25
Clarksburg, West
 Virginia...............     145            45            4.8 million             24

--------
(1) Approximate cubic yards of airspace at March 31, 1997; total yards of airspace does not represent total yards of actual waste volume because daily, intermediate, and final soil cover consumes some airspace (thus reducing the airspace available for waste disposal).

(2) Approximate figures based on existing volume limitations, anticipated operations, and current permitted capacity at March 31, 1997. Life expectancy will decrease with increases in the rate of waste disposed.

(3) In May 1997 the Company exercised an option to purchase the Illinois landfill. The transfer of ownership of the Illinois landfill is subject to the consent of Lawrence County, Illinois pursuant to the host agreement with the current owner. The landfill is approved to accept municipal solid waste and industrial and non-hazardous special waste and construction is planned for the fall of 1997. The landfill is expected to be operational in the spring of 1998.

(4) The Kentucky landfill received its final state construction permit on October 14, 1996 (reissued February 26, 1997) and construction is planned for the fall of 1997. The landfill is expected to be operational in the spring of 1998.

                               ----------------

  Florida Landfill. Purchased in November 1996, this landfill is located near Ocala, Florida and is currently permitted to accept Florida Class III landfill debris, which includes asbestos, construction and demolition debris, yard trash, waste tires, carpet, cardboard, glass, plastic, and other non-putrescible (i.e., non-food) materials approved by the Florida Department of Environmental Protection that are not expected to produce leachate and which do not pose a threat to public health or the environment.

  Illinois Landfill. In May 1997 the Company exercised an option to purchase this landfill. The transfer of ownership of the Illinois landfill is subject to the consent of Lawrence County, Illinois pursuant to the host agreement with the current owner. This landfill is located in southeastern Illinois and is expected to be operational in the spring of 1998 upon completion of construction and receipt of a state operating permit. The landfill is approved to accept municipal solid waste and industrial and non-hazardous special waste.

  Kentucky Landfill. Purchased in July 1990, this landfill is located in southcentral Kentucky and is currently permitted to accept municipal solid waste from the surrounding 18 county area of Kentucky. The facility also may accept commercial and industrial special waste approved by the State of Kentucky on a case-by-case basis, and asbestos. The landfill is expected to begin operations in the spring of 1998. The site also includes a permitted transfer station.

  Pennsylvania Landfill. Purchased in December 1996, this landfill is located near Chambersburg, Pennsylvania and is currently permitted to accept up to 821 tons of waste per day, with a permitted quarterly average of 657 tons per day, of municipal solid waste and non-hazardous industrial waste, petroleum contaminated soil, and asbestos waste from anywhere in the United States.

  South Carolina Landfill. Purchased in November 1990, this landfill is located near Columbia, South Carolina and is currently permitted to accept up to 122,400 in-place cubic yards per year of asbestos, construction and demolition debris (excluding "white goods," such as household appliances), plastic, fiberglass, trees, limbs, cardboard, paper, and tires from anywhere within the continental United States. This site may also accept limited other industrial and special wastes that meet certain minimum testing requirements as approved by the State of South Carolina on a case-by-case basis.

  West Virginia Landfill. Purchased in August 1989, this landfill is located in northcentral West Virginia and is currently permitted to accept up to 9,999 tons per month of municipal solid waste, construction and demolition debris, non-hazardous industrial waste, shredded tires, non-infectious medical waste, petroleum contaminated soil, and asbestos waste from anywhere within the continental United States and Canada.

  OTHER WASTE MANAGEMENT SERVICES. The Company provides other waste management services, most of which are provided on demand or are project-based, and provide additional waste volumes to the Company's landfills. These other integrated waste services include the transportation and disposal of non-hazardous contaminated soils and similar materials, the removal and transportation of special waste products, including asbestos, and arranging for the transportation of construction and demolition waste and disposal of soil and special waste products. Other waste management services generated revenues of $6.0 million for the nine months ended March 31, 1997, representing approximately 11.4% of the Company's total revenue for such period. Revenues from other waste management services will fluctuate based on the demand for such services.

OPERATIONS MANAGEMENT

  The Company's financial, budgeting, and purchasing functions are centrally managed, and at the conclusion of each acquisition, the Company typically places financial personnel with the acquired entity to centralize authority and financial reporting. The Company's day-to-day management, however, is conducted on a decentralized basis, with the management of each operating location responsible for local operations, profitability, the integration of acquisitions, and growth, subject to the Company's overall business plan and budget. Certain of the Company's corporate functions, including environmental compliance, and purchasing and marketing expertise, are centralized and shared among locations to improve productivity, lower operating costs, and stimulate internal growth. Permits and other governmental approvals for the Company's operations, including those related to zoning, environmental, and land use, are handled by local engineers under the supervision of local and senior officers. While local management operates with a high degree of autonomy, the Company's senior officers monitor local operations and require conformance to its accounting, purchasing, marketing, and internal control policies, particularly with respect to financial matters. The performance of local management is reviewed by the Company's executive officers on a regular basis.

  The Company currently has a total of 18 operating locations in the eastern United States. The acquisition by the Company of a solid waste management business that will serve a new market area will operate as a separate operating location. Solid waste management businesses acquired by the Company that are located within an existing market are consolidated or "tucked-in" with the Company's existing operations in such market.

MARKETING

  Because of the local nature of the solid waste management industry, the Company's marketing program is designed and implemented at the local level, usually by experienced management retained by the Company from its acquired businesses, under direct supervision of senior management. The Company emphasizes providing quality services as well as customer satisfaction and retention and believes that it will attract customers in the future because of its reputation for quality service. The Company markets its services to a broad spectrum of commercial, industrial, and residential customers, and has a diverse customer base, with no single customer accounting for more than five percent of the Company's revenues for the nine months ended March 31, 1997. The Company does not believe that the loss of any single consumer would have a material adverse effect on the Company's business or results of operations.

PROPERTY AND EQUIPMENT

  The principal fixed assets used by the Company are its landfills which are described under "Business--Services--Waste Disposal." The five landfills currently owned by the Company are situated on sites owned by the Company.

  The Company leases approximately 6,000 square feet of office space in Mt. Laurel, New Jersey for its principal executive offices under a lease expiring in June 2001. The Company owns real estate, buildings, and other physical properties that it employs in substantially all of its solid waste collection and transportation operations.

  At July 9, 1997, the Company owned or leased approximately 650 items of equipment including waste collection vehicles and related support vehicles, as well as bulldozers, compactors, earth movers, and related heavy equipment and vehicles used in landfill operations. At July 9, 1997, the Company also had approximately 31,000 steel containers in use, ranging from one to 45 cubic yards. The Company believes that its vehicles, equipment, and operating properties are well maintained and adequate for its current operations. However, the Company expects to make substantial investments in additional equipment and property for expansion, for replacement of assets, and in connection with future acquisitions.

COMPETITION

  The solid waste management industry is highly competitive and the Company believes that industry consolidation will increase competitive pressures even further. The Company competes with several large national waste management companies, including Waste Management, Inc. (formerly WMX Technologies, Inc.), Browning-Ferris Industries, Inc., U.S.A. Waste Services, Inc., United Waste Systems, Inc., and Allied Waste Industries, Inc. A number of these competitors have significantly greater financial, technical, marketing, and other resources than the Company. The Company also competes with numerous well-established smaller, local, or regional firms, some of which have accumulated substantial goodwill. In addition, municipalities that operate their own waste collection and disposal facilities often enjoy the benefits of tax-exempt financing and may control the disposal of waste collected within their jurisdictions. Increased competition from these companies or municipalities could have a material adverse effect on the Company's business and results of operations.

  The Company competes for waste disposal business on the basis of tipping fees, geographical location, and quality of operations. The Company's ability to obtain landfill business may be limited by the fact that some major collection companies also own or operate landfills, to which they send their waste. The Company competes for collection accounts primarily on the basis of price and the quality of its services. Intense competition is encountered for both quality of service and pricing. From time to time, competitors may reduce the price of their services and accept lower profit margins in an effort to expand or maintain market share or to win competitively bid contracts.

  At July 9, 1997, the Company provided residential collection services under 56 municipal contracts with terms ranging between one to five years. As is customary in the waste management industry, such contracts come up for competitive bidding periodically and there is no assurance that the Company will be the successful bidder and will be able to retain such contracts. If the Company is unable to replace any contract lost through the competitive bidding process with a comparable contract within a reasonable time period or to use any surplus equipment in other service areas, the Company's business and results of operations could be adversely affected. However, during the year ended June 30, 1996 and the nine months ended March 31, 1997, no one commercial customer or municipal contract accounted for more than five percent of the total revenue of the Company.

  Increased public environmental awareness and certain mandated state regulations have resulted in increased recycling efforts in many different areas of the country that are currently, and will in the future, reduce the amount of solid waste destined for landfills. However, such increased public environmental awareness and certain mandated state regulations have also increased the waste stream by programs of mandatory collection, disposal, and clean-up programs. In addition, the Company could face competition from companies engaged in waste incineration and other alternatives to landfill disposal. Although the Company believes that landfills will continue to be the primary depository for solid waste well into the future, there can be no assurance that recycling, incineration, and other waste reduction efforts will not affect future landfill disposal volumes. The effect, if any, on such volumes could also vary between different regions of the country as well as within individual market areas in each region.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

  The Company is routinely involved in certain legal and administrative proceedings. All such proceedings arise in the ordinary course of business and the Company believes that although the outcome of such proceedings cannot be predicted with certainty, the cost of settlement or judgments arising from such proceedings will not have a material adverse effect on the Company's business or results of operations. However, a significant judgment against the Company or the imposition of a significant fine or penalty or any shortfall in the Company's insurance coverage could have a material adverse effect upon the Company's business or results of operations. See "Risk Factors--Potential Environmental Liability."

  Companies in the solid waste management business, including the Company, are frequently subject in the normal course of business to judicial and administrative proceedings involving federal, state or local agencies or citizen groups. These governmental agencies may seek to impose fines or penalties on the Company or to revoke or deny renewal of the Company's operating permits or licenses for violations or alleged violations of environmental laws or regulations or require that the Company make expenditures to remediate potential environmental problems relating to waste disposed of or stored by the Company or its predecessors, or resulting from its or its predecessors' transportation and collection operations. Any adverse outcome in these proceedings could have an adverse effect on the Company's business and results of operations and may subject the Company to adverse publicity. The Company may also be subject to actions brought by local governments, individuals or community groups in connection with the permitting or licensing of its operations, any alleged violation of such permits or licenses or other matters. See "--Government Regulation."

EMPLOYEES

  At July 9, 1997, the Company had approximately 780 full-time employees, of which approximately 610 were employed in collection, transfer and disposal operations, 130 in clerical, administrative, and sales positions and 40 in management. Approximately 250 of the Company's employees at four operating locations are covered by collective bargaining agreements. Management has not experienced a work stoppage and considers its employee relations to be good.

GOVERNMENT REGULATION

  INTRODUCTION. The Company is subject to extensive and evolving federal, state, and local environmental laws and regulations. These regulations not only strictly regulate the conduct of the Company's operations but also are related directly to the demand for many of the services offered by the Company.

  These regulations are administered by the United States Environmental Protection Agency ("EPA") and various other federal, state and local environmental, zoning, health, and safety agencies. The Company believes that it is currently in substantial compliance with applicable federal, state, and local laws, permits, orders, and regulations. The Company believes that there will continue to be increased regulation, legislation, and regulatory enforcement actions related to the solid waste management industry. As a result, the Company attempts to anticipate future regulatory requirements and to plan accordingly to remain in compliance with the regulatory framework.

  In order to develop and operate a landfill, a transfer station, and most other solid waste management facilities, the Company typically must go through several governmental review processes and obtain one or more permits and often zoning or other land use approvals. Obtaining these permits and zoning or land use approvals is difficult, time consuming, and expensive, and is often opposed and appealed by various local elected officials and citizens' groups. Once obtained, operating permits generally must be periodically renewed and are subject to modification and revocation by the issuing agency.

  The Company's operating facilities are subject to a variety of operational, monitoring, site maintenance, closure, post-closure, and financial assurance obligations which change from time to time and which could give rise to increased capital expenditures and operating costs. In connection with the Company's expansion of its existing or any newly acquired landfills, it is often necessary to expend considerable time, effort, and money in complying with the governmental review and permitting process necessary to maintain or increase the capacity of these landfills. Governmental authorities have broad authority to enforce compliance with these laws and regulations and to obtain injunctions or impose civil or criminal penalties in the case of violations. Failure to correct the problems to the satisfaction of the government authorities could lead to curtailed operations, fines, and penalties or even closure of a landfill or other facility. See "Risk Factors--Government Regulation" for a discussion of certain of the material risks and liabilities applicable to the Company and investment therein relating to governmental regulation.

  The principal federal, state, and local statutes and regulations applicable to the Company's various operations are as follows:

  THE RESOURCE CONSERVATION AND RECOVERY ACT OF 1976. The Resource Conservation Act of 1976 ("RCRA") regulates the generation, treatment, storage, handling, transportation, and disposal of solid waste and requires states to develop programs to ensure the safe disposal of solid waste. RCRA divides solid waste into two groups, hazardous and non-hazardous. Wastes are generally classified as hazardous if they: (i) either (a) are specifically included on a list of hazardous wastes or (b) exhibit certain hazardous characteristics; and (ii) are not specifically designated as non-hazardous. Wastes classified as hazardous under RCRA are subject to much stricter regulation than wastes classified as non-hazardous. Among the wastes that are specifically designated as non-hazardous waste are household waste and "special" waste, including items such as petroleum contaminated soils, asbestos, foundry sand, shredder fluff, and most non-hazardous industrial waste products.

  In October 1991, the EPA adopted regulations governing solid waste landfills ("Subtitle D Regulations"). The Subtitle D Regulations, which generally became effective in October 1993, include location restrictions, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, groundwater remediation standards, and corrective action requirements. In addition, the Subtitle D Regulations require that new landfill units meet more stringent liner design criteria (typically, composite soil and synthetic liners or two or more synthetic liners) designed to keep leachate out of groundwater and have extensive collection systems to collect leachate for treatment prior to disposal. Groundwater monitoring wells must also be installed at virtually all landfills to monitor groundwater quality and, indirectly, the effectiveness of the leachate collection system operation. The Subtitle D Regulations also require, where threshold test levels are present, that methane gas generated at landfills be controlled in a manner that protects human health and the environment. Each state is required to revise its landfill regulations to meet these requirements or such requirements will be automatically imposed upon it by the EPA. Each state is also required to adopt and implement a permit program or other appropriate system to ensure that landfills within the state comply with Subtitle D Regulation criteria. A majority of the states in which the Company currently operates or into which the Company may enter have adopted regulations or programs as stringent as, or more stringent than, the Subtitle D Regulations that have been approved by the EPA. Since the Company's operating landfills are believed by the Company to be in compliance in all material respects with such laws, the Company believes that all of its present landfill operations meet or exceed the Subtitle D Regulations, where applicable, in all material aspects.

  THE FEDERAL WATER POLLUTION CONTROL ACT OF 1972. The Federal Water Pollution Control Act of 1972, as amended (the "Clean Water Act"), establishes rules regulating the discharge of pollutants from a variety of sources, including solid waste disposal sites and transfer stations, into waters of the United States. If runoff or collected leachate from the Company's landfills or transfer stations is discharged into surface waters, the Clean Water Act would require the Company to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in such discharge. Also, virtually all landfills are required to comply with federal storm water regulations issued in November 1990, which are designed to prevent possibly contaminated landfill storm water runoff from flowing into surface waters. The Company believes that its facilities are in compliance in all material respects with Clean Water Act requirements, particularly as they apply to treatment and discharge of leachate and storm water. The Company has secured or has applied for the required discharge permits under the Clean Water Act or comparable state-delegated programs.

  THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980. The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), establishes a regulatory and remedial program intended to provide for the investigation and cleanup of facilities where there has been, or is threatened, a release of any hazardous substance into the environment. CERCLA's primary mechanism for remedying such problems is to impose strict joint and several liability for cleanup of facilities on current owners and operators of the site, former owners and operators of the site at the time of the disposal of the hazardous substances, as well as the generators of the hazardous substances and the transporters who arranged for disposal or transportation of the hazardous substances. The costs of CERCLA investigation and cleanup can be substantial. Liability under CERCLA does not depend upon the existence or disposal of "hazardous waste" as defined by RCRA, but can be founded upon the existence of even very small amounts of the more than 700 "hazardous substances" listed by the EPA, many of which can be found in household waste. If the Company were to be found to be liable under CERCLA, the enforcing agency could hold the Company completely responsible for all investigative and remedial costs even if other responsible parties may also be liable. CERCLA also authorizes the imposition of a lien in favor of the United States upon all real property subject to, or affected by, a remedial action for all costs for which a party is liable. CERCLA provides a responsible party with the right to bring legal action against other responsible parties for their allocable share of investigative and remedial costs. The Company's ability to get others to reimburse it for their allocable share of such costs would be limited by the Company's ability to find other responsible parties and prove the extent of their responsibility and the financial resources of such other parties.

  The Company handles and stores petroleum, motor oil, and other hazardous substances at its facilities. In the past, there may have been historical releases of these hazardous substances into the soil or ground water. The Company may be required under federal, state, or local environmental law to investigate and remediate this contamination.

  Pennsylvania Landfill. Prior to 1990, the Company's Pennsylvania landfill disposed of municipal solid waste in an unlined disposal area. This unlined area was operated by the former owner and has caused localized ground water contamination. As a condition to a recent permit modification, the Company has agreed to remove all waste from unlined areas to remove the source of contamination and relocate the waste to a Subtitle D approved disposal area at the landfill. For the period of trash relocation, the Company will operate a groundwater removal and treatment system which has received a permit for the associated surface water discharge. Relocation of trash began in April 1997, is coordinated with new pad construction, and is scheduled to be completed in fiscal year 2008. At March 31, 1997, the Company had accrued $4.5 million for such relocation and removal costs. An additional condition of the permit modification requires groundwater monitoring of five private water supply wells off-site. Low levels of volatile organic compounds have been detected in two of these private water supply wells. The Company does not believe that this off-site contamination is related to the Company's on-site groundwater contamination. Nevertheless, the Company has voluntarily supplied one private residence with a carbon treatment unit on its water supply; the other private residence is on bottled water. The Company has not established a specific financial reserve for potential costs relating to this remediation or any additional potential liabilities associated with this contamination. The Company currently believes that ultimate resolution of these matters should not have a material adverse effect on the Company's business or results of operations. However, there can be no assurance that the Company's ultimate financial obligations related to these matters will not have a material adverse effect on the Company's business and results of operations.

  Kentucky Landfill. The permit issued October 14, 1996 (reissued February 26,
1997) for the Company's Kentucky landfill approved corrective action measures to abate a ground water discharge containing vinyl chloride at an off-site spring. The corrective action requires the installation of three vertical gas wells. This corrective action has been completed by the Company and the Company is monitoring the spring on a quarterly basis. On December 30, 1994 the Company received a notice of intent to sue from a neighbor of the Kentucky landfill for an alleged unauthorized discharge of hazardous substances resulting in damage to the neighboring property. No lawsuit has been initiated. The Company believes any lawsuit by this neighboring landowner would lack merit and vigorously would defend such a lawsuit. The Company currently believes that ultimate resolution of these matters should not have a material adverse effect on the Company's business or results of operations. However, there can be no assurance that the Company's ultimate financial obligations related to these matters will not have a material adverse effect on the Company's business and results of operations.

  Superfund Liability. One of the Company's solid waste collection subsidiaries, is a defendant, along with approximately 350 other defendants, in a private cost recovery action under various state statutory and common law theories for allegedly sending waste to a landfill currently undergoing a remedial clean-up. The suit seeks reimbursement of an unspecified amount for soil and groundwater remediation. The case is in the early stages of discovery and neither the total potential remediation costs nor the Company's allocable share of liability has been quantified. Based on information available to the Company, the subsidiary did not contribute a significant proportion of the waste to the site and any waste that was transported by the subsidiary to the site appears to have been construction and demolition waste and municipal solid waste. To date, one of the Company's insurance carriers has agreed to provide defense up to the policy limits of $70,000, which the Company expects will be sufficient to cover its liability, and four other carriers are expected to be placed on notice. Given the limited quantities of waste potentially transported to the landfill, the nature of the waste sent to the site, the availability of insurance coverage, and other potential defenses, the resolution of the action should not have a material adverse effect on the Company's business and results of operations. No assurance can be given, however, that the Company's ultimate financial obligations related to this matter will not have a material adverse effect on the Company's business and results of operations.

  The same subsidiary is also a party to a Superfund litigation, which has been settled by substantially all of the defendants. The Company is being defended in this action by one of its insurance carriers, which did not accept a $13,000 settlement offer. Because the settlement offer was not accepted, the Company could be subject to claims for any deficiency between the amount contributed by all settling parties and the actual costs of remediating the site. While the Company has no reason to believe that any such claims will be asserted and no meaningful basis to estimate the amount of such claims, no assurances can be given that they would not be brought or that the amount claimed would not be substantial. Were any such claim to be asserted, the Company would expect to vigorously assert all available defenses and believes that its liability, if any, would either be covered by insurance or, under applicable law, the responsibility of the carrier because of its failure to accept settlement. However, no assurances can be given that insurance proceeds would cover the entire amount of the claim or that the Company would prevail in any action against the carrier. Accordingly, there can be no assurance that the Company's ultimate financial obligations related to this matter will not have a material adverse affect on the Company's business and results of operations.

  THE CLEAN AIR ACT, AS AMENDED IN 1990. The Clean Air Act, as amended in 1990 ("Clean Air Act") provides for regulation, through state implementation of federal requirements, of the emission of air pollutants from certain landfills based upon the date of the landfill construction and volume per year of emissions of regulated pollutants. The EPA has recently promulgated new standards regulating air emissions of certain regulated pollutants (methane and non-methane organic compounds) from municipal solid waste landfills. Landfills located in areas with air pollution problems may be subject to even more extensive air pollution controls and emissions limitations. The EPA and the states in which the Company operates also have adopted regulations under Title V of the Clean Air Act requiring permits for certain disposal facilities. This may require one or more of the Company's landfills to install passive or active gas collection systems. In addition, the National Emission Standards for Hazardous Air Pollutants ("NESHAPs") regulate the collection, packaging, transportation, and disposal of asbestos-containing material. NESHAPs regulate visible emissions of asbestos fibers to outside air and requires emissions controls and appropriate work practices. Asbestos is listed as a hazardous substance under CERCLA. A few states have classified asbestos as hazardous waste and require appropriate handling and disposal practices.The Company transports and disposes of asbestos containing materials. There can be no assurance that the Company will not face claims resulting from environmental liabilities relating to these and other materials with respect to its solid waste management operations.

  The federal statutes described above contain provisions authorizing, under certain circumstances, the institution of lawsuits by private citizens to enforce the provisions of these statutes.

  THE OCCUPATIONAL SAFETY AND HEALTH ACT OF 1970. The Occupational Safety and Health Act of 1970, as amended ("OSHA"), authorizes the Occupational Safety and Health Administration to promulgate occupational safety and health standards. Various of those promulgated standards, including standards for notices of hazards, safety in excavation and the handling of asbestos, may apply to certain of the Company's operations. OSHA regulations set forth requirements for the training of employees handling, or who may be exposed in the work place to, concentrations of asbestos-containing materials that exceed specified action levels. The OSHA regulations also set standards for employee protection, including medical surveillance, the use of respirators, protective clothing and decontamination units, during asbestos demolition, removal, or encapsulation as well as its storage, transportation, and disposal. In addition, OSHA specifies a maximum permissible exposure level for airborne asbestos in the workplace. The Company has no direct involvement in asbestos removal or abatement projects. However, asbestos-containing waste materials are accepted at certain of the Company's landfills that are authorized to accept such materials, and some of the Company's collection businesses receive asbestos-containing waste materials which have already been packaged and labeled. These packages are loaded onto the Company's vehicles by employees of the asbestos abatement contractors for transportation to and disposal at the Company's authorized landfills. Accordingly, OSHA regulations designed to minimize employees' exposure to airborne asbestos fibers and provide employees with proper training and protection generally apply to the Company's operations in the transportation, handling, and disposal of the asbestos waste. The Company's employees are trained to respond appropriately in the event there is an accidental spill or release of the packaged asbestos-containing materials during transportation or landfill disposal.

  FLOW CONTROL/INTERSTATE WASTE RESTRICTIONS. Certain permits and approvals may limit the types of waste that may be accepted at a landfill or the quantity of waste that may be accepted at a landfill during a given time period. In addition, certain permits and approvals, as well as certain state and local regulations, may seek to limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict the importation of out-of-state waste or otherwise discriminate against out-of-state waste. Generally, such legislative or regulatory restrictions on the importation of out-of-state waste have not to date withstood judicial challenge. However, from time to time, federal legislation is proposed which would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. Although no such federal legislation has to date been enacted, if such federal legislation should be enacted in the future, states in which the Company operates landfills could act to limit or prohibit the importation of out-of-state waste. Such state actions could adversely affect the Company's landfills within those states that receive a significant portion of waste originating from other states. These restrictions may also result in higher disposal costs for the Company's collection operations. If the Company were unable to pass such higher costs through to its customers, the Company's business and results of operations could be adversely affected.

  In addition, certain states and localities may for economic and other reasons restrict the exportation of waste from their jurisdiction or require that a specified amount of waste be disposed at facilities within their jurisdiction. In 1994, the United States Supreme Court held unconstitutional, and therefore invalid, a local ordinance that sought to impose flow controls on taking waste out of the locality. However, certain state and local jurisdictions continue to seek to enforce such restrictions through legislation or contractually and, in certain cases, the Company may elect not to challenge such restrictions based upon various considerations. In addition, the aforementioned federal legislation that has from time to time been proposed could, if enacted, allow states and localities to impose certain flow control restrictions. These restrictions could result in the volume of waste going to landfills being reduced in certain areas, which may adversely affect the Company's ability to operate its landfills at their full capacity and/or reduce the prices that can be charged for landfill disposal services. These restrictions may also result in higher disposal costs for the Company's collection operations. If the Company were unable to pass such higher costs through to its customers, the Company's business and results of operations could be adversely affected.

  The Company's Kentucky landfill is subject to a host county agreement which limits the origin and type of waste the landfill may accept for disposal. The landfill is restricted to accept only municipal, commercial and residential waste from 10 counties at any one time chosen from an 18 county area within Kentucky, and areas of Tennessee within 75 miles of the landfill. The landfill is also permitted to accept non-hazardous industrial and commercial special waste from specific generators on a case-by-case basis from Kentucky and from states contiguous to Kentucky. Once the landfill commences operations, it may accept asbestos from anywhere in the United States for an initial three-year period; from Kentucky and states contiguous to Kentucky during years four and five; and, from Kentucky in year six and the period thereafter. Such host county or host municipal restrictions could have a material adverse effect on the Company's landfills that receive a significant portion of their waste originating from other states, and in the Company's collection operations which transport waste interstate. See "Business--Government Regulations--Flow Control/Interstate Waste Restrictions."

  NEW YORK CITY TRADE WASTE COMMISSION. In 1996, the New York City Council enacted Local Law 42 ("Local Law 42") in order to control the corrupting influence of organized crime on the waste hauling industry. Local Law 42 created the Trade Waste Commission ("TWC") and established rules for licensing and regulating the operations of the commercial and industrial waste industry in New York City. The law prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the TWC and requires TWC approval of all acquisitions or other business combinations proposed by all licensees. Each acquisition, sale, or merger transaction generally must be submitted for review by the TWC 30 days before the transaction takes effect, although the amount of time required for review depends on the complexity of the transaction and the need to investigate the background of the principals involved. In considering applications for licenses, which are now only temporary licenses, the TWC closely examines the backgrounds of the applicant and the applicant's principals for any history of criminal and other unlawful activity or involvement with members of organized crime. The license issued to the Company by the TWC for the Company's New York City collection operations is only a temporary license that is subject to revocation by the TWC and there is no assurance that the Company will be issued a permanent license. The TWC also sets maximum rates for the industry and establishes operational requirements. In May 1997 the TWC lowered the maximum collection rates that may be charged by licensed companies. The Company's New York City collection operations are subject to Local Law 42, which could preclude or materially impact the Company's operations in this region, the time and cost of completing future acquisitions in this region, and the rates which may be charged for collection services.

  PUBLIC UTILITY REGULATION. The rates that the Company may charge at its West Virginia landfill for the disposal of municipal solid waste are regulated by the West Virginia Public Service Commission ("PSC"). Effective June 30, 1994, the Company received authorization from the PSC based on a revised tariff to increase its municipal waste disposal rate from $22.50 per ton to $28.25 per ton (net of taxes) upon receipt of waste on its composite lined disposal area. Pursuant to this same tariff, the rate for municipal solid waste disposal will gradually increase to $38.93 per ton. The adoption of rate regulation in other states in which the Company owns landfills could have an adverse effect on the Company's business and results of operations.

  STATE AND LOCAL REGULATIONS. Each state in which the Company currently operates, or may operate in the future, has laws and regulations governing the generation, storage, treatment, handling, transportation, and disposal of solid waste, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and other solid waste management facilities. In addition, many states have programs that require investigation and clean up of sites containing hazardous materials in a manner comparable to or more stringent than CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites, and some provide for the imposition of liens on property owned by responsible parties. Furthermore, many municipalities also have ordinances, local laws, and regulations affecting the Company's operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities.

  The permits or other land use approvals with respect to a landfill, as well as state or local laws and regulations, may (i) limit a landfill to accepting waste that originates from a specified geographic area, (ii) specify the quantity of waste that may be accepted at the landfill during a given time period, and (iii) specify the types of waste that may be accepted at the landfill. Once an operating permit for a landfill is obtained, it is generally necessary to renew the permit periodically. These restrictions could result in the volume or types of waste going to landfills being reduced in certain areas, which may materially adversely affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for solid waste disposal services. These restrictions may also result in higher operating costs for the Company. If the Company is unable to pass such increased costs to its customers, the Company's business and results of operations could be materially adversely affected.

  In 1996, the South Carolina Department of Health and Environmental Control proposed new regulations governing industrial waste landfills, which includes the Company's South Carolina landfill. If passed in proposed form, these regulations would impose additional operating, reporting, and record-keeping requirements on the Company's South Carolina landfill as well as new closure, post-closure, and design requirements. To operate after the effective date of the proposed regulations, the Company may need to upgrade the landfill's design. The type of upgrades required would depend on the type of industrial wastes the Company would choose to accept for disposal. If the Company would continue to accept the limited classes of waste it currently accepts at its South Carolina landfill (referred to in the proposed regulations as "Class 1" wastes), the Company would only need to design and install a ground water monitoring program. If the Company were to accept a broader class of industrial wastes (referred to as "Class 2" or "Class 3" wastes), it would need to install a clay liner ("Class 2") or a clay and synthetic liner ("Class 3") including a leachate collection system. If the regulations are finalized in substantially the form proposed, the Company will determine the projected costs and benefit of being able to accept Class 1, Class 2, or Class 3 wastes, and choose the appropriate design for the facility, which may include separate disposal areas for separate classes of wastes. These regulations are only in draft form, and final regulations expected to become effective in 1997 may have additional or substantially different requirements that could have a material adverse effect on the Company's business and results of operations.

  The Company's Pennsylvania landfill operation, acquired by the Company in December 1996, has been in existence since 1972. From 1972 to 1988, the 110-acre area of the landfill which received waste or was authorized by state permits to receive waste had either received all necessary local zoning approvals or was not required by local ordinance to receive a zoning permit or other approval to operate. In 1988, the Company received a state expansion permit for a 32-acre lined expansion area increasing the size of the permitted disposal area to 142 acres as well as a conditional use zoning approval from the local township. In 1990, the township, however, adopted a new zoning ordinance which limited the height of municipal waste landfills to 35 feet above the original land contour. The landfill, as permitted in 1988 and as currently designed and permitted, exceeds 35 feet in certain areas. The Company has maintained that the current permitted area is an existing nonconforming use and is not subject to the 35 foot height limitation imposed by the 1990 ordinance. However, if the township seeks to impose this limitation, and is successful, the existing permitted capacity of the Company's Pennsylvania landfill would be materially affected.

  Alternatives to landfill disposal, such as recycling, incineration, and composting, are increasingly being used. There also has been an increasing trend at the state and local levels to mandate recycling and waste reduction at the source and to prohibit the disposal of certain types of wastes at landfills. Many states (including states in which the Company operates) have enacted laws that require counties to adopt comprehensive plans to reduce the volume of solid waste deposited in landfills through waste planning, composting, recycling, or other programs. Some states (including Florida, Illinois, Kentucky, Pennsylvania, South Carolina, and West Virginia) have adopted legislation that prohibits the disposal of yard waste, tires, and other items in landfills. These developments could result in a reduction in the volume of waste destined for landfills in certain areas, which may affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. Such effects could have a material adverse effect on the Company's business and results of operations.

PERMITS AND LICENSES

  The Company is required to obtain and maintain in effect various federal, state, and local permits and licenses in connection with its solid waste collection and transportation operations. The Company is also required to obtain and maintain in effect various facility permits and other governmental approvals, including those related to zoning, environmental and land use, in order to develop and operate a landfill, transfer station, or a waste hauling operation, and is required to obtain additional permits and approvals to expand its existing landfill operations. These permits and approvals are difficult, time consuming and costly to obtain, may be subject to community opposition, opposition by various local elected officials or citizens, regulatory delays and other uncertainties, and may be dependent upon the Company's facilities being included in state or local solid waste management plans and the Company's entering into satisfactory host agreements with local communities. In addition, operating permits may be subject to modification, renewal, or revocation by the issuing agencies after issuance, which may increase the Company's obligations and reopen opportunities for opposition relating to the permits. Moreover, from time to time, regulatory agencies may impose moratoria on, or otherwise delay, the review or granting of these permits or approvals or such agencies may modify the procedures or increase the stringency of the standards applicable to the review or granting of such permits or approvals.

  There can be no assurance that the Company will be successful in obtaining and maintaining in effect the permits and approvals required for the successful operation and growth of its business, including permits and approvals required for the development of additional disposal capacity needed to replace existing capacity that becomes exhausted. The failure of the Company to obtain or maintain in effect a permit or agreement significant to its business would have a material adverse effect on the Company's business and results of operations.

  Kentucky Landfill. The Company ceased operations at its Kentucky landfill on June 30, 1995 because the existing permitted disposal area did not meet current state law design requirements. From June 30, 1995 to June 30, 1996, the Company operated a transfer station at the landfill site and disposed of waste at an alternate location. The Company simultaneously pursued a final state permit for an expansion area designed to meet the new state standards. The suspension of landfill operations and the diversion of waste to an alternate location had an adverse effect on the Company's operating results and the Company discontinued its transfer station operation on July 1, 1996. The Company received a final permit to construct its expansion area on October 14, 1996. The planned development of the expansion area is currently expected to begin in the fall of 1997. The initial capital costs required to meet the new state requirements are anticipated to be approximately $3.3 million. The final permit issued for the Kentucky landfill expansion area incorporated the requirements contained in an October 8, 1996 Agreed Order which settled an administrative appeal filed by the Somerset Pulaski County Concerned Citizens Group. Prior to actual construction of the expansion area, the Company is required to complete an additional hydrogeologic investigation to confirm the adequacy of the groundwater monitoring program approved in the final permit. Any negative results of this investigation could have a material adverse effect on the permitted disposal capacity at the Kentucky landfill expansion area and cause a delay in reopening the landfill.

  The final permit issued for the Kentucky landfill expansion area also requires closure of the original disposal area, which ceased operations on June 30, 1995, by August 15, 1997. The Company will commence but does not expect to complete closure of this area by that date. Failure to complete closure activities by such date would result in a violation of the final permit and could result in the assessment of penalties and/or a forfeiture of the existing $1.3 million payment bond posted by the Company to assure a proper closure of this area.

  Illinois Landfill. The Company has received all required permits to construct the new Illinois landfill, but intends to delay such construction until a closure permit for an adjacent unlined landfill is issued. The Company currently anticipates commencement of construction of the new landfill in the fall of 1997 and commencement of operations in the spring of 1998 upon issuance of an operating permit. The Company estimates that the cost of construction of the initial landfill area will be $1.7 million.

  Although the Company is not the owner or operator of the adjacent unlined landfill and therefore disclaims financial responsibility for its closure and any other potential liability associated therewith, the Company has contracted with the owner to facilitate and partially fund closure. As part of the Company's Landfill Management Agreement to operate the Illinois landfill, the Company agreed to contribute up to a maximum of $365,000 towards closure of the adjacent unlined landfill. In addition, the Company has entered into an agreement with a surety providing financial assurance for the closure and post-closure care requirements for the adjacent unlined landfill pursuant to which the Company agreed to indemnify the surety in the amount of $646,000 in the event the owner of the adjacent landfill defaults on its closure and/or post-closure care obligations. The Company believes that the ultimate resolution of this matter should not have a material adverse effect on its business and results of operations. However, there can be no assurance that the Company's ultimate financial obligations related to these matters, including a significant delay in commencement of operations of the new landfill area, will not have a material adverse effect on the Company's business and results of operations.

  West Virginia Landfill. The Company has been advised by the State regulatory agency that the Company's West Virginia landfill is in violation of regulatory requirements and its permit relating to stabilization of a slope area and closure of a portion of the landfill. The State regulatory agency has not issued a formal notice of violation. The Company submitted a schedule for a phased closure on July 1, 1997, and advised the State regulatory agency that it will commence closure activities by August 15, 1997 and submit a slope stabilization plan by October 1, 1997. The costs associated with these activities are estimated to be $348,000. Although the State could assess penalties and/or cause a forfeiture of the Company's closure bond, the Company believes that such activities are unlikely. The Company believes that the ultimate resolution of this matter will not have a material adverse effect on the Company's business or results of operations. However, there can be no assurance that the Company's ultimate financial obligations related to this matter will not have a material adverse effect on the Company's business and results of operations.

CLOSURE AND POST-CLOSURE OBLIGATIONS

  The Company will also incur costs in connection with state regulatory requirements governing closure and post-closure monitoring and maintenance of the inactive areas, the current operating areas and future expansion areas at its landfill sites. The costs of closing current permitted operating areas of the Company's landfills if all acreage is used is estimated to be approximately $128,000 in Florida, approximately $8.0 million in Pennsylvania, and approximately $465,000 in South Carolina (pursuant to the draft South Carolina regulations expected to become effective in fiscal 1997). Closure costs for the completed areas at the West Virginia landfill are estimated to be approximately $700,000. Closure costs for the remaining areas are estimated to be approximately $3.0 million. Closure costs for the original permit area at the Kentucky landfill which ceased operations on June 30, 1995 are estimated to be approximately $1.3 million. Closure costs for the Kentucky landfill expansion area which received a final permit on October 14, 1996 (reissued February 26, 1997) are estimated to be approximately $3.0 million. Post-closure care and monitoring obligations at the Kentucky, Pennsylvania and West Virginia landfills will add additional expenditures of $90,000 to $125,000 per year per landfill over the 30-year period following closure. Closure and post-closure care costs for the Illinois landfill are expected to be similar to those for the Kentucky and West Virginia landfills. The Company expects post-closure care to cost $13,000 to $16,000 per year per landfill for the 30 years following closure at the South Carolina landfill and the Florida landfill. The Company has also agreed to indemnify a surety providing financial assurance for closure and post-closure care requirements for the unlined landfill adjacent to the new Illinois landfill in the event the owner defaults on its closure and post-closure obligations. These amounts are only estimates based on current and proposed regulatory requirements. There can be no assurance that additional closure and post-closure requirements will not be mandated. Although substantial changes in applicable regulatory requirements are not currently expected, any such changes could result in an increase in the cost of regulatory compliance and thereby could have a material adverse effect on the Company's business and results of operations.

INSURANCE AND BONDING

  The Company carries insurance covering its assets and operations, including pollution liability coverage. Specifically, each of the Company's landfills has pollution liability coverage of $5.0 million per occurrence or $5.0 million in the aggregate subject to a $500,000 deductible per occurrence. Nevertheless, there can be no assurance that the Company's insurance will provide sufficient coverage in the event an environmental claim was made against the Company or that the Company will be able to maintain in place such insurance at reasonable costs. An uninsured or underinsured claim against the Company of sufficient magnitude could have a material adverse effect on the Company's business and results of operations. The Company also is subject to the risk of claims by employees and others made after the expiration of the policy coverage period, including asbestos-related illnesses (such as asbestosis, lung cancer, mesothelioma, and other cancers), which may not become apparent until many years after exposure. From May 15, 1985 through April 28, 1988, the Company carried claims-made general liability coverage. Any claims presented on the basis of exposure during that period may not be covered by insurance and any liability resulting therefrom could, consequently, have an adverse effect on the Company's business and results of operations.

  The Company is required to post a form of financial assurance at its landfills to ensure proper closure and post-closure monitoring and maintenance. Additionally, some of the Company's collection and transportation contracts require performance and payout bonds to guarantee project completion and certain states may require collateral bonds to secure compliance with hazardous waste transportation requirements. The Company's ability to meet these bonding requirements is contingent upon the Company's performance record and creditworthiness. Any inability by the Company to maintain bonding capacity or a sizable increase in rates would have a material adverse impact on the Company's business and results of operations.

  The Company maintains a bonding facility pursuant to certain statutory requirements regarding financial assurance for the closure and post-closure monitoring cost requirements for its Kentucky, Pennsylvania and West Virginia disposal facilities. West Virginia currently requires that the Company post financial assurance of $168,000 for closure and post-closure care of up to 30 years for the closed disposal area and $214,000 for the newly permitted expansion area. The West Virginia financial assurance is secured at March 31, 1997 by certificates of deposit totalling $202,000 including accumulated earnings on the deposits for the closed disposal area and a $214,000 closure bond for the expansion area. The Company anticipates that the West Virginia bonding requirements will substantially increase in 1997 when the West Virginia solid waste program is approved by the EPA under Subtitle D Regulations. Financial assurance requirements for the newly permitted area may increase to approximately $3.1 million for closure and $3.7 million for post-closure care. The funds for this additional financial assurance are currently being escrowed through a $1.37 per ton surcharge on municipal solid waste disposal imposed through the Company's tariff approved by the West Virginia Public Service Commission.

  Pennsylvania requires a total closure and post-closure amount of approximately $5.3 million for financial assurance of its currently permitted area. The financial assurance is provided through a payment bond of $3.6 million and a phased 10-year cash collateral deposit of $189,070 per year. The bond is collateralized by a $500,000 irrevocable letter of credit and other covenants with the bonding company.

  Kentucky has required approximately $1.3 million of financial assurance for the closure of the original permitted area which ceased operations on June 30, 1995 and approximately $315,000 for the 30-year post-closure period. The financial assurance for this area is secured by payment bonds totalling approximately $1.6 million. The closure bond of approximately $1.3 million is collateralized by a $626,000 irrevocable letter of credit and the post-closure bond of $315,000 is collateralized by a $126,000 United States Government security deposit in a trust fund.

  Florida has required $127,884 of financial assurance for the closure of the landfill's currently permitted areas and $480,000 for the 30-year post-closure period. The mechanism of financial assurance is provided by a phased collateral escrow account which is funded over the life of the landfill. The current amount funded through December 1996 is approximately $79,800.

  Illinois requires a demonstration of financial assurance prior to the initiation of landfilling operations. No amounts are currently funded but closure costs are estimated at approximately $1.9 million and post-closure costs are estimated at approximately $1.9 million. The actual amounts required as the financial assurance may be less depending on landfill sequencing and the areas that remain to be properly closed.

  If the Company was unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, it would be unable to remain in compliance with Subtitle D Regulations or comparable state requirements, and, among other things, may be precluded from entering into additional municipal solid waste collection contracts or obtaining or retaining landfill operating permits. See "Risk Factors--Potential Inadequacy of Accruals for Closure and Post-Closure Costs."

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The Company's Board of Directors currently consists of three members. The Company intends to increase the size of its Board of Directors by four members, to a total of seven. Of the four new members one will be a non-employee. The following table sets forth information regarding the current directors and certain executive officers of the Company.

   NAME                                AGE                POSITION
   ----                                ---                --------
   Louis D. Paolino, Jr...............  40 Chairman of the Board, President, and
                                            Chief Executive Officer
   Terry W. Patrick...................  51 Executive Vice President and Chief
                                            Operating Officer
   Gregory M. Krzemien................  38 Chief Financial Officer and Treasurer
   Robert M. Kramer...................  44 General Counsel, Executive Vice
                                            President and Secretary
   John W. Poling.....................  51 Vice President--Finance
   Dennis M. Grimm....................  47 Vice President--Operations
   George O. Moorehead................  44 Director
   Kenneth Chuan-kai Leung............  53 Director

  LOUIS D. PAOLINO, JR. has served as Chairman of the Board, President, and Chief Executive Officer of the Company since June 1996. Mr. Paolino has over 14 years of experience in the solid waste management industry. From 1989 to June 1996, Mr. Paolino was President of Soil Remediation of Philadelphia, Inc., a company engaged in the business of treating contaminated soil and which was sold to U.S.A. Waste Services Inc., a waste management corporation, in September 1993. From September 1993 to June 1996, Mr. Paolino served as Vice President of U.S.A. Waste Services, Inc. Mr. Paolino currently serves as President of Blue Pointe, Inc., the lessor of the Company's executive offices in Mt. Laurel, New Jersey. He also served on the Board of Directors of Metal Management, Inc., formerly known as General Parametrics Corp., a publicly traded company, from November 1995 to January 1996. Mr. Paolino received a B.S. degree in Civil Engineering from Drexel University.

  TERRY W. PATRICK has served as Executive Vice President and Chief Operating Officer of the Company since June 1996. Mr. Patrick has over 25 years of experience in the waste management industry. From September 1995 to June 1996, Mr. Patrick was involved with personal investments and ownership of a chemical manufacturing and distributing company. From April 1990 to August 1994, he served as President and Chief Operating Officer of U.S.A. Waste Services, Inc., and as Vice President of Operations at Mid-America Waste Systems, Inc. from November 1988 to April 1990. Prior to joining Mid-America Waste Systems, Inc., Mr. Patrick served in various district and regional management positions with Waste Management, Inc. and Browning-Ferris Industries, Inc. Mr. Patrick received a B.S. degree in Business Management from Evangel College.

  GREGORY M. KRZEMIEN has served as Chief Financial Officer and Treasurer of the Company since August 1992. From October 1988 to August 1992, Mr. Krzemien was a senior audit manager with Ernst & Young LLP, and held other positions with that firm since 1981. Mr. Krzemien received a B.S. degree in Accounting from Pennsylvania State University and is a certified public accountant.

  ROBERT M. KRAMER has served as General Counsel, Executive Vice President and Secretary of the Company since June 1996. Mr. Kramer is an attorney and has practiced law since 1979 with various firms, including Blank Rome Comisky & McCauley, Philadelphia, Pennsylvania and Arent Fox Kitner Plotkin & Kahn, Washington, D.C. Mr. Kramer has represented public and private companies in the waste management industry for over 14 years. Since 1989, Mr. Kramer has been the sole partner of Robert
M. Kramer & Associates P.C., a law firm consisting of three lawyers. Although Mr. Kramer will continue his private practice of law at Robert M. Kramer & Associates, P.C., he has and will devote a substantial amount of time performing his duties for the Company. Mr. Kramer since December 1989 has served on the Board of Directors of American Capital Corporation, a registered securities broker dealer. Mr. Kramer received a J.D. degree from Temple University Law School.

  JOHN W. POLING has served as a Vice President of Finance of the Company since November 1996. Mr. Poling has held senior financial positions in publicly-held environmental services companies since 1979, and served as Vice President and Treasurer of Smith Technology Inc. from 1994 to 1996, Vice President, Finance and Chief Financial Officer of Envirogen, Inc. from 1993 to 1994, President of Tier Inc. from December 1992 to September 1993, and Vice President--Finance and Chief Financial Officer of Roy F. Weston, Inc. from 1989 to 1992. Mr. Poling received a B.S. degree in Accounting from Rutgers University.

  DENNIS M. GRIMM has been employed with the Company since March 1997 and currently serves as Vice President of Operations. Mr. Grimm has more than 25 years of experience in the solid waste industry. From January to March 1997, Mr. Grimm was President and Chief Executive Officer of Apex Waste Services, Inc., which was acquired by the Company in March 1997. From 1984 to 1994, he served as Group Vice President and Regional Manager for WMX Technologies, Inc. (Northeast Region).

  GEORGE O. MOOREHEAD has served as a Director of the Company since June 1996. Mr. Moorehead has over 25 years of experience in the solid waste management industry. Since 1993, Mr. Moorehead has been a director and principal stockholder of EMCO Recycling Corp., a company engaged in the business of metal recycling in Arizona and a subsidiary of Metal Management Inc., and has served as President and Chief Executive Officer of EMCO Recycling Corp. since February 1995. From 1990 to 1993, Mr. Moorehead was President and Chief Executive Officer and a director of Custom Disposal, Inc., a solid waste disposal company serving the Phoenix, Arizona area. Mr. Moorehead is a director of Metal Management Inc.

  KENNETH CHUAN-KAI LEUNG has served as a Director of the Company since June 1996. Mr. Leung has been a Managing Director of investment banking at Sanders Morris Mundy since March 1995 and Chief Investment Officer of Environmental Opportunities Fund, L.P. and Environmental Opportunities Fund (Cayman), L.P. since January 1996. From 1988 to 1994, Mr. Leung was a Managing Director of Smith Barney Inc. Mr. Leung has over 28 years of experience with the environmental services industry as a securities analyst and investment banker.

EMPLOYMENT AGREEMENTS

  In May 1997, Mr. Paolino entered into an amended and restated employment agreement with the Company that provides for an initial annual base salary of $150,000, which has subsequently been increased by the Board to $350,000, and certain fringe benefits, including life and health insurance and an automobile allowance. Upon a change in control of the Company, Mr. Paolino is entitled to receive a bonus in cash or Common Stock equal to $1.00 less than three times the sum of (i) his annual salary, (ii) any bonus he was paid during the twelve months prior to the change of control, and (iii) the value of any options granted to him within the twelve months prior to the change in control. Mr. Paolino's agreement terminates in June 2002, subject to earlier termination by either party. If Mr. Paolino's employment is terminated for any reason, he will be entitled to receive his annual salary in effect at the date of termination through the term of his employment agreement. During the term of employment, Mr. Paolino may not directly or indirectly engage in the waste disposal industry within up to 75 miles of any Company business operation.

  In October 1996 and May 1997, Messrs. Patrick and Kramer, respectively, entered into amended and restated employment agreements with the Company that provide for initial annual base salaries of $150,000 and $125,000, respectively, and certain fringe benefits, including life and health insurance and automobile allowances. Mr. Patrick is further entitled to an annual bonus of $100,000, payable in cash or Common Stock.

Upon a change in control of the Company, Mr. Kramer is entitled to receive a bonus in cash or Common Stock equal to $1.00 less than three times the sum of
(i) his annual salary and (ii) any bonus he was paid during the twelve months, prior to the change of control. Upon a change in control of the Company, Mr. Patrick is entitled to receive in cash or Common Stock an amount equal to two times his annual salary plus the greater of (i) $200,000 or (ii) two times the bonus he was paid by the Company during the twelve months prior to the change in control. Mr. Patrick's and Mr. Kramer's agreements terminate in June 2000, subject to earlier termination by either party. If Mr. Kramer's employment is terminated for any reason, including unsatisfactory performance of his duties, he will be entitled to receive a severance payment of an amount equal to two times his then annual salary. In addition, all of his outstanding options shall immediately vest. During the term of employment and for a period of up to two years thereafter, Mr. Patrick may not directly or indirectly engage in the waste disposal industry within up to 75 miles of any Company business operation.

  In June and November 1996, Messrs. Krzemien and Poling entered into employment agreements with the Company that provide for initial annual base salaries of $90,000 and certain fringe benefits, including life and health insurance and automobile allowances. Mr. Krzemien's agreement is for a term of 18 months, and Mr. Poling's agreement is for a term of three years, in each case subject to earlier termination by either party. Upon termination of employment, Mr. Krzemien is entitled to receive up to the greater of six months of his annual salary or the balance of his annual salary for the remainder of the term of the agreement, depending on the circumstances, and Mr. Poling is entitled to up to three months salary. Upon a change in control, Messrs. Krzemien and Poling are further entitled to receive one year's annual salary.

  In May 1997, Mr. Grimm entered into an amended and restated employment agreement with the Company that provides for an initial base salary of $150,000 and certain fringe benefits, including life and health insurance and an automobile allowance. Mr. Grimm's agreement is for a term of 4 years, subject to earlier termination by either party. Mr. Grimm is further entitled to an annual bonus of $50,000, payable in cash or Common Stock. Upon a change in control of the Company, all of Mr. Grimm's outstanding options shall immediately vest and if his employment with the Company is terminated thereafter, Mr. Grimm shall be entitled to two times his annual salary. During the term of employment and for a period of up to one year thereafter, Mr. Grimm may not directly or indirectly engage in the waste disposal industry within up to 50 miles of any Company business operation.

  At July 9, 1997, the Company's executive officers held options and warrants to purchase an aggregate of 1,942,265 shares of Common Stock (which generally vest over a period of four years or less) at exercise prices ranging between $5.75 and $14.50 per share, of which 493,671 shares were purchasable under options and warrants that are currently exercisable or exercisable within 60 days after the date of this Prospectus. In addition, one executive held options to purchase 166,885 shares of Common Stock at exercise prices ranging between $.01 and $1.50 per share, all of which are currently exercisable.

                             CERTAIN TRANSACTIONS

  In June 1996, the Company elected a new Board of Directors as a result of the acquisition of 500,000 shares of Common Stock from William C. Skuba by Louis D. Paolino, Jr., George O. Moorehead, Environmental Opportunities Fund, L.P., and Environmental Opportunities Fund, (Cayman), L.P. Mr. Skuba resigned as the Company's Chairman of the Board, Chief Executive Officer, and President on June 20, 1996. In connection with Mr. Skuba's resignation, the Company entered into a Severance Agreement with Mr. Skuba (the "Severance Agreement") pursuant to which virtually all prior agreements between Mr. Skuba and the Company were terminated, including the Company's obligation to make certain cash payments to Mr. Skuba upon his resignation from the Company and, in consideration therefor, the Company, among other things, (i) conveyed to Mr. Skuba or a company controlled by Mr. Skuba (a) all of the outstanding capital stock of a corporation that owns certain real property located in Drums, Pennsylvania (the "Drums Real Property"), (b) certain real and personal property located in Jasper County, South Carolina, and (c) certain vehicles owned by the Company, (ii) transferred to Mr. Skuba certain potential business opportunities that the Company decided that it had no interest in pursuing,
(iii) agreed to provide Mr. Skuba with certain health insurance benefits at the Company's cost until June 1997, and (iv) agreed to indemnify Mr. Skuba to the extent provided by the Company's Certificate of Incorporation and to maintain director and officer liability insurance for him until June 2002.

  Pursuant to the Severance Agreement, the Company also entered into two leases with a company controlled by Mr. Skuba pursuant to which the Company agreed to lease back a portion of the Drums Real Property. The Company paid $1,686 a month in rent under one of the leases, which terminated in July 1996. The Company currently pays $4,969 annually in rent under the other lease, which remains in effect.

  In June 1996, the Company and Mr. Skuba entered into a consulting agreement (the "Consulting Agreement"), whereby Mr. Skuba has agreed to serve as a general advisor and consultant to the Company on matters relating to the Company's acquisition program. In consideration for performing such services, the Company has agreed to reimburse Mr. Skuba for his secretarial support and reasonable expenses incurred in connection with such consulting services, as well as a car allowance. When Mr. Skuba is instrumental in locating an acquisition which the Company closes, the Company pays Mr. Skuba a commission mutually agreed upon by the Company and Mr. Skuba. The initial term of the Consulting Agreement was for a period of six months, which has been extended to December 31, 1997.

  In July 1996, the Company entered into a five-year office lease with Bluepointe, Inc., (formerly known as Girard Point Transfer, Inc.) a corporation controlled by Louis D. Paolino, Jr., the Chairman of the Board, President, and Chief Executive Officer of the Company, for the Company's executive offices in Mt. Laurel, New Jersey. The lease provides for monthly rental payments of $6,250 plus increases resulting from increases in the Consumer Price Index. The lease is terminable at any time by the Company by payment of a termination fee equal to one year's rent.

  In August 1996, the Company acquired all of the assets of Eastern Waste of Philadelphia, Inc. in consideration of 391,250 shares of Common Stock valued at $4.00 per share, or $1.6 million in the aggregate. The stockholders of Eastern Waste of Philadelphia, Inc. are Matthew Paolino and Donald Moorehead, brothers of Louis D. Paolino, Jr. and George O. Moorehead, respectively. Substantially all of the assets the Company acquired from Eastern Waste of Philadelphia, Inc. were acquired by Eastern Waste of Philadelphia, Inc. in May 1996 in separate transactions with Tri-County Disposal & Recycling, Inc. and National Ecosystems Inc. for an aggregate of $1.6 million in cash and Common Stock.

  In October 1996, the Company hired Premier Concrete, Inc., a corporation owned by Matthew Paolino ("Premier"), to excavate a new cell for the Company's landfill in West Virginia. The total amount paid to Premier for the job was approximately $698,000. Premier was the lowest bidder that satisfied all bid requirements for such job.

  In December 1995 and May 1996, Glen Miller and Willard Miller, executive officers of the Company, executed promissory notes in favor of Super Kwik, Inc. in the principal amounts of $83,741 and $350,902, respectively. The notes bear interest at the rate of six percent per annum and become due and payable on December 30, 2005 and May 1, 2006, respectively. The total principal amount outstanding under the notes at June 30, 1997 was $432,902. The Company acquired Super Kwik, Inc. in September 1996.

  In connection with the Company's acquisition of Super Kwik in September 1996, the Company executed a $750,000 mortgage note in favor of Spruce Avenue Associates, a general partnership whose partners are Glen Miller and Willard Miller. The note bears interest at the rate of ten percent per annum, payable semi-annually, and the principal amount becomes due and payable on September 27, 1999. The note is secured by a mortgage on certain real property of the Company located in Voorhees, New Jersey. The principal amount outstanding under the mortgage note at June 30, 1997 was $750,000.

  Robert J. Powell, a former director of the Company, is the sole shareholder of The Law Offices of Robert J. Powell, Hazelton, Pennsylvania, which provided legal services to the Company from fiscal 1994 through July 1996. The Company paid such firm approximately $78,000 in fiscal 1996 for such legal services.

  Robert M. Kramer, the Company's General Counsel, Executive Vice President and Secretary, is engaged in the practice of law through Robert M. Kramer & Associates, P.C., a professional corporation owned by Mr. Kramer, which has rendered legal services to the Company since June 1996. The Company paid such corporation approximately $46,384 during the nine months ended March 31, 1997 for such legal services.

  The Company believes that each of the transactions described above was entered into on an arm's-length basis in the ordinary course of the Company's business and on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth as of July 9, 1997 the beneficial ownership of the Common Stock and as adjusted to reflect the sale of the shares offered hereby by (i) each person or entity known to the Company to own beneficially five percent more of the Common Stock, (ii) each director of the Company, and
(iii) all directors and executive officers of the Company as a group.

                             NUMBER OF SHARES
                               BENEFICIALLY          PERCENTAGE OF SHARES
NAME OF BENEFICIAL OWNER       OWNED(1)(2)     PRIOR TO OFFERING AFTER OFFERING
------------------------     ----------------  ----------------- --------------
Willard Miller.............     1,365,688(3)          8.4%             6.6%
 230 Orono Place
 Sommerdale, NJ 08083
William Leone..............     1,186,982(4)          7.3              5.7
 444 Foch Boulevard
 Mineola, NY 11051
Sanders Morris Mundy Inc...     1,156,252(5)          7.1              5.5
 3100 Texas Commerce Tower
 Houston, TX 77002
Louis D. Paolino, Jr. .....     1,151,407(6)          7.1              5.5
 1000 Crawford Place
 Mount Laurel, NJ 08054
Glen Miller................     1,111,302(7)          6.8              5.3
 429 Ocean Avenue
 Ocean City, NJ 08226
Kenneth Chuan-kai Leung....     1,070,836(8)          6.6              5.2
 126 East 56th Street
 24th Floor
 New York, NY 10022
William C. Skuba...........     1,060,976(9)          6.5              5.1
 RR #4, Box 4452
 Drums, PA 18222
Environmental Opportunities       889,699             5.5              4.3
 Fund, L.P. ...............
 3100 Texas Commerce Tower
 Houston, TX 77002
George O. Moorehead........       405,834(10)         2.5              2.0
 3700 West Lower Buckeye
 Phoenix, AZ 85009
All executive officers and
 directors as a group
 (ten persons).............     5,948,233(11)        35.0             27.7

--------
 (1) The inclusion herein of any shares as beneficially owned does not constitute an admission of beneficial ownership of those shares. Except as otherwise indicated, each person has sole voting power and sole investment power with respect to all shares beneficially owned by such person.

 (2) Shares not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire them within 60 days upon the exercise of an option are treated as outstanding for purposes of determining beneficial ownership and the percentage beneficially owned by such individual.

 (3) Includes 19,415 shares held of record by W&G Miller Family Limited Partnership, of which Mr. Miller serves as a general partner, and 81,907 shares purchasable under currently exercisable warrants held by such partnership.

                                             (Footnotes continued on next page)

(Footnotes continued from previous page)

 (4) Includes 25,000 shares purchasable under currently exercisable warrants. Also includes 1,159,982 shares held of record by five entities controlled by either Mr. Leone or WSI Holding Corp. The Vito Leone Trust, of which Mr. Leone and his brother Paul Leone are the trustees, is the controlling shareholder of WSI Holding Corp.

 (5) Includes 156,250 shares purchasable under currently exercisable warrants. Also includes 889,699 shares held of record by the Environmental Opportunities Fund, L.P. and 110,303 shares held of record by the Environmental Opportunities Fund (Cayman), L.P., entities for which Environmental Opportunities Management Company, LLC, in which Sanders Morris Mundy Inc., a representative of the Underwriters in the Offering, holds a 75% membership interest, serves as the sole general partner.

 (6) Includes 35,000 shares held of record by entities controlled by Mr. Paolino, 171,166 shares held by family members, and 122,500 shares purchasable under currently exercisable options.

 (7) Includes 81,907 shares purchasable under currently exercisable warrants.

 (8) Includes 70,834 shares purchasable under currently exercisable options. Also includes 889,699 and 110,303 shares held of record by the Environmental Opportunities Fund, L.P. and the Environmental Opportunities Fund (Cayman), L.P., respectively, for which Mr. Leung serves as Chief Investment Officer and as to which Environmental Opportunities Management Company LLC, in which Sanders Morris Mundy Inc. holds a 75% membership interest and Quirk Carson Peppet Inc. holds a 25% membership interest, serves as the sole general partner. Does not include 156,250 shares purchasable under currently exercisable warrants held by Sanders Morris Mundy Inc.

 (9) Includes 13,400 shares held by Mr. Skuba's mother over which he exercises voting control, 9,700 shares held by a trust of which Mr. Skuba is the trustee, and 25,000 shares purchasable under currently exercisable warrants held by LH Properties Inc. of which Mr. Skuba is the sole stockholder.

(10) Includes 70,834 shares purchasable under currently exercisable options.

(11) See footnotes 3, 6, 7, 8 and 10 above. Also includes an aggregate of 468,924 shares and 374,242 shares issuable upon exercise of currently exercisable options held by five executive officers of the Company who are not listed in the table.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $.01 par value per share, and 10,000,000 shares of Class A Common Stock, $.01 par value per share (the "Class A Common Stock"). At July 9, 1997, there were 16,206,224 shares of Common Stock outstanding and no shares of Class A Common Stock outstanding. Based upon the number of shares outstanding as of that date and giving effect to the issuance of the 4,500,000 shares of Common Stock offered hereby, there will be 20,706,224 shares of Common Stock outstanding upon the closing of the Offering. In addition, at July 9, 1997, there were outstanding stock options and warrants for the purchase of a total of 3,368,155 shares of Common Stock and an additional 359,264 shares reserved for issuance pursuant to future option grants under the Company's stock option plans. All shares of Class A Common Stock previously issued and outstanding have been converted to Common Stock and are not subject to reissuance pursuant to terms of the Class A Common Stock. See "Description of Capital Stock."

COMMON STOCK AND CLASS A COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held and the holders of Class A Common Stock are entitled to four votes for each share held on all matters submitted to a vote of stockholders. Both the Common Stock and Class A Common Stock have non-cumulative voting rights and vote together as a single class on all matters, except matters specified otherwise by Delaware law. Issuance of shares of Class A Common Stock could have the effect of delaying or preventing a change in control of the Company without further action by the stockholders. The Company has no present plans to issue any shares of Class A Common Stock in the future.

  The respective holders of record of the issued and outstanding Common Stock and Class A Common Stock are entitled to receive in respect of all said shares taken as single class, any dividends which may be declared by the Board of Directors and/or any distributions that may be made, except that in the case of dividends payable in shares of the Company, or in the case of rights to subscribe to such shares, holders of shares of Class A Common Stock shall receive their dividends in, or shall have rights to subscribe to, shares of Class A Common Stock and holders of shares of Common Stock shall receive their dividends in, or shall have rights to subscribe to, shares of Common Stock; and except further that whenever either shares of Common Stock or shares of Class A Common Stock are split-up or combined, the shares of the other class shall be proportionately split-up or combined. Upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after payment or provision for payment of the debts or liabilities of the Company, holders of Common Stock shall be entitled to receive out of the net assets of the Company the amount of $1.00 per share, prior to any distribution with respect to Class A Common Stock. After such payment or provision for such payment to the holders of Common Stock, the holders of Common Stock and the holders of Class A Common Stock shall be entitled to share ratably (i.e. an equal amount of assets for each share of either Common Stock or Class A Common Stock) in the remaining assets of the Company. Each holder of record of a share of Class A Common Stock may, at any time or from time to time, without cost to such holder and at such holder's option, convert any whole number or all of such holder's shares of Class A Common Stock into fully paid and non-assessable shares of Common Stock at the rate of one share of Common Stock for each share of Class A Common Stock surrendered for conversion. No shares of Class A Common Stock that are converted to Common Stock will be reissued. Except as described above, holders of the Common Stock and Class A Common Stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The outstanding shares of Common Stock are, and the shares offered by the Company in the Offering will be, when issued and paid for, validly issued, fully paid and nonassessable by the Company.

ANTI-TAKEOVER PROVISIONS

  The Company is a Delaware corporation and is subject to Section 203 ("Section 203") of the Delaware General Corporation Law (the "DGCL"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a

"business combination" (as defined) with a Delaware corporation for three years following the time such person became an interested stockholder unless:
(i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at the time of or following the time of the transaction in which such person became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors or during certain prescribed times, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

  Section 203 defines a business combination to include: (i) any merger or consolidation of the corporation with the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
(iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

  In addition, certain of the Company's executive officers that have entered into employment agreements with the Company will be entitled to receive certain bonuses in cash or Common Stock upon a change in control of the Company in such amounts that, in the aggregate, could have an adverse effect on the Company's liquidity and capital resources. Accordingly, such provisions could discourage or prevent bids to takeover the Company and decrease values that would otherwise be obtained by stockholders for their Common Stock. See "Management--Employment Agreements."

LIMITATIONS ON LIABILITY

  Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Company's Certificate of Incorporation ("Certificate of Incorporation") limits the liability of directors of the Company to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

  The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. The Certificate of Incorporation provides indemnification to its officers and directors and certain other persons with respect to certain matters, and the Company has entered into agreements with each of its directors and executive officers providing for indemnification with respect to certain matters.

STOCK TRANSFER AGENT AND REGISTRAR

  The stock transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Sales in the public market of substantial amounts of Common Stock could have an adverse effect on the market price of the Common Stock and may make it more difficult for the Company to sell its equity securities in the future at times and prices that it deems appropriate. Upon completion of the Offering, the Company will have outstanding 20,706,224 shares of Common Stock. Of these shares, approximately 10,634,084 shares of Common Stock, including the 4,500,000 shares of Common Stock sold in the Offering, will be tradeable without restriction or limitation under the Securities Act, except to the extent such shares are subject to the agreement with the Underwriters described below, and except for any shares owned by "affiliates" of the Company which will be subject to the resale limitations under Rule 144 of the Securities Act. The remaining approximately 10,072,140 outstanding shares of Common Stock held by existing stockholders are "restricted securities" that were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act and may not be sold in a public distribution except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom, including that provided by Rule 144. Of these restricted securities, 6,016,422 shares will be saleable in the public market 180 days following the date of this Prospectus subject to compliance with Rule 144.

  In general, under Rule 144 as currently in effect, if one year has elapsed since the date of acquisition of restricted shares from the Company or an affiliate of the Company, the acquiror or subsequent holder thereof would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then-outstanding shares of Common Stock (approximately 207,062 shares after the Offering, assuming no exercise thereafter of outstanding options or warrants) or the average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Commission, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of Common Stock that are not restricted securities (such as shares of Common Stock acquired by affiliates in the Offering). Under Rule 144(k) as currently in effect, if two years have elapsed since the date of acquisition of restricted shares from the Company or any "affiliate" of the Company and the acquiror or subsequent holder is not deemed to have been an affiliate of the Company for at least 90 days prior to a proposed transaction, such person would be entitled to sell such shares under Rule 144(k) without regard to the limitations and requirements described above. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

  Upon consummation of the Offering, the Company will have outstanding options and warrants to purchase a total of 3,368,155 shares of Common Stock, 1,346,263 of which will then be exercisable, and an additional 359,264 shares reserved for issuance pursuant to future option grants under the Company's stock option plans. The Company has filed registration statements on Form S-8 under the Securities Act that registers all shares of Common Stock issuable under the Company's 1987 Stock Option Plan, 1991 Stock Option Plan, and 1996 Stock Option Plan. Shares covered by such registration statements are eligible for resale in the public market subject to Rule 144 limitations applicable to affiliates, the vesting provisions of each option grant (generally up to five years), and the lock-up agreement described below, if applicable. In addition, in connection with certain of the Company's acquisitions, the Company has held back a certain portion of the purchase price that was payable in Common Stock to generally secure the sellers' indemnification obligations to the Company under the acquisition agreements. Such Common Stock will be issued to the sellers upon the occurrence of certain events and/or the satisfaction of certain liabilities by the sellers. At July 9, 1997, a total of 481,059 shares of Common Stock were subject to such hold backs.

  Certain stockholders of the Company that hold restricted securities have registration rights for an aggregate of up to 7,800,980 shares of Common Stock and an additional 788,464 shares of Common Stock issuable upon exercise of warrants. The Company expects that 45 days after completion of the Offering 5,825,694 of such shares will be covered by an effective registration statement permitting such shares to be resold by certain of such stockholders. Of the 5,825,694 shares to be included in such registration statement, 4,886,790 shares will be subject to restrictions on transferability as described in the next paragraph. The Company has agreed to pay substantially all expenses incident to such registration statement, other than underwriting discounts and commissions.

  The Company and the directors and certain executive officers and stockholders of the Company, who own an aggregate of 2,879,917 shares of Common Stock and options and warrants to purchase 1,873,254 shares of Common Stock at July 24, 1997, have agreed, except for certain limited exceptions or with the prior written consent of Smith Barney Inc., that they will not sell, offer to sell, solicit an offer to buy, contract to sell, grant any option to purchase, or otherwise transfer or dispose of, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 120 days after the date of this Prospectus. In addition, the other executive officers and certain employees and other stockholders of the Company, who own an aggregate of 6,943,272 shares of Common Stock and options and warrants to purchase 1,255,001 shares of Common Stock at July 24, 1997, have also agreed to such transferability restrictions, except that the restrictive period is for 90 days following the date of this Prospectus. See "Underwriting."

  The Company intends to register two million shares of Common Stock under the Securities Act not earlier than 30 days after the date of the Prospectus for its use in connection with future acquisitions. These shares generally will be freely tradable after their issuance by persons not affiliated with the Company; however, resales of these shares during the 180-day period following the date of the related shelf registration statement would require the prior written consent of Smith Barney Inc.

  Since the Company has issued, and may continue to issue, a significant number of shares of Common Stock in connection with acquisitions of other businesses, the number of outstanding shares of Common Stock that are likely to be eligible for sale in the future is likely to increase significantly.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters named below have severally agreed to purchase from the Company, and the Company has agreed to sell to such Underwriter, the respective number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                                        NUMBER
    UNDERWRITER                                                        OF SHARES
    -----------                                                        ---------
   Smith Barney Inc...................................................
   Oppenheimer & Co., Inc.............................................
   Sanders Morris Mundy Inc...........................................
   Pacific Growth Equities, Inc.......................................
   Van Kasper & Company...............................................
                                                                       ---------
     Total............................................................ 4,500,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters, for whom Smith Barney Inc., Oppenheimer & Co., Inc., Sanders Morris Mundy Inc., Pacific Growth Equities, Inc., and Van Kasper & Company are acting as representatives (the "Representatives"), propose to offer part of the shares of Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession not in
excess of $   per share under the public offering price. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of $    per
share to certain other dealers. The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm any shares to any accounts over which they exercise discretionary authority. After the public offering, the offering price and other selling terms may be changed by the Representatives.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 675,000 shares of Common Stock at the price to the public set forth on the cover page of this Prospectus, minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the proceeding table bears to the total number of shares listed in such table.

  The Company and the directors and certain executive officers and stockholders (the "Stockholders") of the Company designated by the Representatives have agreed that, for a period of 120 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., sell, offer to sell, solicit an offer to buy, contract to sell, grant any option to purchase, or otherwise transfer or dispose of, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, except for (a) in the case of the Company, (i) the Common Stock offered hereby; (ii) certain exceptions pertaining to the Company's stock option plans, (iii) issuances of Common Stock upon the conversion of securities or the exercise of warrants outstanding on the date the Underwriting Agreement is executed and
(iv) issuances and sales of Common Stock in connection with acquisitions by the Company, and (b) in the case of the Stockholders and the directors and executive officers of the Company, shares of Common Stock disposed of as a gift to his or her "immediate family" or to one or more trusts established for the benefit of his or her immediate family, provided that the recipient of such Common Stock agrees to the foregoing restrictions on transferability. In addition, other executive officers and certain employees and other stockholders of the Company designated by the Representatives have also agreed to such transferability restrictions, except that the restrictive period is for 90 days following the date of this Prospectus. Notwithstanding the foregoing restrictions on transferability, two employees that have entered into such agreements may sell their shares of Common Stock to fulfill tax withholding obligations in connection with an exercise of a stock option issued under one of the Company's stock option plans that expires during the restrictive period

  In August 1996, Sanders Morris Mundy Inc., one of the Representatives and the beneficial owner of approximately 7.1% of the issued and outstanding shares of Common Stock at July 9, 1997, acted as placement agent in connection with a private placement of 2,500,000 shares of Common Stock by the Company for $4.00 per share. In connection therewith, Sanders Morris Mundy Inc. received a warrant to purchase 156,250 shares of Common Stock at an exercise price of $5.00 per share and a placement fee of $650,000. In the private placement, Environmental Opportunities Fund, L.P. and Environmental Opportunities Fund (Cayman), L.P., for which Environmental Opportunities Management Company, LLC, in which Sanders Morris Mundy Inc. holds a 75% membership interest, serves as the sole general partner, purchased an aggregate of 750,000 shares of Common Stock.

  Kenneth Chuan-kai Leung, a Managing Director of Sanders Morris Mundy Inc., is a director of the Company. Sanders Morris Mundy Inc. has provided and is currently providing financial advisory services for the Company.

  The Company and the Underwriters each have agreed to indemnify the other against certain liabilities, including liabilities under the Securities Act, or will contribute to payments that the Underwriters may be required to make in respect thereof.

  The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the Offering if the Common Stock originally sold by such underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania, counsel for the Company. Certain legal matters relating to the offering of the Common Stock will be passed upon for the Underwriters by Morgan Lewis & Bockius LLP, New York, New York.

                                    EXPERTS

  The consolidated financial statements of the Company at March 31, 1997, June 30, 1996 and June 30, 1995, and for the nine months ended March 31, 1997 and for each of the three years in the period ended June 30, 1996, appearing in this Prospectus and the Registration Statement of which this Prospectus forms a part have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement which, as to each of the three years in the period ended June 30, 1996, is based in part on the reports of Bardall, Weintraub P.C. and Paternostro, Callahan & DeFreitas, LLP, independent auditors. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

  The combined financial statements of Allied Environmental Services, Inc. and affiliates as of June 30, 1996 and 1995 and for the years then ended appearing in the Company's Current Report on Form 8-K dated July 2, 1996, as amended by its Forms 8-K/A filed September 16, 1996, May 13, 1997, June 6, 1997, and July 10, 1997, have been audited by BDO Seidman LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The combined financial statements of Allied Environmental Services, Inc., Allied Environmental Services, West, Inc., Allied Mid-Atlantic, Inc., and Allied Waste Management, Inc. as of June 30, 1994 and for the year then ended appearing in the Company's Current Report on Form 8-K dated July 2, 1996, as amended by its Form 8-K/A filed September 16, 1996, May 13, 1997, June 6, 1997, and July 10, 1997, have been audited by B.J. Klinger & Co., P.C., independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The combined financial statements of Super Kwik, Inc. and Waste Maintenance Services, Inc. appearing in the Company's Current Report on Form 8-K dated September 27, 1996, as amended by its Forms 8-K/A filed December 9, 1996, June 6, 1997, and July 10, 1997, have been audited by Bardall, Weintraub P.C., independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of R&A Bender, Inc. and R&A Property, Ltd. appearing in the Company's Current Report on Form 8-K dated December 10, 1996, as amended by its Forms 8-K/A filed February 11, 1997, June 6, 1997, and July 10, 1997, have been audited by Boyer & Ritter, CPAs, independent auditors, as set forth in their reports thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The combined financial statements of Donno Company, Inc. and affiliates appearing in the Company's Current Report on Form 8-K dated January 31, 1997, as amended by its Form 8-K/A filed April 15, 1997 and July 10, 1997, have been audited by Paternostro, Callahan & DeFreitas, LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of Apex Waste Services, Inc. appearing in the Company's Current Report on Form 8-K dated March 31, 1997, as amended by its Form 8-K/A filed May 15, 1997 and July 10, 1997, have been audited by Daniel
P. Irwin & Associates, P.C., independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The combined financial statements of Waste Services, Inc. and affiliates as of December 31, 1996 and for the year then ended appearing in the Company's Current Report on Form 8-K dated May 12, 1997, as amended by its Forms 8-K/A filed July 11, 1997 and July 25, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements, and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-1004 at prescribed rates. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants, like the Company, that file electronically with the Commission. The Common Stock is quoted on the Nasdaq National Market, and reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006-1500.

  This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in such instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents have been previously filed by the Company with the Commission and are hereby incorporated by reference in this Prospectus as of their respective dates:

    (i) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996 (filed September 27, 1996) (as amended on Form 10-K/A filed October 28, 1996), excluding the financial statements and the notes thereto and the information contained under Management's Discussion and Analysis of Financial Condition and Results of Operations which have been superseded by the financial statements and the notes thereto and the information contained under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Prospectus;

    (ii) the Company's Current Reports on Form 8-K dated June 21, 1996, July 2, 1996 (as amended on Forms 8-K/A filed September 16, 1996, May 13, 1997, June 6, 1997, and July 10, 1997), September 27, 1996 (as amended on Forms 8-K/A filed December 9, 1996, June 6, 1997, and July 10, 1997), December 10, 1996 (as amended on Forms 8-K/A filed February 11, 1997, June 6, 1997, and July 10, 1997), January 31, 1997 (as amended on Form 8-K/A filed April 15, 1997 and July 10, 1997), March 31, 1997 (as amended on Form 8-K/A filed May 15, 1997 and July 10, 1997), May 8, 1997, and May 12, 1997 (as amended on Forms 8-K/A filed July 11, 1997 and July 25, 1997);

    (iii) the Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1996 (filed November 13, 1996), December 31, 1996 (filed February 14, 1997), and March 31, 1997 (filed May 15, 1997, as amended on Form 10-Q/A filed May 16, 1997); (the financial statements and the notes thereto contained in the Reports on Form 10-Q for the quarters ended September 30, 1996 and December 31, 1996 are deemed to be outdated as they are not on a basis consistent with the Consolidated Financial Statements and the notes thereto at and for the period ended March 31, 1997 included elsewhere in this Prospectus as they do not reflect pooling of interests accounting for certain acquisitions that occurred subsequent to the financial statement date) and

    (iv) the description of the Common Stock contained in the Registration Statement on Form 8-A (File No. 0-16102), including all amendments and reports filed for the purpose of updating such description prior to the termination of the Offering.

  Additionally, all documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement or information contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement or information contained herein or in any other subsequently filed document that is also incorporated by reference herein modifies or replaces such a statement or such information. Any such statement or information so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

  The Company will furnish without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this Prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates. Requests should be submitted by telephone to (609) 235-6009 or in writing to Eastern Environmental Services, Inc., 1000 Crawford Place, Suite 101, Mt. Laurel, New Jersey 08054, Attention: Investor Relations.

                      EASTERN ENVIRONMENTAL SERVICES, INC.

                         INDEX TO FINANCIAL STATEMENTS

UNAUDITED PRO FORMA FINANCIAL INFORMATION
Summary Pro Forma Financial Information...................................   F-2
Pro Forma Consolidated Balance Sheet at March 31, 1997....................   F-3
Pro Forma Consolidated Statement of Operations for the Year Ended June 30,
 1996.....................................................................   F-4
Pro Forma Consolidated Statement of Operations for the Nine Months Ended
 March 31, 1997...........................................................   F-5
Notes to Unaudited Pro Forma Consolidated Financial Information...........   F-6
CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Auditors............................................   F-9
Consolidated Balance Sheets at March 31, 1997, June 30, 1996, and June 30,
 1995.....................................................................  F-10
Consolidated Statements of Operations for the nine months ended March 31,
 1997, nine months ended March 31, 1996 (Unaudited), and each of the three years in the period ended June 30, 1996..................................  F-12
Consolidated Statements of Stockholders' Equity for the nine months ended
 March 31, 1997 and each of the three years in the period ended June 30,
 1996.....................................................................  F-13
Consolidated Statements of Cash Flows for the nine months ended March 31,
 1997, nine months ended March 31, 1996 (Unaudited), and each of the three years in the period ended June 30, 1996..................................  F-14
Notes to Consolidated Financial Statements................................  F-15

                     EASTERN ENVIRONMENTAL SERVICES, INC.

                    SUMMARY PRO FORMA FINANCIAL INFORMATION

  The following Unaudited Pro Forma Consolidated Financial Statements give effect to certain acquisition transactions described below and in the Offering.

  On July 2, 1996, the Company consummated the acquisition of Allied Environmental Services, Inc. and affiliates ("Allied") in exchange for 116,667 unregistered shares of Common Stock. The acquisition has been accounted for as a purchase.

  On December 10, 1996, the Company consummated the acquisition of R&A Bender, Inc. ("Bender") and certain real estate owned by R&A Bender Property, Ltd. ("Bender Property"). The total purchase price was approximately $17,500,000 and the acquisition has been accounted for as a purchase.

  The Company completed the acquisition of Waste Services, Inc. and affiliates on May 12, 1997 in exchange for 1,159,982 unregistered shares of Common Stock and the assumption of $6,176,690 of debt. The Company has assumed, as part of its purchase price, a $6,200,000 liability which will be paid upon the resolution of certain events and is payable in either cash or a future-maximum issuance of 221,170 shares of Common Stock. The Company has accounted for this acquisition as a purchase. In connection with this acquisition, the Company has also executed definitive purchase agreements to acquire Coney Island Rubbish Removal, Inc. ("Coney Island") and Golden Gate Carting, Co. Inc. ("Golden Gate"), two hauling companies which operate under common operational and management control with Waste Services, Inc. Estimated consideration relating to the Golden Gate and Coney Island acquisitions consists of 288,859 unregistered shares of Common Stock and the assumption of $3,050,273 of debt. The Golden Gate and Coney Island acquisitions are contingent upon the approval of the New York Trade Waste Commission. Pending closing of the acquisitions, the Company is operating the business of Golden Gate and Coney Island under management agreements. Waste Services, Inc., Golden Gate, and Coney Island are collectively referred to as ("WSI").

  The pro forma consolidated statements of operations for the year ended June 30, 1996 and the nine months ended March 31, 1997 reflect the results of operations of the Company as if the above acquisitions of Allied, Bender and WSI had occurred at the beginning of the periods presented. The pro forma consolidated balance sheet as of March 31, 1997 reflects the financial position of the Company as if the acquisition of WSI and the Offering had occurred as of March 31, 1997.

  The Company also acquired Apex Waste Services, Inc. ("Apex") on March 31, 1997. This business combination has been accounted for under the pooling of interests method. Apex began operations on October 1, 1996 as a result of its acquisition of certain assets of Waste Management, Inc., Northeast Pennsylvania Division, which was accounted for under the purchase method. The results of operations of Apex have been included in the Company's consolidated financial statements since the date of inception of Apex. The pro forma consolidated financial information includes the results of operations of the predecessor company of Apex for the year ended June 30, 1996 and for the period July 1, 1996 to September 30, 1996.

  The unaudited pro forma consolidated financial statements are based upon preliminary estimates, available information, and certain assumptions that management deems appropriate. Management does not expect material changes to the final transaction adjustments. The unaudited pro forma consolidated financial information presented herein is not necessarily indicative of the results of operations or financial position that the Company would have obtained had such events occurred at the beginning of the period, as assumed, or the future results of the Company. The pro forma consolidated financial information should be read in connection with the consolidated financial statements and notes thereto include in this Prospectus.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               AT MARCH 31, 1997

                                                     PRO FORMA       PRO FORMA     ADJUSTMENTS       PRO FORMA
                          THE COMPANY      WSI      ADJUSTMENTS     CONSOLIDATED  FROM OFFERING     AS ADJUSTED
                          -----------  -----------  -----------     ------------  -------------     ------------
ASSETS
Current Assets
 Cash and cash
  equivalents...........  $ 3,906,902  $    26,650  $   (26,650)(1) $  3,906,902  $ 36,556,162      $ 40,463,064
 Accounts receivable,
  net of allowance......    7,694,765    2,210,957   (2,210,957)(1)    7,694,765                       7,694,765
 Deferred income taxes..    1,568,000          --                      1,568,000                       1,568,000
 Prepaid expenses and
  other current assets..    2,173,656      305,278     (305,278)(1)    2,173,656                       2,173,656
                          -----------  -----------  -----------     ------------  ------------      ------------
 Total current assets...   15,343,323    2,542,885   (2,542,885)      15,343,323    36,556,162        51,899,485
 Net property, plant &
 equipment..............   54,171,729      943,756      992,244 (1)   56,107,729                      56,107,729
Assets held for resale..      395,059          --                        395,059                         395,059
Excess cost over fair
 market value of net
 assets acquired........   15,764,939    4,879,344   24,986,035 (1)   45,630,318                      45,630,318
Intangible assets, net..    1,720,740    7,292,689   (6,492,689)(1)    2,520,740                       2,520,740
Receivables from
 affiliated companies...          --       736,238     (736,238)(1)          --                              --
Deferred income taxes...          --     1,668,000   (1,668,000)(1)          --                              --
Notes receivable from
 stockholders /
 officers...............      463,902      799,173     (799,173)(1)      463,902                         463,902
Other assets............    1,493,005      243,735     (243,735)(1)    1,493,005                       1,493,005
                          -----------  -----------  -----------     ------------  ------------      ------------
 Total assets...........  $89,352,697  $19,105,820  $13,495,559     $121,954,076  $ 36,556,162      $158,510,238
                          ===========  ===========  ===========     ============  ============      ============
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Current liabilities
 Current maturities on
  long-term debt........  $ 1,285,312  $ 6,981,978  $(6,981,978)(1) $  1,285,312  $        --       $  1,285,312
 Current maturities of
  obligations under
  capital leases........    1,445,100          --                      1,445,100                       1,445,100
Accounts payable........    3,835,667    3,586,644   (3,586,644)(1)    3,835,667                       3,835,667
Accrued expenses and
 other current
 liabilities............    8,361,616          --       223,000 (1)    8,584,616                       8,584,616
Income taxes payable....       45,880    1,220,454   (1,220,454)(1)       45,880                          45,880
Due to officers.........          --       760,553     (760,553)(1)          --                              --
Current portion of
 accrued landfill
 closure and other
 environmental costs....    1,070,000          --                      1,070,000                       1,070,000
                          -----------  -----------  -----------     ------------  ------------      ------------
 Total current
  liabilities...........   16,043,575   12,549,629  (12,326,629)      16,266,575           --         16,266,575
Deferred income taxes...    3,832,203          --                      3,832,203                       3,832,203
Long-term debt..........   31,736,086    9,980,348     (753,385)(1)   40,963,049   (39,776,963)(2)     1,186,086
Capital lease
 obligations--
 long-term..............    2,244,432          --                      2,244,432                       2,244,432
Accrued landfill closure
 and other environmental
 costs..................    8,172,364          --                      8,172,364                       8,172,364
Other long-term
 liabilities............                              6,200,000 (1)    6,200,000                       6,200,000
Stockholders' equity
 Common stock...........      140,958       65,620      (51,132)(1)      155,446        45,000 (2)       200,446
 Additional paid-in
  capital...............   27,927,552          --    16,936,928 (1)   44,864,480    76,288,125 (2)   121,152,605
 Retained earnings
  (deficit).............     (668,214)  (3,489,777)   3,489,777 (1)     (668,214)                       (668,214)
 Less treasury stock at
  cost--
  39,100 common shares..      (76,259)         --                        (76,259)                        (76,259)
                          -----------  -----------  -----------     ------------  ------------      ------------
 Total stockholders'
  equity................   27,324,037   (3,424,157)  20,375,573       44,275,453    76,333,125       120,608,578
                          -----------  -----------  -----------     ------------  ------------      ------------
 Total liabilities and
  stockholders' equity..  $89,352,697  $19,105,820  $13,495,559     $121,954,076  $ 36,556,162      $158,510,238
                          ===========  ===========  ===========     ============  ============      ============

  UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED
                                 JUNE 30, 1996

                                                                                                PRO FORMA
                                                           R&A                                 CONSOLIDATED
                                               R&A       BENDER                                   BEFORE     PREDECESSOR
                      THE                    BENDER,    PROPERTY,               PRO FORMA      PREDECESSOR   COMPANY TO
                    COMPANY      ALLIED        INC.       LTD.        WSI      ADJUSTMENTS       COMPANY        APEX
                  -----------  -----------  ----------  --------- -----------  -----------     ------------  -----------
Revenues........  $39,519,173  $10,549,739  $8,454,211  $490,270  $22,802,271  $  (183,919)(a) $81,148,375   $19,042,380
                                                                                  (483,370)(b)
                                                                               -----------
                                                                                  (667,289)
                                                                                  (734,001)(c)
                                                                                  (390,709)(a)
                                                                               -----------
Cost of
revenues........   33,417,442    8,211,825   5,812,906       --    13,053,202   (1,124,710)     59,370,665    16,115,293
                                                                                  (137,032)(d)
                                                                                   172,515 (c)
                                                                                  (885,723)(e)
                                                                                  (797,459)(f)
                                                                                    (9,807)(a)
                                                                                  (626,962)(g)
                                                                                (2,787,983)(h)
                                                                                  (483,370)(b)
                                                                               -----------
Selling, general
and
administrative
expenses........    9,774,422    3,231,358   2,703,425    41,954    8,463,449   (5,555,821)     18,658,787     2,221,336
                  -----------  -----------  ----------  --------  -----------  -----------     -----------   -----------
Operating (loss)
income..........   (3,672,691)    (893,444)    (62,120)  448,316    1,285,620    6,013,242       3,118,923       705,751
                                                                                (1,168,191)(i)
                                                                                 1,311,073 (j)
                                                                               -----------
Interest
expense.........     (629,009)    (108,881)   (113,115)      --    (2,049,230)     142,882      (2,757,353)     (746,152)
Other (expense)
income..........     (130,640)  (1,817,733)    277,518     3,032       86,024    1,817,733 (k)     235,934        31,365
                  -----------  -----------  ----------  --------  -----------  -----------     -----------   -----------
(Loss) income
from continuing
operations
before income
taxes
(benefit).......   (4,432,340)  (2,820,058)    102,283   451,348     (677,586)   7,973,857         597,504        (9,036)
Income tax
(benefit).......       (9,687)         --          --        --      (100,000)     100,000 (l)      (9,687)          --
                  -----------  -----------  ----------  --------  -----------  -----------     -----------   -----------
Net (loss)
income from
continuing
operations......  $(4,422,653) $(2,820,058) $  102,283  $451,348  $  (577,586) $ 7,873,857     $   607,191   $    (9,036)
                  ===========  ===========  ==========  ========  ===========  ===========     ===========   ===========
Earnings per
share...........
Weighted average
number of shares
outstanding.....
                     APEX
                   PRO FORMA       PRO FORMA        ADJUSTMENTS     PRO FORMA
                  ADJUSTMENTS     CONSOLIDATED     FROM OFFERING   AS ADJUSTED
                  --------------- ---------------- --------------- ----------------
Revenues........  $      --       $100,190,755      $      --      $100,190,755
Cost of
revenues........    (770,634)(m)    74,715,324             --        74,715,324
Selling, general
and
administrative
expenses........    (312,322)(m)    20,567,801             --        20,567,801
                  --------------- ---------------- --------------- ----------------
Operating (loss)
income..........   1,082,956         4,907,630             --         4,907,630
Interest
expense.........    (650,775)(n)    (4,154,280)      3,182,157(o)      (972,123)
Other (expense)
income..........         --            267,299             --           267,299
                  --------------- ---------------- --------------- ----------------
(Loss) income
from continuing
operations
before income
taxes
(benefit).......     432,181         1,020,649       3,182,157        4,202,806
Income tax
(benefit).......         --             (9,687)            --            (9,687)(l)
                  --------------- ---------------- --------------- ----------------
Net (loss)
income from
continuing
operations......  $  432,181      $  1,030,336      $3,182,157     $  4,212,493
                  =============== ================ =============== ================
Earnings per
share...........                  $        .09                     $        .26
                                  ================                 ================
Weighted average
number of shares
outstanding.....                    11,869,909 (p)                   16,369,909 (q)
                                  ================                 ================

 UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE NINE MONTHS
                             ENDED MARCH 31, 1997

                                                                                   PRO FORMA
                                              R&A                                 CONSOLIDATED
                                  R&A       BENDER                                   BEFORE     PREDECESSOR     APEX
                                BENDER,    PROPERTY,               PRO FORMA      PREDECESSOR   COMPANY TO    PRO FORMA
                  THE COMPANY     INC.       LTD.        WSI      ADJUSTMENTS       COMPANY        APEX      ADJUSTMENTS
                  -----------  ----------  --------- -----------  -----------     ------------  -----------  -----------
Revenues........  $52,409,183  $4,294,638  $214,324  $16,596,545  $  (41,019)(a)  $73,262,989   $4,675,156    $     --
                                                                    (210,682)(b)
                                                                  ----------
                                                                    (251,701)
                                                                    (196,402)(c)
                                                                    (206,352)(a)
                                                                  ----------
Cost of            38,026,625   2,692,988     1,602   10,318,674                   50,637,135    3,901,842    (192,658)(j)
revenues........                                                    (402,754)
                                                                      76,769 (c)
                                                                    (963,807)(d)
                                                                      (6,085)(a)
                                                                    (610,088)(e)
                                                                  (1,583,152)(f)
                                                                    (210,682)(b)
                                                                  ----------
Selling, general
and
administrative
expenses........    9,245,947   1,949,947    17,382    6,378,446  (3,297,045)      14,294,677      563,087     (78,081)(j)
Merger costs....    3,336,792          --        --           --          --        3,336,792           --          --
                  -----------  ----------  --------  -----------  ----------      -----------   ----------    --------
Operating income    1,799,819    (348,297)  195,340     (100,575)                   4,994,385      210,227     270,739
(loss)..........                                                   3,448,098
                                                                     714,024 (g)
Interest           (1,525,509)     (7,243)            (1,267,642)   (529,754)(h)   (2,616,124)    (172,534)   (176,698)(k)
(expense)
income..........
Other income
(expense).......      461,089     245,746        --       83,997          --          790,832        3,596          --
                  -----------  ----------  --------  -----------  ----------      -----------   ----------    --------
Income (loss)
from continuing
operations
before income
taxes...........      735,399    (109,794)  195,340   (1,284,220)  3,632,368        3,169,093       41,289      94,041
Income tax
expense
(benefit).......      940,405          --        --     (200,000)    200,000 (i)      940,405           --          --
                  -----------  ----------  --------  -----------  ----------      -----------   ----------    --------
Net income
(loss) from
continuing
operations......  $  (205,006) $ (109,794) $195,340  $(1,084,220) $3,432,368      $ 2,228,688   $   41,289    $ 94,041
                  ===========  ==========  ========  ===========  ==========      ===========   ==========    ========
Earnings per
shares..........
Weighted average
number of shares
outstanding.....
                   PRO FORMA       ADJUSTMENTS     PRO FORMA
                  CONSOLIDATED    FROM OFFERING   AS ADJUSTED
                  --------------- --------------- --------------
Revenues........  $77,938,145      $       --     $77,938,145
Cost of            54,346,319              --      54,346,319
revenues........
Selling, general
and
administrative
expenses........   14,779,683              --      14,779,683
Merger costs....    3,336,792              --       3,336,792
                  --------------- --------------- --------------
Operating income    5,475,351                       5,475,351
(loss)..........
Interest           (2,965,356)      2,386,618(l)     (578,738)
(expense)
income..........
Other income
(expense).......      794,428              --         794,428
                  --------------- --------------- --------------
Income (loss)
from continuing
operations
before income
taxes...........    3,304,423       2,386,618       5,691,041
Income tax
expense
(benefit).......      940,405         520,532       1,460,937(i)
                  --------------- --------------- --------------
Net income
(loss) from
continuing
operations......  $ 2,364,018      $1,866,086     $ 4,230,104
                  =============== =============== ==============
Earnings per
shares..........  $       .15                     $       .21
                  ===============                 ==============
Weighted average
number of shares
outstanding.....   15,904,446(m)                   20,404,446(n)
                  ===============                 ==============

                     EASTERN ENVIRONMENTAL SERVICES, INC.

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET ADJUSTMENTS

THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 1997 HAS BEEN ADJUSTED TO REFLECT THE FOLLOWING:

  (1) Reflects the acquisition of Waste Services, Inc. and affiliates and the pending acquisitions of Golden Gate and Coney Island which have been accounted for using the purchase method. Property, equipment and intangible assets were acquired for aggregate consideration of $16,951,416 in Common Stock, the assumption of debt of $9,226,963, the assumption of an approximately $6,200,000 liability which is contingent upon the resolution of certain events (payable in either cash or a future maximum issuance of 357,849 shares of Common Stock) and the recording of a purchase accounting reserve of $223,000 for terminated transitional employee salaries. The excess purchase price over the estimated fair value of the net assets acquired is being amortized on a straight-line basis for 40 years from the date of acquisition. The preliminary allocation of the purchase price is as follows:

      Property and equipment....................................... $ 1,936,000
      Cost over fair value of net assets acquired..................  29,865,379
      Identifiable intangible assets...............................     800,000
                                                                    -----------
                                                                    $32,601,379
                                                                    ===========

  (2) To record the issuance of 4,500,000 shares of Common Stock offered in connection with the Offering at an assumed offering price of $18.25 per share, and the application of the estimated net proceeds therefrom.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS ADJUSTMENTS

THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 1996 HAS BEEN ADJUSTED TO REFLECT THE FOLLOWING:

  (a) To reflect the elimination of revenues and operating expenses relating to certain operations of Bender not acquired by the Company.

  (b) To reflect the elimination of intercompany rental revenues and expenses between Bender and Bender Property.

  (c) To adjust depreciation and amortization expense for the change in the basis of property, equipment, landfill site costs and intangible assets as if the purchase of Bender and Bender Property had been completed on July 1, 1995 net of historical depreciation and amortization expense of Bender and Bender Property and to reflect the Company's methodology of amortizing landfill site costs and closure and post-closure costs. Landfill site costs and closure and post-closure costs are amortized based upon consumed airspace using the unit-of-production method of airspace filled during the period in relation to estimates of total available airspace.

  (d) To adjust depreciation and amortization expense for the change in the basis of property and equipment, net of historical depreciation and amortization of Allied had the purchase of the assets been completed on July 1, 1995.

  (e) To eliminate intercompany administrative charges related directly to cost sharing arrangements provided by Allied's prior parent, which were terminated as a result of the purchase transaction. Such administrative services were absorbed by excess capacity of the Company and the Company has not hired additional employees to perform these administrative services.

  (f) To reflect the decrease in Bender's selling, general and administrative expenses consisting of contractual reductions to former owners' salaries of $606,815, and for the termination of Bender's profit sharing plan of $190,644. The contractual reduction in owner salaries and the termination of Bender's profit sharing plan were directly attributable to the acquisition transaction.

                     EASTERN ENVIRONMENTAL SERVICES, INC.

  (g) To reflect a reduction in WSI's selling, general and administrative salaries of employees terminated at the time of acquisition pursuant to restrictive covenants mandated by the New York City Trade Waste Commission as conditional approval for the Company to consummate the WSI acquisition. The reduction is net of the estimated cost of replacement employees under employment contracts.

  (h) To adjust depreciation and amortization expense for the change in the basis of equipment and intangible assets, and the change in the useful lives and amortization period to conform to Company policies, net of historical depreciation and amortization, which would have occurred had the acquisition of WSI been completed at the beginning of the period.

  (i) To record additional interest expense of $1,168,191 from borrowings (at the Company's average borrowing rate of 8%) under the Company's revolving credit facility of approximately $15,800,000 incurred to consummate the acquisition of Bender, net of historical interest expense of $113,115.

  (j) To reflect a reduction in interest expense of $1,311,073 resulting from debt not acquired net of Company interest expense of $738,157 on borrowings at the Company's average borrowing rate of 8.0% to finance the WSI acquisition.

  (k) To adjust for the write-off of certain intangible assets of Allied, to reflect the recording of purchase accounting as if the acquisition was consummated at the beginning of the year, whereby the Company would have assigned a value of zero to this intangible asset.

  (l) The Company's pro forma effective tax provision is due to the realization of federal net operating loss carryforwards and the reversal of the related valuation allowance previously recorded. Excluding the effect of the valuation allowance, pro forma as adjusted income taxes would be approximately $1.8 million, or $.11 per share at an effective rate of 42%.

  (m) To adjust depreciation and amortization expense for the change of the basis of property, equipment and intangible assets, net of historical depreciation and amortization expense of Waste Management, Inc. of Northeast Pennsylvania (predecessor company to Apex) had the purchase of Waste Management, Inc. of Northeast Pennsylvania been completed on July 1, 1995.

  (n) To record additional interest expense of $650,775 from borrowings of approximately $16,000,000 (at an interest rate of 8.5%) to consummate the acquisition of Waste Management of Northeast Pennsylvania, net of historical interest expense of $746,152.

  (o) Reduction in interest expense to reflect the use of proceeds of the Offering to pay down the debt assumed to be outstanding of $39.8 million resulting from the business combinations at an average interest rate of 8.0%.

  (p) For the purposes of determining pro forma earnings per share, the issuance of 116,667, 1,448,841, 106,667, and 796,927 shares of Common Stock as consideration for the purchase of assets of Allied and WSI, the stock of Bender and to reflect the shares issued relating to the Apex merger, respectively, were considered to have been outstanding from July 1, 1995.

  (q) For the purpose of determining pro forma as adjusted earnings per share, the issuance of 4,500,000 shares relating to the Offering were considered to have been outstanding since July 1, 1995.

THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED MARCH 31, 1997 HAS BEEN ADJUSTED TO REFLECT THE FOLLOWING:

  (a) To reflect the elimination of revenues and operating expenses relating to certain operations of Bender not acquired by the Company.

                     EASTERN ENVIRONMENTAL SERVICES, INC.

  (b) To reflect the elimination of intercompany rental revenues and expenses between Bender and Bender Property.

  (c) To adjust depreciation and amortization expense for the change in the basis of property, equipment, landfill site costs and intangible assets as if the purchase of Bender and Bender Property had been completed on July 1, 1996 net of historical depreciation and amortization expense of Bender and Bender Property and to reflect the Company's methodology of amortizing landfill site costs and closure and post-closure costs. Landfill site costs and closure and post-closure costs are amortized based upon consumed airspace using the unit-of-production method of airspace filled during the period in relation to estimates of total available airspace.

  (d) To reflect the decrease in Bender's selling, general and administrative expenses consisting of a contractual reduction made to the former owners' salaries of $706,807 and for the termination of Bender's profit sharing plan of $257,000. The contracted reduction in owner salaries and the termination of Bender's profit sharing plan were directly attributable to the acquisition transaction.

  (e) To reflect a reduction in WSI's selling, general and administrative salaries of employees terminated at the time of acquisition pursuant to restrictive covenants mandated by the New York City Trade Waste Commission as conditional approval for the Company to consummate the WSI acquisition. The reduction is net of the estimated cost of replacement employees.

  (f) To adjust depreciation and amortization expense for the change in the basis of equipment and intangible assets, net of historical depreciation and amortization which would have occurred had the purchase of WSI been completed on July 1, 1996.

  (g) To reflect a reduction in interest expense of $714,024 resulting from debt not acquired net of Company interest expense of $553,618 on borrowings at the Company's average borrowing rate of 8.0% to finance acquisitions.

  (h) To record additional interest expense of $529,754 resulting from borrowings under the Company's revolving credit facility of approximately $15,800,000 incurred to consummate the acquisition of Bender, net of historical interest expense of $38,291.

  (i) The Company's pro forma effective tax provision is after consideration of the realization of federal net operating loss carryforwards and the reversal of the related valuation allowance previously recorded. Excluding the effect of the valuation allowance, pro forma taxes at an effective rate of 42% would be $2.4 million, an increase of $900,000 ($.04 per share).

  (j) To adjust depreciation and amortization expense for the change in the basis of property, equipment and intangible assets, net of historical depreciation and amortization expense of Waste Management, Inc. of Northeast Pennsylvania (predecessor company to Apex) had the purchase of Waste Management Inc. of Northeast Pennsylvania been completed on July 1, 1996.

  (k) To record additional interest expense of $176,698 from borrowings of Apex of $16.4 million (at an interest rate of 8.5%) to consummate the acquisition of Waste Management of Northeast Pennsylvania, net of historical interest expense of $172,534.

  (l) Reduction in interest expense to reflect the use of proceeds of the Offering to pay down the balance outstanding at March 31, 1997 on the revolving credit facility of $39.8 million at an average annual interest rate of 8.0%.

  (m) For the purposes of determining pro forma earnings per share, the issuance of 63,066 shares of Common Stock as partial consideration for the purchase of the stock of R&A Bender, Inc., and 1,448,841 shares related to the acquisition of WSI were considered to have been outstanding from July 1, 1996.

  (n) For the purpose of determining pro forma earnings per share as adjusted, the issuance of 4,500,000 shares relating to the Offering were considered to have been outstanding since July 1, 1996.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Eastern Environmental Services, Inc.

We have audited the accompanying consolidated balance sheets of Eastern Environmental Services, Inc. as of March 31, 1997, June 30, 1996, and June 30, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the nine months ended March 31, 1997 and each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Super Kwik, Inc. and Donno Company, Inc. and affiliates, wholly owned subsidiaries, which statements reflect total assets constituting 46% in 1996 and 44% in 1995, and total revenues constituting 81% in 1996, 79% in 1995, and 77% in 1994 of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Super Kwik, Inc. and Donno Company, Inc. and affiliates, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and, for each of the three years in the period ended June 30, 1996, the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eastern Environmental Services, Inc. at March 31, 1997, June 30, 1996, and June 30, 1995, and the consolidated results of its operations and its cash flows for the nine months ended March 31, 1997 and each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
May 13, 1997

                      EASTERN ENVIRONMENTAL SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                JUNE 30,
                                              MARCH 31,  -----------------------
                                                1997        1996        1995
                                             ----------- ----------- -----------
                  ASSETS
Current assets:
  Cash and cash equivalents................  $ 3,906,902 $ 1,776,112 $ 2,972,188
  Accounts receivable, less allowance for
   doubtful accounts of $1,519,000,
   $604,000, and $600,000..................    7,694,765   3,349,159   3,422,000
  Deferred income taxes....................    1,568,000     372,445     168,186
  Tax refund receivable....................          --       74,467     152,871
  Prepaid expenses and other current
   assets..................................    2,173,656   1,698,753   1,728,149
                                             ----------- ----------- -----------
    Total current assets...................   15,343,323   7,270,936   8,443,394
Property and equipment:
  Land.....................................    4,166,178     236,517     331,352
  Landfill sites...........................   30,571,790  12,673,250  10,804,589
  Buildings and leasehold improvements.....    6,441,336   2,098,512   2,392,784
  Vehicles.................................   15,623,804  11,806,417  10,886,874
  Machinery and equipment..................   15,098,307   7,553,325   8,264,117
  Furniture and fixtures...................    1,390,761   1,485,868   1,315,043
                                             ----------- ----------- -----------
    Total property and equipment...........   73,292,176  35,853,889  33,994,759
Accumulated depreciation and amortization..   19,120,447  17,510,520  16,882,942
                                             ----------- ----------- -----------
                                              54,171,729  18,343,369  17,111,817
Assets held for sale.......................      395,059     859,262     517,659
Excess cost over fair market value of net
 assets acquired, net of $663,000,
 $440,000, and $360,000 accumulated
 amortization..............................   15,764,939     372,096     350,412
Other intangible assets, net of $3,344,000,
 $3,202,000, and $3,031,000 accumulated
 amortization..............................    1,720,740     662,685     795,016
Notes receivable from officers.............      463,902     432,902     204,001
Other assets (including $538,000, $433,000,
 and $545,000 of restricted cash on deposit
 for landfill closure and insurance
 bonding)..................................    1,493,005     844,837     876,899
                                             ----------- ----------- -----------
    Total assets...........................  $89,352,697 $28,786,087 $28,299,198
                                             =========== =========== ===========

                            See accompanying notes.

                      EASTERN ENVIRONMENTAL SERVICES, INC.

                                                              JUNE 30,
                                           MARCH 31,   ------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings.................  $       --   $   595,000  $   650,000
  Accounts payable......................    3,835,667    3,559,131    2,977,499
  Accrued expenses and other current
   liabilities..........................    8,361,616    2,028,359    1,161,367
  Note payable to stockholder/officer...          --           --        42,457
  Income taxes payable..................       45,880       57,739       59,506
  Current portion of accrued landfill
   closure and other environmental
   costs................................    1,070,000      870,000      870,000
  Current portion of long-term debt.....    1,285,312      773,702    1,098,985
  Current portion of capital lease
   obligations..........................    1,445,100    1,240,358    1,131,924
                                          -----------  -----------  -----------
    Total current liabilities...........   16,043,575    9,124,289    7,991,738
Deferred income taxes...................    3,832,203      507,623      325,152
Long-term debt, net of current portion..   31,736,086    3,534,716    2,962,451
Capital lease obligations, net of
 current portion........................    2,244,432    2,774,124    2,197,430
Accrued landfill closure and other
 environmental costs....................    8,172,364    2,424,137    1,082,246
Commitments and contingencies
Stockholders' equity:
  Common Stock, $.01 par value:
    Authorized shares--50,000,000
    Issued and outstanding shares--
     14,095,834, 9,523,785, and
     6,614,231..........................      140,958       95,238       66,142
  Class A Common Stock (convertible to
   Common Stock), $.01 par value:
    Authorized shares--10,000,000
    Issued and outstanding shares--0, 0,
     and 1,591,201......................          --           --        15,912
  Additional paid-in capital............   27,927,552   10,661,427    9,312,941
  Retained earnings (deficit)...........     (668,214)    (259,208)   4,421,445
                                          -----------  -----------  -----------
                                           27,400,296   10,497,457   13,816,440
  Less treasury stock at cost--39,100
   common shares........................      (76,259)     (76,259)     (76,259)
                                          -----------  -----------  -----------
    Total stockholders' equity..........   27,324,037   10,421,198   13,740,181
                                          -----------  -----------  -----------
    Total liabilities and stockholders'
     equity.............................  $89,352,697  $28,786,087  $28,299,198
                                          ===========  ===========  ===========

                            See accompanying notes.

                      EASTERN ENVIRONMENTAL SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                          NINE MONTHS ENDED MARCH 31,           YEAR ENDED JUNE 30,
                          -------------------------------------------------------------------
                              1997           1996          1996         1995         1994
                          -------------  --------------------------  -----------  -----------
                                          (UNAUDITED)
Revenues................  $  52,409,183  $  29,020,986  $39,519,173  $40,802,062  $37,314,442
Cost of revenues........     38,026,625     23,666,269   33,417,442   33,685,537   30,380,304
Selling, general, and
 administrative expenses
 .......................      9,245,947      5,665,268    9,774,422    7,225,940    7,109,857
Merger costs............      3,336,792            --           --           --           --
                          -------------  -------------  -----------  -----------  -----------
Operating income
 (loss).................      1,799,819       (310,551)  (3,672,691)    (109,415)    (175,719)
Interest expense........     (1,525,509)      (416,590)    (629,009)    (580,632)    (371,918)
Other income (expense)..        461,089        186,538     (130,640)     488,384      226,289
                          -------------  -------------  -----------  -----------  -----------
Income (loss) from
 continuing operations
 before income taxes ...        735,399       (540,603)  (4,432,340)    (201,663)    (321,348)
Income tax expense (ben-
 efit)..................        940,405            --        (9,687)    (147,093)    (228,700)
                          -------------  -------------  -----------  -----------  -----------
Loss from continuing op-
 erations...............       (205,006)      (540,603)  (4,422,653)     (54,570)     (92,648)
Discontinued operations:
  Gain on disposal of
   discontinued opera-
   tions, net of appli-
   cable income taxes of
   $260,784.............            --             --           --           --       525,309
                          -------------  -------------  -----------  -----------  -----------
Net (loss) income.......  $    (205,006) $    (540,603) $(4,422,653) $   (54,570) $   432,661
                          =============  =============  ===========  ===========  ===========
Net (loss) earnings per
 share
  Continuing opera-
   tions................  $        (.02) $        (.06) $      (.49) $      (.01) $      (.01)
  Discontinued opera-
   tions................            --             --           --           --           .07
                          -------------  -------------  -----------  -----------  -----------
                          $        (.02) $        (.06) $      (.49) $      (.01) $       .06
                          =============  =============  ===========  ===========  ===========
Weighted average number
 of shares outstanding..     13,316,698      8,930,968    9,018,080    7,844,359    7,836,332
                          =============  =============  ===========  ===========  ===========


                            See accompanying notes.

                      EASTERN ENVIRONMENTAL SERVICES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                           NUMBER OF SHARES         PAR VALUE
                         ---------------------  -----------------
                                     CLASS A             CLASS A   ADDITIONAL  RETAINED
                          COMMON     COMMON     COMMON   COMMON     PAID-IN    EARNINGS    TREASURY
                           STOCK      STOCK      STOCK    STOCK      CAPITAL   (DEFICIT)     STOCK       TOTAL
                         ---------- ----------  -------- --------  ----------- ----------  ---------  -----------
Balance at June 30,
 1993...................  6,284,231  1,591,201  $ 62,842 $15,912   $ 8,989,991 $5,066,354  $(76,259)  $14,058,840
 Net income.............        --         --        --      --            --     432,661       --        432,661
 Dividends declared and
  paid to former
  stockholders of Donno
  Company, Inc. and
  affiliates............        --         --        --      --            --    (369,000)      --       (369,000)
                         ---------- ----------  -------- -------   ----------- ----------  --------   -----------
Balance at June 30,
 1994...................  6,284,231  1,591,201    62,842  15,912     8,989,991  5,130,015   (76,259)   14,122,501
 Exercise of Common
  Stock options.........     30,000        --        300     --         25,950        --        --         26,250
 Issuance of Common
  Stock.................    300,000        --      3,000     --        297,000        --        --        300,000
 Net loss...............        --         --        --      --            --     (54,570)      --        (54,570)
 Dividends declared and
  paid to former
  stockholders of Donno
  Company, Inc. and
  affiliates............        --         --        --      --            --    (654,000)      --       (654,000)
                         ---------- ----------  -------- -------   ----------- ----------  --------   -----------
Balance at June 30,
 1995...................  6,614,231  1,591,201    66,142  15,912     9,312,941  4,421,445   (76,259)   13,740,181
 Exercise of Common
  Stock options.........    140,000        --      1,400     --        141,100        --        --        142,500
 Exercise of Common
  Stock warrants........    303,353        --      3,034     --        424,312        --        --        427,346
 Issuance of Common
  Stock.................    875,000        --      8,750     --        783,074        --        --        791,824
 Conversion of Common
  Stock.................  1,591,201 (1,591,201)   15,912 (15,912)          --         --        --            --
 Net loss...............        --         --        --      --            --  (4,422,653)      --     (4,422,653)
 Dividends declared and
  paid to former
  stockholders of Donno
  Company, Inc. and
  affiliates............        --         --        --      --            --    (258,000)      --       (258,000)
                         ---------- ----------  -------- -------   ----------- ----------  --------   -----------
Balance at June 30,
 1996...................  9,523,785        --     95,238     --     10,661,427   (259,208)  (76,259)   10,421,198
 Exercise of Common
  Stock options and
  warrants..............    405,576        --      4,055     --        324,004        --        --        328,059
 Proceeds from sale of
  2,670,000 shares of
  Common Stock, less
  commissions and
  issuance expenses of
  $724,248..............  2,670,000        --     26,700     --      9,929,052        --        --      9,955,752
 Common Stock issued in
  connection with
  incorporation of
  Apex..................    796,927        --      7,970     --      3,242,030        --        --      3,250,000
 Common Stock issued in
  purchase
  acquisitions..........    697,046        --      6,970     --      3,751,064        --        --      3,758,034
 Common Stock issued for
  consulting services...      2,500        --         25     --         19,975        --        --         20,000
 Cash dividends paid to
  former stockholders of
  Donno Company Inc. and
  affiliates............        --         --        --      --            --    (204,000)      --       (204,000)
 Net loss...............        --         --        --      --            --    (205,006)      --       (205,006)
                         ---------- ----------  -------- -------   ----------- ----------  --------   -----------
Balance at March 31,
 1997................... 14,095,834        --   $140,958 $   --    $27,927,552 $ (668,214) $(76,259)  $27,324,037
                         ========== ==========  ======== =======   =========== ==========  ========   ===========

                            See accompanying notes.

                      EASTERN ENVIRONMENTAL SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             NINE MONTHS ENDED
                                 MARCH 31,                   YEAR ENDED JUNE 30,
                          -------------------------  -------------------------------------
                              1997         1996         1996         1995         1994
                          ------------  -----------  -----------  -----------  -----------
                                        (UNAUDITED)
OPERATING ACTIVITIES
Loss from continuing
 operations.............  $   (205,006) $  (540,603) $(4,422,653) $   (54,570) $   (92,648)
Adjustments to reconcile
 loss from continuing
 operations to net cash
 provided by operating
 activities of
 continuing operations:
 Depreciation and
  amortization..........     3,073,817    2,354,427    2,893,712    3,665,360    2,861,884
 Provision for losses
  on receivables........       272,834       95,908      304,496      300,481      203,893
 Landfill closure
  costs.................       206,816       68,517    1,006,211      281,619      312,360
 Non-cash severance and
  transition costs......           --           --       740,827          --           --
 Non-cash compensation
  expense...............           --           --       138,173          --           --
 Deferred income
  taxes.................       795,761      (13,349)     (21,788)    (167,974)      19,573
 Loss on write-down of
  assets held for
  sale..................           --           --       402,616          --           --
 Loss (gain) on sale of
  property and
  equipment.............      (136,353)        (428)      52,490      (77,579)     (21,946)
 Changes in operating
  assets and
  liabilities:
   Accounts receivable..    (2,092,988)      28,718     (231,655)     749,534     (667,759)
   Income taxes.........       170,914       75,680       76,637      (53,165)     575,093
   Other................     2,858,335      423,351      910,770      454,049      132,943
   Accounts payable.....    (1,955,278)    (120,968)     581,632     (384,252)   1,154,502
                          ------------  -----------  -----------  -----------  -----------
Net cash provided by
 operating activities of
 continuing operations..     2,988,852    2,371,253    2,431,468    4,713,503    4,477,895
Net cash provided by
 discontinued
 operations.............           --           --           --           --     1,533,360
INVESTING ACTIVITIES
Acquisition of
 businesses, net of cash
 acquired...............   (34,232,130)         --           --           --           --
Development of landfill
 sites..................    (1,857,546)  (1,624,597)  (1,868,661)  (1,361,955)  (3,836,701)
Proceeds from sale of
 property and
 equipment..............       268,727       55,356      225,309      362,235      532,758
Purchase of property and
 equipment..............    (3,660,007)  (2,266,307)  (3,213,874)  (3,633,556)  (1,544,529)
Payments received on
 notes receivable.......           --           --      (213,930)     197,428      234,119
Payments for intangible
 assets.................           --      (122,500)    (122,500)    (574,950)     (92,500)
Landfill closure and
 insurance bonding
 deposits...............       (53,209)     116,521      111,485      (18,145)      83,398
                          ------------  -----------  -----------  -----------  -----------
Net cash used in
 investing activities...   (39,534,165)  (3,841,527)  (5,082,171)  (5,028,943)  (4,623,455)
FINANCING ACTIVITIES
Proceeds from revolving
 line of credit, long
 term debt and capital
 lease obligations......    31,693,650    3,498,942    3,801,500    4,916,792    2,523,142
Payments on revolving
 line of credit, long
 term debt and capital
 lease obligations......    (6,316,358)  (3,330,561)  (3,408,086)  (3,235,517)  (3,711,181)
Net (payments)
 borrowings on note
 payable to
 shareholder/officer....       (31,000)     (42,457)     (42,457)      42,457          --
Proceeds from the
 incorporation of Apex..     3,250,000          --           --           --           --
Proceeds from issuance
 of Common Stock, net of
 expenses...............    10,283,811      861,824    1,361,670      326,250          --
Dividends paid to former
 stockholders of Donno
 Company, Inc. and
 affiliates.............      (204,000)    (153,000)    (258,000)    (654,000)    (369,000)
                          ------------  -----------  -----------  -----------  -----------
Net cash provided by
 (used in) financing
 activities.............    38,676,103      834,748    1,454,627    1,395,982   (1,557,039)
                          ------------  -----------  -----------  -----------  -----------
Net increase (decrease)
 in cash and cash
 equivalents............     2,130,790     (635,526)  (1,196,076)   1,080,542     (169,239)
Cash and cash
 equivalents at
 beginning of year......     1,776,112    2,972,188    2,972,188    1,891,646    2,060,885
                          ------------  -----------  -----------  -----------  -----------
Cash and cash
 equivalents at end of
 year...................  $  3,906,902  $ 2,336,662  $ 1,776,112  $ 2,972,188  $ 1,891,646
                          ============  ===========  ===========  ===========  ===========

                            See accompanying notes.

                     EASTERN ENVIRONMENTAL SERVICES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                MARCH 31, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

  The accompanying consolidated financial statements include the accounts of Eastern Environmental Services, Inc. and its wholly owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

UNAUDITED FINANCIAL STATEMENTS

  The consolidated financial statements for the nine months ended March 31, 1996 are unaudited; however, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the consolidated financial statements for the interim period have been included.

DESCRIPTION OF BUSINESS

  The Company is engaged in the business of providing integrated solid waste management services, consisting of collection, transportation, and disposal services through nonhazardous waste disposal facilities and waste hauling operations. The Company's customers include municipal, commercial, industrial, and residential customers, both local and national companies in various geographic regions throughout principally the eastern United States.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions regarding the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Such estimates include the Company's accounting for closure and post-closure obligations, amortization of landfill development costs, and estimates of reserves such as the allowance for doubtful accounts.

PROPERTY AND EQUIPMENT

  Property and equipment is stated on the basis of cost. The Company provides depreciation over the estimated useful lives of assets using the straight-line method for its property and equipment except for landfill sites. The estimated useful lives are 20 to 40 years for buildings and improvements, five to ten years for vehicles, machinery, and equipment, five to ten years for containers, and five to ten years for furniture and fixtures.

  Landfill site costs include expenditures for acquisition of land and related airspace, in addition to, engineering, permitting, legal, capitalized interest, and certain direct site preparation costs which management believes are recoverable. The Company commences depreciation of landfill site costs when the construction is completed and the constructed area begins to accept waste. Landfill site costs for facilities currently in use are depreciated based upon consumed airspace using the unit-of-production method of airspace filled during the fiscal year in relation to estimates of total available airspace.

  Annually, the Company prepares topographic analyses of the sites, using various survey techniques to confirm airspace utilization during the current year and remaining capacity. Engineering, legal, and other costs associated with the expansion of permitted capacity of existing sites are deferred until receipt of all necessary operating permits. Such costs are capitalized and amortized after receipt of the necessary operating permits. The Company reviews the realization of landfill development projects on a periodic basis. The portion of landfill sites currently under development for future expansion and thus excluded from depreciation totaled $2,539,000, $2,701,000, and $1,341,000 at March 31, 1997, June 30, 1996, and June 30, 1995, respectively.

                     EASTERN ENVIRONMENTAL SERVICES, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT (CONTINUED)

  The Company capitalizes interest costs as part of the cost of developing landfill sites and constructing disposal space. Interest costs of $125,000, $84,000, $48,000, and $139,000 were capitalized for the nine months ended March 31, 1997 and for the fiscal years ended 1996, 1995, and 1994, respectively.

  Depreciation expense includes depreciation recognized on assets under capitalized lease obligations.

EXCESS COST OVER FAIR MARKET VALUE OF NET ASSETS ACQUIRED

  The excess cost over fair market value of net assets acquired is amortized on a straight-line basis over 40 years commencing on the dates of the respective acquisitions. Amortization expense of excess cost over fair market value of net assets acquired was $223,000, $81,000, $75,000, and $77,000 for the nine months ended March 31, 1997 and for the fiscal years ended 1996, 1995, and 1994, respectively.

OTHER INTANGIBLE ASSETS

  Other intangible assets consist principally of noncompete agreements and waste collection and hauling contracts acquired in the acquisition of landfill sites and waste collection operations. Noncompete agreements and waste collection and hauling contracts are currently being amortized over a period of five to 15 years. Amortization of other intangible assets was $142,000, $151,000, $230,000, and $239,000 for the nine months ended March 31, 1997 and for the fiscal years ended 1996, 1995, and 1994, respectively.

LANDFILL CLOSURE, POST-CLOSURE, AND OTHER ENVIRONMENTAL COSTS

  Accrued landfill closure and other environmental costs include the cost of closure and post-closure monitoring and maintenance of landfills, as well as, environmental and remediation costs all of which are estimated based on currently available facts, existing technology and interpretation of presently enacted laws and regulations. Landfill post-closure costs represent management's estimate of the current value of the future obligation associated with maintaining and monitoring the landfill for generally a 30-year period subsequent to the closure of the landfill. The Company estimates the future cost of closure and post-closure costs based on its interpretation of the U.S. Environmental Protection Agency's Subtitle D technical standards. The Company periodically updates its estimates of future closure and post-closure costs with the impact of changes in estimates accounted for on a prospective basis. The Company recognizes these costs on the unit-of-production method based on consumed airspace in relation to management's estimate of total available airspace. Environmental costs relating to remediation work is accrued and charged to operations in the period the potential environmental liability is known.

STATEMENT OF CASH FLOWS

  For the purposes of reporting cash flows, cash and cash equivalents consists of money market accounts and certificates of deposit with original maturities of three months or less.

  Noncash investing and financing activities of the Company excluded from the statement of cash flows include property and equipment additions financed by debt of $750,000, $22,000, $109,000, and $267,000 and financed insurance premiums of $712,000, $462,000, $458,000, and $310,000 for the nine months ended March 31, 1997 and for the fiscal years ended 1996, 1995, and 1994, respectively. In fiscal 1996 and 1994, the Company also sold property and equipment in exchange for notes receivable of $36,000 and $449,000, respectively.

                     EASTERN ENVIRONMENTAL SERVICES, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

  The Company recognizes revenues upon receipt and acceptance of waste material at its landfills and upon collection of waste material at its waste collection and hauling operations. Amounts billed prior to services being performed are included in accrued expenses and other current liabilities as deferred revenue.

EARNINGS PER SHARE

  Earnings per share are computed based on the weighted average number of shares of Common Stock outstanding including the effect of stock options and warrants, if dilutive.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, investments in closure trust funds, trade payables and debt instruments. The book value of cash and cash equivalents, trade receivables, investments in closure trust funds and trade payables are considered to be representative of their respective fair values. The carrying value of the Company's long-term debt approximates fair value based on current rates and terms.

LONG-LIVED ASSETS

  Long-lived assets consist primarily of property and equipment, excess cost over fair market value of net assets acquired and other intangible assets. The recoverability of long-lived assets is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and based upon projections there is a likelihood that such operating losses will continue, the Company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining period. If impairment exists, the carrying amount of the long-lived assets is reduced to its estimated fair value.

RECLASSIFICATIONS

  Certain previously reported amounts have been reclassified to conform to their 1997 presentation.

NEW ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," which is required to be adopted for fiscal periods ending after December 15, 1997 (fiscal 1998 for the Company). At that time, the Company will be required to change the method currently used to compute earnings per share. Under the new standard, the dilutive effect of stock options and stock warrants will be excluded from basic earnings per share. If earnings per share had been calculated under the new requirement, the effect would not have been material to the periods presented.

  In October 1996, the AICPA issued SOP 96-1, Environmental Remediation Liabilities. The SOP provides guidance with respect to the recognition, measurement and disclosure of environmental remediation liabilities. The Company will adopt SOP 96-1 in the first quarter of fiscal 1998 and, based on current circumstances, does not believe the effect of adoption will be material.

                     EASTERN ENVIRONMENTAL SERVICES, INC.

2. ACQUISITIONS

ACQUISITIONS ACCOUNTED FOR UNDER THE POOLING OF INTERESTS METHOD

  On September 27, 1996, the Company completed its merger with Super Kwik, Inc. ("Super Kwik") and approximately 2,308,176 unregistered shares of Common Stock were issued in exchange for all outstanding shares of Super Kwik. Super Kwik operates a municipal solid waste collection business in southern New Jersey, operating over 75 collection vehicles and serving more than 29,000 customers. The transaction has been accounted for using the pooling of interests method; and accordingly, the accompanying consolidated financial statements include the accounts of Super Kwik for all periods presented.

  On January 31, 1997, the Company completed its merger with Donno Company, Inc., Suffolk Waste Systems, Inc., Residential Services, Inc., and N.R.T. Realty Corporation (collectively referred to as the "Donno Companies") with 1,137,951 unregistered shares of Common Stock issued in exchange for all issued and outstanding shares of the Donno Companies. The Donno Companies operate over 75 vehicles and a transfer station and service over 60,000 residential and commercial customers in Nassau and Suffolk Counties of Long Island, New York. The transaction has been accounted for using the pooling of interests method; and accordingly, the accompanying consolidated financial statements include the accounts of the Donno Companies for all periods presented.

  On March 31, 1997, the Company completed its merger with Apex Waste Services, Inc. ("Apex"), with 796,927 unregistered shares of Common Stock (including 2,482 shares representing an adjustment for long-term debt being less than $15,000,000 at March 31, 1997, the date of closing) issued in exchange for all issued and outstanding shares of Apex. Apex operates over 65 collection vehicles and a transfer and processing station and provides services to approximately 10,000 residential and 4,000 commercial customers in northeastern Pennsylvania. The transaction has been accounted for using the pooling of interests method. Apex was formed on October 1, 1996 as a result of the acquisition of certain assets from Waste Management of Pennsylvania, Incorporated, including $6.2 million excess cost over fair market value of net assets acquired. The results of operations of Apex have been included in the Company's consolidated financial statements since the date of inception of Apex.

                     EASTERN ENVIRONMENTAL SERVICES, INC.

2. ACQUISITIONS (CONTINUED)

ACQUISITIONS ACCOUNTED FOR UNDER THE POOLING OF INTERESTS METHOD (CONTINUED)

  Revenues and income (loss) from continuing operations of the separate companies were as follows:

                                                                  INCOME (LOSS)
                                                                 FROM CONTINUING
                                                      REVENUES     OPERATIONS
                                                     ----------- ---------------
Nine months ended March 31, 1997
  Eastern Environmental Services, Inc............... $17,264,107   $   855,357
  Super Kwik........................................  16,936,464       277,888
  Donno Companies...................................   9,564,191      (434,038)
  Apex..............................................   8,644,421      (904,213)
                                                     -----------   -----------
  Combined.......................................... $52,409,183   $  (205,006)
                                                     ===========   ===========
Year ended June 30, 1996
  Eastern Environmental Services, Inc............... $ 7,632,503   $(3,500,043)
  Super Kwik........................................  20,521,676      (282,313)
  Donno Companies...................................  11,364,994      (640,297)
                                                     -----------   -----------
  Combined.......................................... $39,519,173   $(4,422,653)
                                                     ===========   ===========
Year ended June 30, 1995
  Eastern Environmental Services, Inc............... $ 8,650,945   $(1,547,550)
  Super Kwik........................................  18,865,547       541,287
  Donno Companies...................................  13,285,570       951,693
                                                     -----------   -----------
  Combined.......................................... $40,802,062   $   (54,570)
                                                     ===========   ===========
Year ended June 30, 1994
  Eastern Environmental Services, Inc............... $ 8,480,955   $  (722,973)
  Super Kwik........................................  16,000,394       219,293
  Donno Companies...................................  12,833,093       411,032
                                                     -----------   -----------
  Combined.......................................... $37,314,442   $   (92,648)
                                                     ===========   ===========

  Super Kwik, the Donno Companies, and Apex were Subchapter S Corporations prior to the mergers whereby the taxable income or loss flowed through to the individual stockholders. The effects of providing pro forma income taxes as a C Corporation were not presented as such amounts are not material.

  In the nine-month period ending March 31, 1997, the Company incurred approximately $1,148,000, $955,000, and $1,234,000 in merger-related costs associated with the Super Kwik, the Donno Companies, and Apex mergers, respectively, of which approximately $2,545,000 is remaining in accrued liabilities at March 31, 1997. The $3,337,000 of merger costs include $835,000 of transaction-related expenses and $2,502,000 of costs to integrate operations. Additionally, tax provisions of $660,000, $8,000, and $236,000 were recorded at the date of the mergers relating to net deferred tax liabilities with respect to the termination of the Super Kwik, the Donno Companies, and Apex, respectively, previous S corporation elections. This total tax provision of $904,000 is included within income tax expense for the nine-month period ending March 31, 1997.

ACQUISITIONS ACCOUNTED FOR UNDER THE PURCHASE METHOD

  During the nine-month period ended March 31, 1997, the Company consummated six acquisitions that were accounted for under the purchase method of accounting. Results of operations of companies that were acquired and subject to purchase accounting are included from the dates of such acquisitions. The total costs of

                     EASTERN ENVIRONMENTAL SERVICES, INC.

2. ACQUISITIONS (CONTINUED)

ACQUISITIONS ACCOUNTED FOR UNDER THE PURCHASE METHOD (CONTINUED)

acquisitions accounted for under the purchase method was $21,145,000. The excess cost over the fair market value of the net assets acquired was $9,503,000. The excess cost over the fair market value of the net assets acquired is being amortized over 40 years from the date of acquisition on a straight-line basis. The purchase price allocation is based on preliminary estimates as of the acquisition date.

  The unaudited pro forma information set forth below assumes two significant acquisitions accounted for under the purchase method had occurred at the beginning of the periods presented. Pro forma results including insignificant acquisitions would not be materially different from those presented herein. In addition this information includes the predecessor operations of Apex. Apex was formed on October 1, 1996 as a result of the acquisition of certain assets from Waste Management of Pennsylvania, Incorporated. The unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated at that time:

                                                    NINE MONTHS
                                                       ENDED       YEAR ENDED
                                                   MARCH 31, 1997 JUNE 30, 1996
                                                   -------------- -------------
   Revenues.......................................  $61,341,600    $77,388,484
   Net income (loss)..............................  $ 4,799,785    $(3,391,838)
   Earnings (loss) per share......................  $       .33    $      (.34)

3. ACCOUNTS RECEIVABLE

  The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts at a level that management believes is sufficient to cover potential credit losses.

  The following is a rollforward of the Company's allowance for bad debts:

                                 NINE MONTHS       YEAR ENDED JUNE 30,
                                    ENDED      ------------------------------
                                MARCH 31, 1997   1996       1995       1994
                                -------------- ---------  ---------  --------
   Balance at beginning of
    year.......................   $  604,000   $ 600,000  $ 445,000  $301,000
   Additions (charged to
    expense)...................      273,000     304,000    300,000   204,000
   Deductions..................     (280,000)   (300,000)  (145,000)  (60,000)
   Other--purchase price
    allocation.................      922,000         --         --        --
                                  ----------   ---------  ---------  --------
   Balance at end of year......   $1,519,000   $ 604,000  $ 600,000  $445,000
                                  ==========   =========  =========  ========

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

  Prepaid expenses and other current assets consisted of the following:

                                                                 JUNE 30,
                                                           ---------------------
                                            MARCH 31, 1997    1996       1995
                                            -------------- ---------- ----------
   Insurance...............................   $  787,590   $  398,391 $  617,307
   Landfill deposits.......................      134,842      341,522    325,382
   Non-trade receivables...................      142,076      112,722    308,475
   Performance bonds.......................      180,971      121,811     86,344
   Other...................................      928,177      724,307    390,641
                                              ----------   ---------- ----------
                                              $2,173,656   $1,698,753 $1,728,149
                                              ==========   ========== ==========

                     EASTERN ENVIRONMENTAL SERVICES, INC.

5. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

  In September 1996, the Company entered into a new revolving credit facility with two major banks, Bank Boston, N.A. and Bank of America Illinois, which provides for borrowings of up to $100,000,000 (as amended on May 8, 1997) for repayment of certain debt, funding of acquisitions, and includes up to $15,000,000 of standby letters of credit availability. At the Company's option, the interest rate on any loan under the revolving credit facility will be based on an adjusted prime rate or Eurodollar rate, as defined in the loan agreement. The facility matures on April 30, 2000. The revolving credit facility, among other conditions, requires the payment of a commitment fee range of .25% to .50% on the unused balance, payable in arrears, and provides for certain restrictions on the ability of the Company to incur borrowings, sell assets, or pay cash dividends. The facility also requires the maintenance of certain financial ratios, including interest coverage ratios, leverage ratios, and profitable operations. The facility is collateralized by all the stock of the Company's subsidiaries, whether now owned or hereafter acquired. A portion of the credit facility was utilized to refinance the remaining balance of the CoreStates Bank, N.A. revolving credit facility, and the note payable to First Union National Bank.

  Debt and capital lease obligations consist of the following:

                                                                JUNE 30,
                                               MARCH 31,  ---------------------
                                                 1997        1996       1995
                                              ----------- ---------- ----------
Note payable to Bank Boston, N.A. and Bank
 of America Illinois, maturity date of
 September 1999, variable interest rates
 ranging from 8.0% to 8.5%..................  $30,550,000 $      --  $      --
CoreStates Bank, N.A. revolving credit
 facility...................................          --     237,500        --
Note payable to First Union National Bank in
 monthly installments of $28,125 plus
 interest at 7.03%..........................          --   1,096,875        --
Notes payable to various financial
 institutions, with various maturities
 payable through September 2013, interest
 rates (fixed and variable) ranging from
 8.25% to 9.25%, and monthly installments
 ranging from $6,092 to $12,500.............    1,340,236  1,608,287  2,440,919
Installment loan that bears interest at 6%
 and is being repaid in monthly installments
 of $11,600 through February 2000,
 decreasing to $6,283 per month through
 February 2005..............................      686,907    772,359    881,525
Machinery and equipment notes payable,
 secured by equipment, with various
 maturities payable through April 2000,
 interest rates ranging from 9.25% to 12%,
 payable monthly in installments ranging
 from $599 to $13,225.......................    3,853,995  4,419,006  3,837,358
Other.......................................      279,792    188,873    230,988
                                              ----------- ---------- ----------
                                               36,710,930  8,322,900  7,390,790
Less current portion........................    2,730,412  2,014,060  2,230,909
                                              ----------- ---------- ----------
                                              $33,980,518 $6,308,840 $5,159,881
                                              =========== ========== ==========

  Certain machinery and equipment notes payable discussed above have been classified as capital lease obligations in the balance sheet. Cost and accumulated depreciation related to assets under capital leases are as follows:

                                                                JUNE 30,
                                               MARCH 31,  ---------------------
                                                  1997       1996       1995
                                               ---------- ---------- ----------
      Cost.................................... $3,677,649 $3,677,649 $1,994,490
      Accumulated depreciation................    958,540    659,828    197,099
                                               ---------- ---------- ----------
                                               $2,719,109 $3,017,821 $1,797,391
                                               ========== ========== ==========

                     EASTERN ENVIRONMENTAL SERVICES, INC.

5. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (CONTINUED)

  Maturities of long-term debt are as follows: 1998--$2,730,000; 1999-- $1,237,000; 2000--$830,000; 2001--$31,078,000; 2002 and thereafter--$836,000.

  Interest paid on all indebtedness was $1,126,000, $699,000, $582,000, and $520,000 for the nine months ended March 31, 1997, and for the fiscal years ended 1996, 1995, and 1994, respectively.

  Letters of credit have been provided to the Company supporting performances of landfill closure and post-closure requirements, insurance contracts, and other contracts. Letters of credit outstanding at March 31, 1997 aggregated $1,426,000.

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

  Accrued expenses and other current liabilities consisted of the following:

                                                                JUNE 30,
                                               MARCH 31,  ---------------------
                                                  1997       1996       1995
                                               ---------- ---------- ----------
   Accrued compensation....................... $  873,147 $  417,631 $  104,075
   Workers' compensation......................    284,217    117,382     67,981
   Damage claims..............................     60,500    277,609    187,000
   Accrued professional fees..................    165,531    165,500     46,138
   Miscellaneous taxes........................    231,756    112,941    214,108
   Operating loss accrual.....................        --         --     170,000
   Accrued severance costs....................    387,990    583,832        --
   Accrued transition costs...................  3,285,138     97,000        --
   Deferred revenue...........................  1,327,771        --         --
   Other......................................  1,745,566    256,464    372,065
                                               ---------- ---------- ----------
                                               $8,361,616 $2,028,359 $1,161,367
                                               ========== ========== ==========

7. ACCRUED LANDFILL CLOSURE AND OTHER ENVIRONMENTAL COSTS

  The Company owns five non-hazardous solid waste landfills, all of which are permitted and four of which are operating. The Company will have financial obligations related to closure and post-closure monitoring and maintenance of these currently permitted and operating landfills. While the exact amount of future closure and post-closure obligations cannot be determined, the Company has developed procedures to estimate these total projected costs based on currently available facts, existing technology, and presently enacted laws and regulations. Accordingly, the Company will continue to periodically review and update underlying assumptions and projected costs and record required adjustments. The closure and post-closure requirements are established under the standards of the U.S. Environmental Protection Agency's Subtitle D regulations as implemented and applied on a state-by-state basis. Final closure and post-closure accruals consider estimates for the final cap and cover for the site, methane gas control, leachate management and groundwater monitoring, and other operational and maintenance costs to be incurred after the site discontinues accepting waste, which is generally expected to be for a period of up to 30 years after final site closure. For disposal sites that were previously operated by others, the Company assessed and recorded a final closure and post-closure liability at the time the Company assumed closure responsibility based upon the estimated total closure and post-closure costs and the percentage of airspace utilized as of such date. Thereafter, the difference between the final closure and post-closure costs accrued and the total estimated closure and post-closure costs to be incurred is accrued and charged to expense as airspace is consumed. As of March 31, 1997, the Company estimates that the costs of final closure of the currently permitted and operating areas at the Company's landfills will be approximately $13,593,000, of which $3,205,000 has been

                     EASTERN ENVIRONMENTAL SERVICES, INC.

7. ACCRUED LANDFILL CLOSURE AND OTHER ENVIRONMENTAL COSTS (CONTINUED)

accrued as of March 31, 1997. The Company estimates that the costs of post-closure monitoring of groundwater and methane gas and other required maintenance procedures for the currently permitted and expansion areas will approximate $90,000 to $125,000 per year for 30 years after closure at each of the Company's two municipal solid waste landfills and $10,000 per year for 30 years after closure at the Company's industrial landfill sites. The Company has accrued $1,502,000 for post-closure obligations as of March 31, 1997.

  Funding of closure and post-closure obligations are estimated as follows:
1998--$1,070,000; 1999--$1,230,000; 2000--$400,000; 2001 and thereafter--
$6,542,000.

  The Company maintains a bonding facility pursuant to certain statutory requirements regarding financial assurance for the closure and post-closure monitoring cost requirements for its Kentucky, Pennsylvania and West Virginia landfills. Bonds outstanding at March 31 1997 total $1,322,000 and $315,000, as closure and post-closure financial assurance, respectively, for the Company's Kentucky landfill, $3,400,000 as closure and post-closure financial assurance for the Company's Pennsylvania landfill, and $214,000 as closure financial assurance for the Company's West Virginia landfill. The bonds are collateralized by irrevocable letters of credit of $1,126,000 and trust fund deposits of $120,000. Additionally, the Company has on deposit $196,000 as financial assurance for landfill closure and post-closure for the closed disposal area of its West Virginia disposal facility and $80,000 as financial assurance for landfill closure and post-closure for the Company's Florida landfill. The trust fund and cash deposits are restricted from current operations and are included within other noncurrent assets.

8. COMMON STOCK

  Each share of Common Stock is entitled to one vote.

  In 1996, William C. Skuba, the former President, Chief Executive Officer, Chairman of the Board, and controlling stockholder of the Company, who had approximately 59% voting control, sold 500,000 shares of Common Stock ("Skuba Stock") at a price of $2.00 per share to a group of investors ("Purchasers") pursuant to a Stock Purchase Agreement dated as of May 8, 1996 by and among Mr. Skuba and the Purchasers (the "Stock Purchase Agreement").

  Pursuant to the Stock Purchase Agreement, Mr. Skuba also converted all of his Class A Common Stock of the Company which carried four votes per share into Common Stock which carries one vote per share. Mr. Skuba also granted to the purchasers an irrevocable proxy over his remaining 1,111,101 shares of Common Stock for a period to expire on the earlier of June 20, 1997 or the date upon which Mr. Skuba disposes of such remaining shares. These transactions resulted in a change in voting control whereby the Purchasers held approximately 39% of the voting control of the Company. The change in voting control did not, however, result in an accounting change that would have resulted in a new basis of accounting.

  In fiscal 1995, the Company, through a private placement, issued 300,000 shares of Common Stock for cash of $1.00 per share or $300,000, pursuant to stock subscription agreements with two individual accredited investors. In fiscal 1996, the Company, through additional private placements of stock with accredited investors, issued an additional 875,000 shares of Common Stock for cash of $1.00 per share or $875,000. Certain of the private placements included the issuance of warrants to purchase a total of 525,000 additional shares of Common Stock at an exercise price of $1.50 per share expiring three years from the date of grant. As of June 30, 1996, 150,000 of these warrants have been exercised. The Company registered these securities under the Securities Act of 1933 in February of 1996.

  On August 9, 1996, the Company completed a private placement ("Placement") of 2,500,000 shares of Common Stock at $4 per share with various accredited investors for the purpose of raising funds to construct disposal space at the Company's landfills, to provide for closure of certain filled disposal areas, and to provide working capital. Net proceeds, after deduction of agent fees and related costs, were $9,350,000. The shares sold in the private placement are not registered, and registration rights do not commence for two years.

                     EASTERN ENVIRONMENTAL SERVICES, INC.

8. COMMON STOCK (CONTINUED)

  The Company also issued 125,000 shares of Common Stock at $4 per share to a bank at substantially the same terms as the August 9, 1996 Placement.

9. STOCK OPTION PLANS

  The Company's stock option plans provide for the grant of incentive stock options or non-qualified stock options to directors, officers or employees of the Company. Under the 1987 and 1991 Stock Option Plans, as amended, 700,000 total shares were reserved effective January 1, 1991 for issuance upon the exercise of such options. Incentive stock options have an exercise price of at least 100% of the fair market value of the Common Stock at the date of grant (or 110% of fair market value in the case of employees or officers holding ten percent or more of the voting stock of the Company). Non-qualified options have an exercise price of not less than 90% of the fair market value of the Common Stock at the date of grant. The options generally expire five years from the date of grant and are generally exercisable after two years based upon graduated vesting schedules.

  In August 1996, the Company's stockholders approved the 1996 Stock Option Plan providing for the granting of incentive stock options or non-qualified stock options to directors, officers, or employees of the Company. Under this plan, 2,500,000 shares are reserved for issuance. Incentive stock options have an exercise price consistent with the provisions of the previously existing plans. Non-qualified options have an exercise price which is determined by the Company's Stock Option Committee ("the Committee") in its discretion. The options generally expire ten years from the date of grant and are exercisable based upon graduated vesting schedules as determined by the Committee. 1,793,245 and 607,433 options have been granted under the 1996 plan as of March 31, 1997 and June 30, 1996, respectively; including 801,780 and 291,308 non-qualified stock options at March 31, 1997 and June 30, 1996, respectively. The exercise prices of all non-qualified stock options issued under the 1996 plan were at fair market value ranging from $5.75 to $13.00 per share.

  The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that are not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1997 and 1996; risk-free interest rate of 6%; dividend yield of 0%; expected volatility of the market price of the Common Stock of 70%; and a weighted-average expected life of the option of four years.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                     EASTERN ENVIRONMENTAL SERVICES, INC.

9. STOCK OPTION PLANS (CONTINUED)

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Pro forma results are not likely to be representative of the effects on reported or pro forma results of operations for future years. The Company's pro forma information is as follows:

                                                      NINE MONTHS
                                                         ENDED     YEAR ENDED
                                                       MARCH 31,    JUNE 30,
                                                         1997         1996
                                                      -----------  -----------
   Pro forma net loss................................ $(3,699,000) $(4,803,000)
   Pro forma loss per share.......................... $      (.28) $      (.53)

  Outstanding options to purchase shares of Common Stock have been granted to officers and employees at prices ranging from $.01 to $13.00 per share. A summary of the option transactions are as follows:

                                    NINE MONTHS
                                       ENDED       YEAR ENDED JUNE 30,
                                     MARCH 31,  ----------------------------
                                       1997       1996      1995      1994
                                    ----------- ---------  -------  --------
   Shares underlying options
    outstanding, beginning of
    period.........................    880,900    366,900  417,200   482,800
   Shares underlying options
    granted........................  1,243,236    655,000   20,000    45,000
   Shares underlying options
    exercised......................    (66,945)  (140,000) (30,000)      --
   Shares underlying options
    canceled.......................        --      (1,000) (40,300) (110,600)
                                     ---------  ---------  -------  --------
   Shares underlying options
    outstanding, end of period.....  2,057,191    880,900  366,900   417,200
                                     =========  =========  =======  ========
   Shares underlying options
    exercisable....................    547,379    338,333  350,650   337,450
                                     =========  =========  =======  ========
   Shares available for future
    option grants..................    706,764  2,113,667  300,100   279,800
                                     =========  =========  =======  ========

  Compensation expense has been recognized for those options granted with exercise prices below the fair market value of the Common Stock on the date of grant.

  Stock options outstanding at March 31, 1997 are summarized as follows:

                                                                      WEIGHTED
                                                 WEIGHTED AVERAGE      AVERAGE
           RANGE OF PER SHARE   NUMBER OF SHARES     REMAINING        EXERCISE
            EXERCISE PRICES       OUTSTANDING    CONTRACTURAL LIFE PRICE PER SHARE
           ------------------   ---------------- ----------------- ---------------
            $.01-$5.00               263,946         1.8 years          $1.02
           $5.01-$10.00            1,527,945         9.2 years           6.41
           $10.01-$13.00             265,300         9.9 years          11.86
                                   ---------         ---------          -----
            $.01-$13.00            2,057,191         8.3 years          $6.42
                                   =========         =========          =====

  The Company's Employee Stock Bonus Plan and Employee Benefit Stock Purchase Plan (the "Employee Plans") are for eligible employees. Shares are awarded under the Employee Stock Bonus Plan at the Company's discretion based on the employees' performance. Under the Employee Benefit Stock Purchase Plan, employees may purchase shares of Common Stock at a purchase price of 85% of the fair market value at the date of purchase. A total of 450,000 shares of Common Stock are reserved under the Employee Plans. At March 31, 1997, 27,311 shares have been issued under the Employee Plans.

  At March 31, 1997, the Company had outstanding warrants to purchase a total of 1,015,964 shares of Common Stock of which warrants to purchase a total of 615,964 shares are exercisable. Terms of warrants have been established by the Board of Directors at prices between $1.25 and $13.00 expiring at various dates through 2001.

                     EASTERN ENVIRONMENTAL SERVICES, INC.

10. INCOME TAXES

  At March 31, 1997, the Company has net operating loss carryforwards for federal income tax purposes of $3,727,000, that expire through 2011. However, due to a change in control, these net operating loss carryforwards may be limited. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to those carryforwards as realization is not assured.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                               JUNE 30,
                                             MARCH 31,   ---------------------
                                               1997         1996       1995
                                            -----------  ----------  ---------
Deferred tax liabilities:
  Tax over book depreciation............... $(3,282,204) $ (629,024) $(624,511)
  Other, net...............................    (549,999)   (123,583)  (113,507)
                                            -----------  ----------  ---------
    Total deferred tax liabilities.........  (3,832,203)   (752,607)  (738,018)
Deferred tax assets:
  Allowance for doubtful accounts..........     707,854     158,915    176,810
  Discontinued operations accrual..........         --          --      68,260
  Accrued refurbishing costs...............     943,334         --         --
  Reserve for loss on assets held for
   sale....................................     255,933     255,933    122,767
  Net operating loss carryforwards.........   1,280,503   1,484,833    642,216
  AMT credit...............................      24,376      24,376     24,376
  Reserve for severance and transition
   costs...................................         --      269,232        --
  Other, net...............................         --       68,140     36,623
                                            -----------  ----------  ---------
    Total deferred assets..................   3,212,000   2,261,429  1,071,052
Valuation allowance for deferred tax
 assets....................................  (1,644,000) (1,644,000)  (490,000)
                                            -----------  ----------  ---------
Net deferred tax assets....................   1,568,000     617,429    581,052
                                            -----------  ----------  ---------
Net deferred tax liabilities............... $(2,264,203) $ (135,178) $(156,966)
                                            ===========  ==========  =========

  Significant components of the provision for income taxes (benefit) attributable to continuing operations are as follows:

                                     NINE MONTHS
                                        ENDED         FISCAL YEAR ENDED
                                      MARCH 31,  -----------------------------
                                        1997      1996      1995       1994
                                     ----------- -------  ---------  ---------
Current
  Federal...........................  $    --    $   --   $     --   $(309,317)
  State.............................   144,644    12,101     20,881     61,044
                                      --------   -------  ---------  ---------
                                       144,644    12,101     20,881   (248,273)
Deferred
  Federal...........................   676,397       --     (66,052)   177,955
  State.............................   119,364   (21,788)    37,188      4,724
  Operating loss carryforward.......       --        --    (139,110)  (163,106)
                                      --------   -------  ---------  ---------
                                       795,761   (21,788)  (167,974)    19,573
                                      --------   -------  ---------  ---------
  Provision for income taxes
   (benefit)........................  $940,405   $(9,687) $(147,093) $(228,700)
                                      ========   =======  =========  =========

                     EASTERN ENVIRONMENTAL SERVICES, INC.

10. INCOME TAXES (CONTINUED)

  The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense is:

                                NINE MONTHS
                                   ENDED           FISCAL YEAR ENDED
                                 MARCH 31,  ---------------------------------
                                   1997        1996        1995       1994
                                ----------- -----------  ---------  ---------
Tax at U.S. statutory rates....  $250,036   $(1,190,015) $(608,505) $(346,369)
State income taxes, net of
 federal tax benefit...........    30,619        (9,687)    70,652     50,983
Nondeductible amortization.....    55,519        24,918     24,918     24,918
Valuation allowance for
 deferred tax assets...........       --      1,154,000    340,000        --
Permanent items................   (92,783)          --         --         --
S Corporation status
 termination...................   904,070           --         --         --
Utilization of NOL.............  (204,330)          --         --         --
Other..........................    (2,726)       11,097     25,842     41,768
                                 --------   -----------  ---------  ---------
Provision for income taxes
 (benefit).....................  $940,405   $    (9,687) $(147,093) $(228,700)
                                 ========   ===========  =========  =========

  Net income tax refunds (payments) received during the nine months ended March 31, 1997 and for the fiscal years ended fiscal 1996, 1995, and 1994 were $(50,000), $64,000, $(14,000), and $840,000, respectively.

11. COMMITMENTS AND CONTINGENCIES

  The Company is obligated under various operating leases, primarily for certain office facilities and transportation equipment. Lease agreements frequently include renewal options and require that the Company pay for taxes, insurance, and maintenance expense. Future minimum lease payments under operating leases with initial or remaining noncancellable lease terms in excess of one year as of March 31, 1997 are as follows: 1998--$792,000, 1999-- $638,000, 2000--$322,000, 2001--$84,000, and 2002--$0. Total rental expense under operating leases was approximately $408,000, $353,000, $411,000, and $388,000 for the nine months ended March 31, 1997 and for the fiscal years ended fiscal 1996, 1995, and 1994, respectively.

  The Company is subject to extensive and evolving federal, state, and local environmental laws and regulations in the United States and elsewhere that have been enacted in response to technological advances and the public's increased concern over environmental issues. The majority of expenditures necessary to comply with environmental laws and regulations are made in the normal course of business. Although the Company, to the best of its knowledge, is in compliance in all material respects with the laws and regulations affecting its operations, there is no assurance that the Company will not have to expend substantial amounts for compliance in the future.

  In October 1996, the Company received a final permit to construct its expansion area at its Kentucky landfill. Prior to the actual construction of the expansion area, the Company is required to complete certain investigations to confirm the adequacy of the groundwater monitoring program approved in the final permit. The final permit also requires closure of the original disposal area. In addition, the Company has entered into an exclusive waste disposal franchise agreement with Pulaski County, Kentucky to service the municipal waste needs of the county at the Company's Kentucky landfill through the year 2002. The Company's obligations under this franchise agreement were suspended on July 1, 1996 for a one-year period ending July 1, 1997 due to the Company's cessation of operations at the original permit area and delay in initiating operations at the expansion area. While management intends to resume the transfer station operations to fulfill its responsibilities under the franchise agreement until the initial disposal space is constructed, failure to service the franchise agreement could result in a forfeiture of the Company's performance bond.

                     EASTERN ENVIRONMENTAL SERVICES, INC.

11. COMMITMENTS AND CONTINGENCIES (CONTINUED)

  The Company is subject to various contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior disposal practices or releases of chemicals or petroleum substances by the companies or other parties. At March 31, 1997, the Company has accrued for certain environmental remediation activities, specifically related to the removal of several underground storage tanks, as other long-term accrued environmental costs. Such accrual amounted to $335,680 and in management's opinion, was appropriate based on existing facts and circumstances. Under the most adverse circumstances, however, this potential liability could reach $860,000 as provided in independent engineering studies and evaluation. In the event that future remediation expenditures are in excess of amounts accrued, management does not anticipate that they will have a material adverse effect on the consolidated financial position or results of operations and liquidity of the Company.

  The Company carries insurance covering its assets and operations, including pollution liability coverage. Specifically, each of the Company's landfills has pollution liability coverage of $5,000,000 per occurrence or $5,000,000 in the aggregate subject to a $500,000 deductible per occurrence. Nevertheless, there can be no assurance that the Company's insurance will provide sufficient coverage in the event an environmental claim were made against the Company or that the Company will be able to maintain in place such insurance at reasonable costs. An uninsured or underinsured claim against the Company of sufficient magnitude could have a material adverse effect on its business and results of operations. The Company also is subject to the risk of claims by employees and others made after the expiration of the policy coverage period, including asbestos-related illnesses (such as asbestosis, lung cancer, mesothelloma and other cancers), which may not become apparent until many years after exposure. From May 15, 1985 through April 28, 1988, the Company carried claims-made general liability coverage. Any claims presented on the basis of exposure during that period may not be covered by insurance and any liability resulting therefrom could, consequently, have an adverse effect on the Company's business and results of operations and liquidity.

  The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's consolidated financial position or results of operations and liquidity.

  Certain of the Company's executive officers have entered into employment agreements whereby they will be entitled to receive certain bonuses in cash or common stock upon a change in control of the Company. The Company estimates that the total of these payments based on current salaries would be approximately $1,100,000. Such agreements also include severance provisions and immediate vesting provisions of issued options should the officer be terminated.

12. UNUSUAL OPERATING COSTS

  Unusual operating costs and other adjustments of $3,027,000 were included in the fourth quarter of fiscal 1996 results of operations. A charge of $900,000 to cost of revenues to accrue for certain closure and post-closure monitoring costs was recorded for the Kentucky landfill resulting from a reduction in the Company's estimate of future probable airspace since the draft permit was being adjudicated, providing a valuation allowance for possible impairment of this asset. In October 1996, the Company received approval of its expansion permit, and in May 1997, the Company has decided to continue to operate the Kentucky landfill. As the Company proceeds with construction of the Kentucky landfill, the adequacy of the closure and post-closure accruals will be reevaluated based on current assessments of future probable airspace and closure and post-closure cost estimates. Additionally, charges totaling approximately $879,000 were charged to selling, general and administrative expenses relating to the change in control of the Company, as discussed in
Note 8. Of the $879,000 charge; $672,000 relates to recorded severance costs; $97,000 reflects management's estimate of various transition costs in moving the Company's corporate offices; and $110,000 relates to certain legal and

                     EASTERN ENVIRONMENTAL SERVICES, INC.

12. UNUSUAL OPERATING COSTS (CONTINUED)

other professional costs incurred in completing the transaction. Additionally, management refined its estimates of necessary reserves against past due receivables, outstanding contingencies, and deferred acquisitions costs and increased such reserves by $221,000 $468,000, and $70,000, respectively. The increase in contingency reserves included the $336,000 accrued for certain long-term environmental remediation activities (see Note 11). Additionally, in the fourth quarter, management made a decision to replace certain of its equipment utilized in the landfill and hauling operations, in addition to selling certain real estate previously used in operations and currently being leased to unrelated parties. A charge of $489,000 was recorded to other expenses to write down these assets held for sale to estimated net realizable value. Finally in the second quarter, management recorded a provision of $331,000 related to a severance agreement settlement with a unionized workforce.

  Unusual operating costs of $532,000 were included in the fourth quarter of fiscal 1995 results of operations. A total charge to cost of revenues of $339,000 relates to the Company's cessation of waste acceptance at the Kentucky landfill on June 30, 1995, and the Company's decision to simultaneously permit and operate a waste transfer facility to continue to service the waste needs of the local host county under the ten-year waste disposal franchise agreement previously awarded to the Company expiring in the year 2002. Of the $339,000 of unusual operating costs, $150,000 reflects the Company's estimate of operating losses at the Kentucky facility through fiscal 1996, while the first disposal cell is constructed following approval of the expansion permit, and $189,000 reflects a noncash charge to write-off remaining capitalized costs relating to a disposal cell closed on June 30, 1995.

  Additionally, a charge of $78,000 was recorded in the fourth quarter of fiscal 1995 to reduce the remaining net assets of All Waste Refuse Services, Inc. (AWRS), the Company's waste collection business located in Beaufort County, South Carolina, to their estimated net realizable value at June 30, 1995. The $78,000 charge includes a write-down of $58,000 for certain operating assets, receivables, and supplies inventory and the establishment of a reserve at June 30, 1995, for the anticipated loss on final divestiture of assets of $20,000. During fiscal 1995, the Board of Directors of the Company made a decision to exit the local hauling business in Beaufort County as a result of limited integration with the Company's landfill operation and continued operating losses resulting from significant competitive pressures. The majority of the operating assets of AWRS were sold in fiscal 1995 through several asset sale transactions. Also in 1995, the Company refined its estimate of necessary reserves against past due receivables resulting in a charge to operations of $118,000.

13. RELATED PARTY TRANSACTIONS

  In connection with the consummation of the Stock Purchase Agreement (see
Note 8), the Company entered into a series of agreements with Mr. Skuba, including a Severance Agreement date June 20, 1996. Pursuant to the severance agreement, virtually all prior agreements between Mr. Skuba and the Company were terminated, including the Company's obligation to make certain cash payments to Mr. Skuba upon his resignation from the Company, and in consideration therefor, the Company, among other things, (i) conveyed to Mr. Skuba or a company controlled by Mr. Skuba (a) all of the outstanding capital stock of a corporation that owns certain real property, (b) certain real and personal property, and (c) certain vehicles owned by the Company, (ii) transferred to Mr. Skuba certain potential business opportunities that the Company decided that it had no interest in pursuing, (iii) agreed to provide Mr. Skuba with certain health benefits at the Company's cost until June 1997, and (iv) agreed to indemnify Mr. Skuba to the extent provided by the Company's Certificate of Incorporation and to maintain director and officer liability insurance for him until June 2002. The Company recorded a total of $459,100 noncash expense related to the Severance Agreement including $259,600 of compensation expense, loss on the sale of certain assets of $156,000 and $43,500 of benefits related to a Consulting Agreement with Mr. Skuba that expires in June 1998.

  The Company entered into an agreement in July 1996 to lease office space from a company that is controlled by an officer of the Company. The lease is for a period of five years and provides for a monthly rental of $6,250

                     EASTERN ENVIRONMENTAL SERVICES, INC.

13. RELATED PARTY TRANSACTIONS (CONTINUED)

subject to annual increases derived from increases in the Consumer Price Index. The lease is terminable at any time by the Company by payment of a termination fee equal to one year's rent.

  The Company received management services from a company that is 50% owned by certain stockholders of the Company. The amount of these services charged to expense was $56,000, $590,000, $414,000, and $320,000 for the nine month-
period ended March 31, 1997 and the fiscal years ended June 30, 1996, 1995, and 1994, respectively.

  The notes receivable from officers are due in fiscal 2006. The interest rate on these loans was 6% at March 31, 1997 and June 30, 1996 and 8% at June 30, 1995.

  In August 1996, the Company acquired all of the assets of Eastern Waste of Philadelphia, Inc. in consideration of 391,250 shares of Common Stock valued at $4.00 per share or approximately $1,600,000 in the aggregate. The stockholders of Eastern Waste of Philadelphia, Inc. are brothers of directors of the Company. Substantially all of the assets the Company acquired from Eastern Waste of Philadelphia, Inc. were acquired by Eastern Waste of Philadelphia, Inc. in May 1996 in separate transactions with Tri-County Disposal & Recycling, Inc. and National Ecosystems Inc. for an aggregate of approximately $1,600,000 in cash and stock.

  In connection with the Company's acquisition of Super Kwik in September 1996, the Company executed a $750,000 mortgage note in favor of Spruce Avenue Associates, a general partnership whose partners are two officers of the Company. The note bears interest at the rate of ten percent per annum and is due and payable on September 27, 1999. The note is secured by mortgage on certain real property of the Company located in Voorhees, New Jersey. The principal amount outstanding under the mortgage note at March 31, 1997 was $750,000.

  The Company paid a professional corporation owned by an officer of the Company approximately $46,000 during the nine months ended March 31, 1997 for legal services rendered to the Company.

  In October 1996, the Company hired a corporation owned by an employee of the Company to excavate a new cell for the Company's landfill in West Virginia. The Company estimates that the total amount to be paid will be approximately $698,000. The selected corporation was the lowest bidder that satisfied all bid requirements for such job.

  The Company believes that each of the transactions described above was entered into on an arm's-length basis in the ordinary course of the Company's business and on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

14. SUBSEQUENT EVENTS

  Subsequent to March 31, 1997 the Company acquired seven waste hauling and collection companies in separate transactions. Consideration included approximately 1,033,000 unregistered shares of Common Stock, cash of approximately $4,608,000 to the sellers and assumed debt of approximately $5,945,000. These transactions will be accounted for using the purchase method of accounting. Additionally, in May 1997 the Company assumed and renegotiated a lease agreement and entered into an agreement to operate a solid waste transfer station in Long Island, New York.

  Additionally, on May 12, 1997, the Company completed the acquisition of Waste Services, Inc. and affiliates ("WSI"), accounted for using the purchase method. Property and equipment and intangible assets were acquired for consideration consisting of 1,159,982 unregistered shares of Common Stock and the assumption of

                     EASTERN ENVIRONMENTAL SERVICES, INC.

14. SUBSEQUENT EVENTS (CONTINUED)

$6,176,690 of debt. The Company has accrued an obligation of approximately $6,200,000 as additional purchase price which will be paid upon the resolution of certain events and is payable in either cash or a future maximum issuance of 357,849 shares of Common Stock. As part of this contingency, the Company also posted a letter of credit in the amount of approximately $2,600,000 and agreed to pay up to $630,000 relating to a debt WSI owed to one of its creditors. Such future payment is contingent upon authorization from the New York City Trade Waste Commission or a court having jurisdiction. The Company also closed on May 12, 1997 into escrow the pending acquisitions of Golden Gate Carting Co. Inc. ("Golden Gate") and Coney Island Rubbish Removal, Inc. ("Coney Island") pending satisfaction of certain normal conditions which the Company believes will be resolved. Estimated consideration relating to the Golden Gate and Coney Island acquisitions consists of 288,859 unregistered shares of Common Stock and the assumption of approximately $3,000,000 of debt. WSI, Golden Gate and Coney Island are operated under common management control and provide principally commercial waste collection services in Brooklyn, Queens, and Long Island, New York. The acquisitions of Golden Gate and Coney Island will also be accounted for under the purchase method.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OF-FERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPEC-TUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RE-LIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COM-PANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSE-QUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
The Company..............................................................  18
Use of Proceeds..........................................................  19
Dividend Policy..........................................................  19
Price Range of Common Stock..............................................  20
Capitalization...........................................................  21
Dilution.................................................................  22
Selected Consolidated Financial Data.....................................  23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  32
Management...............................................................  51
Certain Transactions.....................................................  54
Principal Stockholders...................................................  56
Description of Capital Stock.............................................  58
Shares Eligible for Future Sale..........................................  61
Underwriting.............................................................  63
Legal Matters............................................................  64
Experts..................................................................  65
Available Information....................................................  66
Incorporation of Certain Documents by Reference..........................  67
Index to Financial Statements............................................ F-1

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                                4,500,000 SHARES

         [LOGO OF EASTERN ENVIRONMENTAL SERVICES, INC. APPEARS HERE]

                                  COMMON STOCK

                                    -------

                                   PROSPECTUS

                                        , 1997

                                    -------

                               SMITH BARNEY INC.
                            OPPENHEIMER & CO., INC.
                              SANDERS MORRIS MUNDY
                         PACIFIC GROWTH EQUITIES, INC.
                              VAN KASPER & COMPANY

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--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the costs and expenses of the issuance and distribution of the securities being registered hereby, all of which are being borne by the Company.

   SEC registration fee............................................ $   22,543
   NASD filing fee.................................................      8,165
   Nasdaq National Market listing fee..............................     17,500
   Legal fees and expenses.........................................    550,000*
   Accounting fees and expenses....................................    400,000*
   Printing expenses...............................................    225,000*
   Blue sky filing and counsel fees and expenses...................     10,000*
   Transfer agent and Registrar fees and expenses..................      5,000*
   Miscellaneous expenses..........................................     36,792*
                                                                    ----------
     Total......................................................... $1,275,000*
                                                                    ==========

--------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the Company, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of an action by or in the right of the corporation, a Delaware corporation may indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

  Article Tenth, Paragraph (a) of the Certificate of Incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another company or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether or not the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, or agent, or in any other capacity while serving as a director, officer, employee, or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such indemnification continues as to a person who has ceased to be a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent and inures to the benefit of his or her heirs, executors, and administrators; provided, however, that except as provided in Paragraph (b) of the Article Tenth (described below), the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors of the Company. Article Tenth Paragraph (a) further provides that such right to indemnification shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, the payment of such expenses incurred by a director or officer (in his or her capacity as a director or officer and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the Certificate of Incorporation or otherwise. The Company may, by action of its Board of Directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors and officers. The foregoing right to indemnification and advancement of expenses is not exclusive.

  Article Tenth, Paragraph (b) of the Certificate of Incorporation provides further that if a claim described under Paragraph (a) of Article Tenth is not paid in full by the Company within thirty days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful, in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Company to indemnify the claimant for the amount claimed, but the burden of providing such defense shall be on the Company. Neither the failure of the Company (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Company (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

  As permitted by Article Eleventh of the Certificate of Incorporation and
Section 145(g) of the DGCL, the directors and officers of the Company and its subsidiaries are covered by policies of insurance under which they are insured, within limits and subject to certain limitations, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, in which they are parties by reason of being or having been directors or officers; the Company is similarly insured, with respect to certain payments it might be required to make to its directors or officers under the applicable statutes and its charter provisions. The Company has also entered into indemnification agreements with certain of its directors and officers.

  Reference is also made to the indemnification provisions of the Underwriting Agreement filed as Exhibit 1 and to the first undertaking contained in Item 17 of this Registration Statement.

ITEM 16. EXHIBITS.

 EXHIBIT NO.          DESCRIPTION
 -----------          -----------
 1           Underwriting Agreement
 23.1        Consent of Ernst & Young LLP

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Mt. Laurel, New Jersey on July 28, 1997.

                                          Eastern Environmental Services, Inc.

                                                 /s/ Louis D. Paolino, Jr.
                                          By: _________________________________
                                             LOUIS D. PAOLINO, JR. CHAIRMAN OF
                                               THE BOARD AND CHIEF EXECUTIVE
                                                          OFFICER

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement on Form S-3 has been signed by the following persons, in the capacities indicated, on July 28, 1997.

              SIGNATURE                                 TITLE


      /s/ Louis D. Paolino, Jr.           Chairman of the Board, President
-------------------------------------      and Chief Executive Officer
        LOUIS D. PAOLINO, JR.              (Principal Executive Officer)

       /s/ Gregory M. Krzemien            Chief Financial Officer and
-------------------------------------      Treasurer (Principal Financial
         GREGORY M. KRZEMIEN               and Accounting Officer)

        George O. Moorehead*              Director
-------------------------------------
         GEORGE O. MOOREHEAD

          Kenneth C. Leung*               Director
-------------------------------------
          KENNETH C. LEUNG

* Gregory M. Krzemien, pursuant to a Power of Attorney executed by each of the directors and officers noted above and included in the signature page of the initial filing of this Registration Statement, by signing his name hereto, does hereby sign and execute this Amendment No. 3 to Registration Statement on behalf of each of the persons noted above, in the capacities indicated, and does hereby sign and execute this Amendment No. 3 to Registration Statement on his own behalf, in the capacity indicated.

                                                  /s/ Gregory M. Krzemien
                                          _____________________________________
                                                    GREGORY M. KRZEMIEN

                                 EXHIBIT INDEX

 EXHIBIT NO. DESCRIPTION
 ----------- -----------
     1       Underwriting Agreement
    23.1     Consent of Ernst & Young LLP